As filed with the Securities and Exchange Commission on January 5, 1995

                                             Registration No. 33-56817

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                 Amendment No. 1
                                       to
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933

                                    --------

                                  HUBCO, INC.
             (Exact name of registrant as specified in its charter)

                                    --------

                                   New Jersey
         (State or other Jurisdiction of Incorporation or Organization)

                                    --------

                                      6711
            (Primary Standard Industrial Classification Code Number)

                                    --------

                                   22-2405746
                      (I.R.S. Employer Identification No.)

                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                  201-348-2300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Kenneth T. Neilson, President
                                  HUBCO, INC.
                             3100 Bergenline Avenue
                          Union City, New Jersey 07087
                                  201-348-2300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    --------

                  Please send copies of all communications to:

RONALD H. JANIS, ESQ.                                PETER H. EHRENBERG, ESQ.
MICHAEL W. ZELENTY, ESQ.                             LAURA R. KUNTZ, ESQ.
Pitney, Hardin, Kipp & Szuch                         Lowenstein, Sandler, Kohl,
P.O. Box 1945                                          Fisher & Boylan, P.C.
Morristown, New Jersey 07962                         65 Livingston Avenue
(201) 966-6300                                       Roseland, New Jersey 07068
                                                     (201) 992-8700

     Approximate date of commencement of proposed sale to the public: At the Effective Date of the Merger, as defined in the Amended and Restated Agreement and Plan of Merger dated November 28, 1994 (the "Agreement"), between the Registrant and Jefferson National Bank, attached as Appendix A to the Proxy Statement-Prospectus.


     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE

================================================================================================================================
     Title of each                                         Proposed                  Proposed
       class of                                             maximum                   maximum
     securities to             Amount to be                offering                  aggregate                Amount of
     be registered              registered                 price per                 offering                registration
                                                             unit*                    price*                     fee
- --------------------------------------------------------------------------------------------------------------------------------
Common Stock,                    615,339
No Par Value                     Shares**                   $35.25                 $21,690,700                 $7,480***
================================================================================================================================



* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act based on the average of bid and asked prices for Jefferson National Bank Common Stock on December 6, 1994.

** This figure takes into account a 3 for 2 common stock split declared by the Registrant's Board of Directors and payable on January 14, 1995 to holders of record on January 3, 1995. The Registrant also registers hereby such additional shares of its common stock as may be issuable in the Merger pursuant to the anti-dilution provisions of the Merger Agreement.


*** Previously paid.

                                    --------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

===============================================================================

                                  HUBCO, INC.

                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS
                             CROSS REFERENCE SHEET

Item 1.  Cross Reference Sheet.

     Pursuant to Item 501 of Regulation S-K, this cross-reference sheet shows the location in the Prospectus/Proxy Statement of responses to Items 1 through 19 of Part I of Form S-4
                                                     Location or Heading
Item                                                 in Prospectus/Proxy
No.              Caption                                   Statement
- ----            -------                              --------------------

A.  INFORMATION ABOUT THE TRANSACTION

1.  Forepart of Registration
    Statement and Outside Front
    Cover Page of Prospectus ......................  Cross Reference
                                                     Sheet; Cover Page of
                                                     Proxy
                                                     Statement/Prospectus

2.  Inside Front and Outside
    Back Cover Pages of                              Inside Front Cover;
    Prospectus.....................................  AVAILABLE
                                                     INFORMATION;
                                                     INCORPORATION OF
                                                     CERTAIN DOCUMENTS BY
                                                     REFERENCE; TABLE OF
                                                     CONTENTS

3.  Risk Factors, Ratio of
    Earnings to Fixed Charges
    and Other Information

    Introduction (S-K 503).........................  SUMMARY

    (a)............................................  SUMMARY - Parties to
                                                     the Merger

    (b)...........................................  SUMMARY - Parties to
                                                    the Merger

    (c)...........................................  SUMMARY - Effect of
                                                    the Merger; Exchange
                                                    of Stock

                                                    Location or Heading
Item                                                in Prospectus/Proxy
No.            Caption                                  Statement
- ----           -------                              --------------------

    (d)...........................................  SELECTED FINANCIAL
                                                    DATA

    (e)...........................................  SUMMARY SELECTED PRO
                                                    FORMA DATA

    (f)...........................................  ACTUAL AND PRO FORMA
                                                    PER SHARE DATA

    (g)...........................................  MARKET PRICE AND
                                                    DIVIDEND DATA


    (h)...........................................  SUMMARY - Votes
                                                    Required; Record Date

    (i)...........................................  SUMMARY -
                                                    Conditions;
                                                    Regulatory Approvals

    (j)...........................................  SUMMARY - Dissenters'
                                                    Rights

    (k)...........................................  SUMMARY - Certain
                                                    Federal Income Tax
                                                    Considerations

4.  Terms of the Transaction

    (a)...........................................  THE MERGER;
                                                    DESCRIPTION OF
                                                    CAPITAL STOCK OF
                                                    HUBCO; DESCRIPTION OF
                                                    HUBCO COMMON STOCK;
                                                    COMPARISON OF THE
                                                    RIGHTS OF
                                                    STOCKHOLDERS UNDER
                                                    THE NATIONAL BANK ACT
                                                    AND THE NEW JERSEY
                                                    BUSINESS CORPORATION
                                                    ACT

    (b)...........................................  THE MERGER - Opinion
                                                    of Jefferson's
                                                    Financial Advisor

                                                     Location or Heading
Item                                                 in Prospectus/Proxy
No.             Caption                                   Statement
- ----            -------                             --------------------

    (c)...........................................  THE MERGER
                                                    (Introductory
                                                    Paragraph)

5.  Pro Forma Financial Information ..............  PRO FORMA COMBINED
                                                    FINANCIAL INFORMATION

6.  Material Contacts with the
    Company Being Acquired........................  THE MERGER -
                                                    Interests of Certain
                                                    Persons in the Merger

7.  Additional Information
    Required for Reoffering
    by Persons and Parties
    Deemed to be Underwriters.....................  NOT APPLICABLE

8.  Interests of Named
    Experts and Counsel...........................  LEGAL OPINIONS

9.  Disclosure of Commission
    Position on Indemnification
    for Securities Act Liabilities................  NOT APPLICABLE

B.  INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to
    S-3 Registrants...............................  NOT APPLICABLE

11. Incorporation of Certain
    Information by Reference......................  INCORPORATION OF
                                                    CERTAIN DOCUMENTS BY
                                                    REFERENCE

12. Information with Respect to
    S-2 or S-3 Registrants........................  NOT APPLICABLE

13. Incorporation of Certain
    Information by Reference......................  NOT APPLICABLE

14. Information with Respect to
    Registrants other than S-3
    or S-2 Registrants............................  NOT APPLICABLE

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15. Information with Respect to
    S-3 Companies.................................  NOT APPLICABLE

                                                     Location or Heading
Item                                                 in Prospectus/Proxy
No.             Caption                                   Statement
- ----            -------                             --------------------
16. Information with Respect
    to S-2 or S-3 Companies.......................  NOT APPLICABLE

17. Information with Respect
    to Companies Other than
    S-2 or S-3 Companies .........................  BUSINESS OF
                                                    JEFFERSON; MARKET
                                                    PRICE AND DIVIDEND
                                                    DATA; INDEX TO
                                                    JEFFERSON'S FINANCIAL
                                                    STATEMENTS




D.  VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies,
    Consents or Authorizations
    are to be Solicited..........................  THE MEETING; THE
                                                   MERGER - Interests of
                                                   Certain Persons in
                                                   the Merger; - Rights
                                                   of Dissenting
                                                   Stockholders;
                                                   INCORPORATION OF
                                                   CERTAIN DOCUMENTS BY
                                                   REFERENCE

19. Information if Proxies,
    Consents or Authorization
    Are Not to be Solicited
    or in an Exchange Offer......................  NOT APPLICABLE

                            JEFFERSON NATIONAL BANK



                                                                January 5, 1995

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Jefferson National Bank ("Jefferson"), which will be held at Jefferson's headquarters, 155 Jefferson Street, Passaic, New Jersey on Thursday, February 9, 1995 at 3:00 p.m., local time (the "Meeting").



     The Meeting represents an historic occasion for Jefferson. At the Meeting, you will be asked to consider and vote upon a proposal to approve an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Jefferson will merge (the "Merger") with and into Hudson United Bank, a subsidiary of HUBCO, Inc. ("HUBCO"). Pursuant to the Merger, Jefferson's stockholders will be entitled to receive 2.865 shares (as adjusted for HUBCO'S recently announced 3-for-2 stock split) of HUBCO's Common Stock ("HUBCO Common Stock") in exchange for each share of Jefferson's Common Stock which they own on the effective date of the Merger, subject to adjustment provisions set forth in the Merger Agreement and described in the attached Proxy Statement-Prospectus which, under certain circumstances, could result in a change in the 2.865 exchange ratio. Consummation of the Merger is subject to certain conditions, including the approval of the Merger by various regulatory agencies and approval of Jefferson's stockholders as described below.

     Your Board of Directors has unanimously approved the Merger Agreement and recommends that you vote FOR approval of the Merger Agreement.

     The enclosed Notice of Special Meeting of Stockholders and Proxy Statement-Prospectus describe the Merger and provide specific information concerning the Meeting. Please read the Proxy Statement-Prospectus carefully and consider the information contained therein. Your vote is of great importance, as the approval of Jefferson's stockholders of the Merger Agreement is required to consummate the Merger.

     It is very important that your shares be represented at the Meeting, regardless of whether you plan to attend in person. The affirmative vote of two-thirds of the outstanding shares of Jefferson's Common Stock will be required to approve the Merger Agreement. Consequently, the failure of a stockholder to vote will have the same effect as a vote against the proposal. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the Meeting. You should not send in certificates for your Jefferson shares at this time. At a later date you will receive specific instructions regarding the exchange of your Jefferson shares.

     On behalf of the Board of Directors, I urge you to vote FOR approval of the Merger Agreement.

                                                Sincerely,




                                                RAYMOND L. SISCO,
                                                Chairman of the Board

                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                      OF
                           JEFFERSON NATIONAL BANK

     NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, a Special Meeting of Stockholders of Jefferson National Bank ("Jefferson") will be held at Jefferson's headquarters, 155 Jefferson Street, Passaic, New Jersey, on Thursday, February 9, 1995 at 3:00 p.m., local time, for the purpose of considering and voting upon the following matters:

          1. To consider and act upon a proposal to approve an Amended and Restated Agreement and Plan of Merger, dated November 28, 1994 (the "Merger Agreement"), attached as Appendix A to the accompanying Proxy Statement-Prospectus, providing for the merger (the "Merger") of Jefferson with and into Hudson United Bank, a wholly-owned subsidiary of HUBCO, Inc. ("HUBCO"). Pursuant to the Merger Agreement, stockholders of Jefferson will be entitled to receive 2.865 shares (as adjusted for HUBCO's recently announced 3-for-2 stock split) of HUBCO's Common Stock ("HUBCO Common Stock") in exchange for each share of Jefferson's Common Stock which they own on the effective date of the Merger, subject to adjustment provisions set forth in the Merger Agreement which, under certain circumstances, could result in a change in the 2.865 exchange ratio.

          2. To consider and act upon other matters that may properly come before the Special Meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on January 4, 1995 as the date for determining the stockholders of record entitled to receive notice of, and to vote at, the Special Meeting.

     Holders of Jefferson's Common Stock have the right to dissent from the vote on the Merger Agreement and to receive payment of the fair value of their shares upon compliance with the applicable provisions of 12 U.S.C. s.214a, the text of which is included as Appendix C to the Proxy Statement-Prospectus that is attached to this Notice of Special Meeting. For a summary of the dissenters' rights of Jefferson's stockholders, see "THE MERGER--Rights of Dissenting Stockholders" in the Proxy Statement-Prospectus.

                                         BY ORDER OF THE BOARD OF DIRECTORS


                                         By:  DONALD S. RUDBART,
                                              Secretary
Passaic, New Jersey
January 5, 1995

     WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU INTEND TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY THEN WITHDRAW YOUR PROXY. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

                               PROXY STATEMENT

                           JEFFERSON NATIONAL BANK
                  -----------------------------------------

                                  PROSPECTUS

                                 HUBCO, INC.

                          COMMON STOCK, NO PAR VALUE


                  -----------------------------------------

     This Proxy Statement-Prospectus is being furnished to the holders of common stock, par value $6.00 per share ("Jefferson Common Stock"), of Jefferson National Bank ("Jefferson"), in connection with the solicitation of proxies by the Board of Directors of Jefferson for use at a Special Meeting of Jefferson's stockholders to be held at Jefferson's headquarters, 155 Jefferson Street, Passaic, New Jersey, on Thursday, February 9, 1995 at 3:00 p.m., local time, and any adjournments or postponements thereof (the "Meeting").

     At the Meeting, the stockholders of record of Jefferson Common Stock as of the close of business on January 4, 1995 will consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated November 28, 1994 (the Merger Agreement"), by and among HUBCO, Inc., a New Jersey corporation ("HUBCO"), HUBCO's wholly-owned subsidiary, Hudson United Bank (the "Bank"), and Jefferson, pursuant to which Jefferson will merge with and into the Bank (the "Merger"). Pursuant to the Merger, Jefferson's stockholders will be entitled to receive 2.865 shares (as adjusted for HUBCO's recently announced 3-for-2 stock split) of HUBCO's Common Stock, no par value (the "HUBCO Common Stock"), in exchange for each share of Jefferson Common Stock which they own on the effective date of the Merger, subject to adjustment provisions set forth in the Merger Agreement which, under certain circumstances, could result in a change in the 2.865 exchange ratio. For a description of the Merger Agreement, which is included in its entirety as Appendix A to this Proxy Statement-Prospectus, see "THE MERGER". This Proxy Statement-Prospectus and the accompanying proxy card are first being mailed to stockholders of Jefferson on or about January 6, 1995.

                             --------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                           ------------------------

     The date of this Proxy Statement-Prospectus is January 5, 1995.

     This Proxy Statement-Prospectus also constitutes a prospectus of HUBCO with respect to the shares of HUBCO Common Stock issuable pursuant to the Merger.

     HUBCO Common Stock is quoted on the NASDAQ National Market ("NASDAQ") under the symbol "HUBC". The closing sale price of HUBCO Common Stock on NASDAQ on January 3, 1995 was $22.00 per share (or $14.67 per share as adjusted for the 3-for-2 stock split described herein).

                            AVAILABLE INFORMATION

     HUBCO is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the SEC at the Public Reference Room, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected and copied at the SEC's facilities referred to above and at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. HUBCO has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of HUBCO Common Stock issuable pursuant to the Merger. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the SEC's principal office in Washington, D.C.

     Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference in this Proxy Statement-Prospectus, as to the contents of any document referred to herein or therein, are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC by HUBCO (File No. 0-10699) are hereby incorporated by reference in this Proxy Statement-Prospectus and made a part hereof:

          1. HUBCO's Annual Report on Form 10-K for the year ended December 21, 1993;


          2. HUBCO's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 (as amended by Forms 10-Q/A filed on December 7, 1994 and December 21, 1994);


          3. The description of HUBCO's Common Stock set forth in HUBCO's Registration Statement on Form 8-A filed by HUBCO pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description; and

          4. HUBCO's Current Reports on Form 8-K filed with the SEC on January 20, March 3, May 10, June 3, July 1 (as amended by a Form 8-K/A filed on September 16), October 20 and December 7, 1994.

     All documents filed by HUBCO pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the Meeting shall be deemed incorporated by reference in this Proxy Statement-Prospectus and a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Proxy Statement-Prospectus to the extent that a statement contained herein or in the other subsequently filed document which also is, or is deemed to be, incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     This Proxy Statement-Prospectus incorporates by reference documents relating to HUBCO which are not presented herein or delivered herewith. Such documents, other than certain exhibits to such documents, are available without charge upon request made to HUBCO, Inc., 3100 Bergenline Avenue, Union City, New Jersey 07087, Attention: D. Lynn Van Borkulo-Nuzzo, Esq., Corporate Secretary (telephone: 201-348-2326). In order to ensure timely delivery of the documents, any request should be made by February 3, 1995.

     All information contained or incorporated in this Proxy Statement-Prospectus with respect to HUBCO and the Bank was supplied by HUBCO and all information contained in this Proxy Statement-Prospectus with respect to Jefferson was supplied by Jefferson. Although neither HUBCO nor Jefferson have any knowledge that would indicate that any statements or information relating to the other party contained or incorporated herein are inaccurate or incomplete, neither HUBCO nor Jefferson can warrant the accuracy or completeness of such information or statements as they relate to the other entity or its subsidiaries.

     No person is authorized to give any information or to make any representations other than as contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This Proxy Statement-Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this document nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of HUBCO or Jefferson since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.













- -------------------------------------------------------------------------------
     On October 13, 1994, the Board of Directors of HUBCO approved a 3-for-2 stock split, payable January 14, 1995 to common stockholders of record on
January 3, 1995 (the "Stock Split"). All share and per share data regarding HUBCO's Common Stock set forth herein has been adjusted to give retroactive effect to the Stock Split as if the Stock Split occurred prior to the periods reported herein. Pursuant to provisions in the Merger Agreement which provide for adjustment to the exchange ratio described therein in the event of transactions such as the Stock Split, the Merger Agreement has been amended and restated to give effect to the Stock Split and all references herein to the exchange ratio have been adjusted to give effect to the Stock Split.
- -------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page

AVAILABLE INFORMATION......................................................   4
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   4
SUMMARY....................................................................   7
RECENT DEVELOPMENTS........................................................  11
MARKET PRICE AND DIVIDEND DATA.............................................  12
ACTUAL AND PRO FORMA PER SHARE DATA........................................  14
SELECTED FINANCIAL DATA....................................................  16
SUMMARY SELECTED PRO FORMA DATA............................................  19
INTRODUCTION...............................................................  21
    General................................................................  21
    Parties to the Merger..................................................  21
THE MEETING................................................................  22
    The Meeting............................................................  22
    Vote Required..........................................................  22
    Recommendation of the Jefferson Board..................................  23
THE MERGER.................................................................  23
    Background of and Reasons for the Merger...............................  23
    Opinion of Jefferson's Financial Advisor...............................  24
    Conversion of Jefferson's Shares.......................................  28
    No Fractional Shares...................................................  28
    Delivery of Shares.....................................................  29
    Federal Income Tax Consequences........................................  30
    Effect of the Merger...................................................  30
    Effective Time.........................................................  31
    Conditions to Consummation of the Merger...............................  31
    Regulatory Approvals...................................................  32
    Conduct of Jefferson's Business Pending the Merger.....................  32
    Fee in the Event of Another Transaction................................  33
    Termination, Waiver and Amendment......................................  33
    Management and Operation of Jefferson Following the Merger.............  34
    Interests of Certain Persons in the Merger.............................  34
    Accounting Treatment of the Merger.....................................  35
    Rights of Dissenting Stockholders .....................................  35
PRO FORMA COMBINED FINANCIAL INFORMATION...................................  37
BUSINESS OF JEFFERSON......................................................  46
DESCRIPTION OF CAPITAL STOCK OF HUBCO......................................  65
COMPARISON OF THE RIGHTS OF STOCKHOLDERS UNDER
    THE NATIONAL BANK ACT AND THE NEW JERSEY BUSINESS
    CORPORATION ACT .......................................................  69
OTHER MATTERS..............................................................  72
LEGAL OPINION..............................................................  73
EXPERTS....................................................................  73
INDEX TO JEFFERSON'S FINANCIAL STATEMENTS..................................  74

APPENDICES:
   Appendix A:   Amended and Restated Agreement and Plan of Merger.........  A-1
   Appendix B:   Opinion of Capital Consultants of Princeton, Inc..........  B-1
   Appendix C:   12 U.S.C. s.214a..........................................  C-1

                                    SUMMARY

     The following summary is not intended to be a complete description of all material facts regarding HUBCO, Jefferson or the matters to be considered at the Meeting and is qualified in all respects by the information appearing elsewhere or incorporated by reference in this Proxy Statement-Prospectus, the Appendices hereto and the documents referred to herein.

Parties to the Merger

     HUBCO. HUBCO is a bank holding company whose principal operating subsidiary is Hudson United Bank (the "Bank"), a New Jersey-chartered commercial bank. HUBCO's corporate headquarters are located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430. The Bank's corporate headquarters are located at 3100 Bergenline Avenue, Union City, New Jersey 07087. The telephone number of HUBCO and the Bank is (201) 348-2300. Incorporated in 1890, the Bank is a full service commercial bank which primarily serves small and mid-sized businesses and consumers in Northern New Jersey, its primary market area. The Bank currently operates 45 branches in Hudson, Bergen, Passaic, Essex, Middlesex and Morris counties. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC"). As of September 30, 1994, HUBCO had consolidated assets of $1.4 billion, consolidated deposits of $1.2 billion and consolidated stockholders' equity of $98.7 million. Based on assets, at December 31, 1993, HUBCO was the 12th largest commercial bank holding company headquartered in New Jersey. HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October, 1990, HUBCO has added over 30 branches and approximately $850 million in assets through eight acquisitions of financial institutions in both government-assisted and private transactions. As a result, HUBCO's asset base grew to $1.0 billion at December 31, 1993 and to $1.4 billion at September 30, 1994.

     Jefferson. Jefferson is a national bank which was organized in 1970. The main office of Jefferson is located at 155 Jefferson Street, Passaic, New Jersey 07055; telephone: (201) 778-7900. Jefferson conducts business in New Jersey through four branches located in Passaic County. As of September 30, 1994, Jefferson had assets of $91.8 million, deposits of $85.3 million and shareholders' equity of $6.0 million.

Effect of the Merger; Exchange of Stock



     Pursuant to the Merger Agreement, Jefferson will merge with and into the Bank. At the effective time of the Merger, each outstanding share of Jefferson Common Stock will be converted into 2.865 shares of HUBCO's Common Stock (the "HUBCO Common Stock"), subject to adjustment provisions set forth in the Merger Agreement. The exchange ratio, which reflects the number of shares of HUBCO Common Stock into which each share of Jefferson Common Stock will be converted at the effective time of the Merger, is referred to in this Proxy Statement-Prospectus as the "Exchange Ratio." The Merger Agreement provides that the Exchange Ratio will be adjusted in the event that HUBCO's Median Pre-Closing Price (as defined) is greater than $17.44 or less than $12.89. In the event that the Median Pre-Closing Price is greater than $17.44, then the Exchange Ratio will be reduced to a number determined by multiplying the existing Exchange Ratio by $17.44 and dividing that product by the Median Pre-Closing Price. In the event that the Median Pre-Closing Price is less than $12.89, then, unless HUBCO exercises its right to terminate the Merger Agreement, the Exchange Ratio will be increased to a number determined by multiplying the existing Exchange Ratio by $12.89 and dividing that product by the Median Pre-Closing Price. If the Median Pre-Closing Price is less than $12.89, HUBCO will seriously consider exercising its right to terminate the Merger Agreement, rather than consummating the Merger at the increased Exchange Ratio. In making its determination, HUBCO will consider the Exchange Ratio adjustment and any other factors deemed relevant to it at such time. The Merger Agreement also contemplates other circumstances in which the Exchange Ratio could be reduced. Although it is not anticipated that such circumstances would result in a reduction of more than approximately two basis points (e.g., from 2.865 to 2.844), no assurances can be given that such a reduction will not be required. For further information regarding the Exchange Ratio and potential adjustments, see "THE MERGER-Conversion of Jefferson's Shares." The "Median Pre-Closing Price" will be calculated based upon the Closing Price (as defined) of HUBCO Common Stock during the first 20 of the 25 consecutive trading days immediately preceding the date on which the Merger is consummated. The "Closing Price" is defined as the closing price of HUBCO Common Stock on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") as published in The Wall Street Journal. The Median Pre-Closing Price will be determined by taking the price half-way between the Closing Prices left after discarding the nine lowest and nine highest Closing Prices in such 20 day period. The Exchange Ratio referred to above and the minimum and maximum amounts referred to above in the context of the Median Pre-Closing Price have been adjusted to give effect to the Stock Split.

Meeting of Stockholders

     The Meeting will be held at Jefferson's headquarters, 155 Jefferson Street, Passaic, New Jersey, on Thursday, February 9, 1995 at 3:00 p.m., local time. The sole purpose of the Meeting is to consider and vote upon a proposal to approve the Merger Agreement.

Votes Required; Record Date

     Only holders of record of shares of Jefferson Common Stock at the close of business on January 4, 1995 (the "Record Date") will be entitled to vote at the Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Jefferson Common Stock will be required to approve the Merger Agreement. As of the Record Date, there were 226,078 shares of Jefferson Common Stock outstanding and entitled to be voted.

     The directors and executive officers of Jefferson and their affiliates beneficially owned, as of December 1, 1994, 53,442 shares (or approximately 23.64% of the outstanding shares) of Jefferson Common Stock. HUBCO owned, as of December 1, 1994, 11,300 shares (or approximately 4.99% of the outstanding shares) of Jefferson Common Stock. As of December 1, 1994, the directors and executive officers of HUBCO and their affiliates did not beneficially own any shares of Jefferson Common Stock. Also, as of that date, the Bank did not beneficially own any shares of Jefferson Common Stock directly or in a fiduciary capacity. HUBCO and the directors and executive officers of Jefferson intend to vote their shares in favor of the Merger. See "THE MEETING-Vote Required."

Recommendation of the Jefferson Board of Directors

     Jefferson's Board of Directors (the "Jefferson Board") believes that the Merger will provide significant value to all of Jefferson's stockholders. ACCORDINGLY, JEFFERSON'S BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT JEFFERSON'S STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

     See "THE MERGER-Background of and Reasons for the Merger." For information regarding the interests of certain officers and directors of Jefferson in the Merger, see "THE MERGER-Interests of Certain Persons in the Merger."

Opinions of Financial Advisor

     Capital Consultants of Princeton, Inc. ("Capital Consultants") has served as the financial advisor to Jefferson in connection with the Merger and has rendered an opinion to the Jefferson Board that, as of October 7, 1994 (the date on which the Merger Agreement was originally executed), the consideration to be received in the Merger is fair to the holders of Jefferson Common Stock from a financial point of view. Capital Consultants has delivered an opinion dated as of the date of this Proxy Statement-Prospectus to the same effect. For additional information, see "THE MERGER-Opinion of Jefferson's Financial Advisor." The opinion of Capital Consultants dated as of the date of this Proxy Statement-Prospectus is attached as Appendix B to this Proxy Statement-Prospectus. Stockholders are urged to read such opinion in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken in connection therewith.

Effective Time

     The Merger will become effective at the date and time (the "Effective Time") specified in a notice from the Bank to the FDIC and in a certification to be filed by the Bank with the Department of Banking of the State of New Jersey (the "Department"), both such documents to be submitted after consummation of the Closing described herein and only with the approval of Jefferson. Jefferson cannot withhold that approval unreasonably.

Conditions; Regulatory Approvals

     Consummation of the Merger is subject to various conditions, including receipt of the stockholder approval solicited hereby, receipt of the necessary regulatory approvals, receipt of opinions of counsel regarding certain matters, including certain tax aspects of the Merger, and satisfaction of other customary closing conditions.

     The regulatory approvals and consents necessary to consummate the Merger include the approval of the Department and the FDIC. There can be no assurance that such regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approval. Furthermore, there can be no assurance that any such approvals will not contain a condition or requirement that causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement and described under "THE MERGER-Conditions to Consummation of the Merger."

     See "THE MERGER-Conditions to Consummation of the Merger," "-Regulatory Approvals," and "-Conduct of Jefferson's Business Pending the Merger."

Termination of the Merger Agreement

     The Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Time, either before or after its approval by Jefferson's stockholders, (i) by the mutual consent of Jefferson and HUBCO; (ii) by HUBCO if the Median Pre-Closing Price is less than $12.89 (as adjusted for the Stock Split); (iii) by Jefferson if Jefferson's Board shall have approved another transaction (which is not contemplated) through exercise of its fiduciary obligations; or (iv) by either Jefferson or HUBCO individually under certain other specified circumstances, including the failure of the Merger to become effective by June 30, 1995, unless the failure to consummate the Merger by such time is due to the breach of a covenant contained in the Merger Agreement by the party seeking to terminate. If the Median Pre-Closing Price is less than $12.89, HUBCO will seriously consider exercising its right to terminate the Merger Agreement, rather than consummating the Merger at an increased Exchange Ratio. In making its determination, HUBCO will consider the Exchange Ratio adjustment and any other factors deemed relevant to it at such time. See "THE MERGER-Termination, Waiver and Amendment."

Interests of Certain Persons in the Merger

     Certain members of Jefferson's management and the Jefferson Board may be deemed to have interests in the Merger in addition to their interests, if any, as stockholders of Jefferson generally. These include, among other things, provisions in the Merger Agreement relating to indemnification, bonus arrangements and certain other employee benefits. See "THE MERGER-Interests of Certain Persons in the Merger."

Certain Federal Income Tax Considerations

     The Merger is conditioned upon receipt of an opinion of counsel to the effect, among other things, that the Merger will constitute a tax-free reorganization as defined in Section 368(a)(1) of the Internal Revenue Code of 1986, as amended. For information regarding certain federal income tax matters, see "THE MERGER-Federal Income Tax Consequences."

Accounting Treatment

     The Merger is expected to be accounted for as a pooling of interests for financial reporting purposes. Under the pooling of interests method of accounting, the assets, liabilities and shareholders' equity of Jefferson will be included in the assets, liabilities and shareholders' equity of HUBCO as the surviving entity. See "PRO FORMA COMBINED FINANCIAL INFORMATION" and "THE MERGER-Accounting Treatment of the Merger."

Possible Reduction in the Exchange Ratio

     If, at the time of the closing of the Merger (the "Closing"), any of Jefferson's vendors require Jefferson to pay certain termination fees, the aggregate value of the HUBCO Common Stock issuable pursuant to the Merger will be reduced by an amount which approximates (i) the amount of such termination fees, but in no event more than $70,000, plus (ii) legal fees in excess of $15,000 incurred by Jefferson in connection with resolving the amount of such termination fees. Assuming that such legal fees do not exceed $15,000 and assuming that the Median Pre-Closing Price is in the range of $12.89 to $17.44, the effect of such adjustment would be to reduce the Exchange Ratio by approximately two basis points (i.e., from 2.865 to 2.844). Jefferson is currently in a dispute regarding termination fees with one vendor. Accordingly, no assurances can be given that such a reduction will not be made.

Fee in the Event of Another Transaction

     The Merger Agreement provides that if certain events occur, Jefferson or any successor in interest shall be obligated to pay HUBCO a termination fee (the "Termination Fee") equal to $250,000, plus any legal fees and expenses incurred by HUBCO in enforcing its right to obtain the Termination Fee. The events which must occur before the Termination Fee is payable include the termination of the Merger Agreement in certain circumstances and the consummation of a merger or similar transaction by Jefferson and a party unrelated to HUBCO. The Termination Fee increases the likelihood that the Merger will occur. See "THE MERGER-Fee in the Event of Another Transaction."

Certain Differences in Stockholders' Rights

     At the Effective Time, stockholders of Jefferson (except dissenting stockholders) will become stockholders of HUBCO. The rights of stockholders of HUBCO are determined by the New Jersey Business Corporation Act and by HUBCO's certificate of incorporation and by-laws. The rights of stockholders of HUBCO differ from the rights of stockholders of Jefferson with respect to certain important matters, including certain voting requirements. For a summary of these differences, see "COMPARISON OF THE RIGHTS OF STOCKHOLDERS UNDER THE NATIONAL BANK ACT AND THE NEW JERSEY BUSINESS CORPORATION ACT."

Dissenters' Rights

     Under applicable law, holders of Jefferson Common Stock who vote against the Merger Agreement or who comply with certain notice requirements and who follow other procedures will have the right to dissent from the Merger and to be paid cash for the fair value of their shares of Jefferson Common Stock. In order for a holder of Jefferson Common Stock to perfect dissenters' rights, such holder must vote against the Merger or give notice in writing to Jefferson at or prior to the Meeting that such holder dissents from the Merger. Such holder must make a written request to the Bank in its capacity as the surviving bank for the fair value of his or her shares within 30 days after the Effective Time, accompanied by the surrender of the holder's Jefferson stock certificates. The value of such holder's shares will be determined as of the date of the Meeting. Any deviation from such procedures may result in the forfeiture of dissenters' rights. Accordingly, holders of Jefferson Common Stock wishing to dissent from the Merger Agreement are urged to read carefully "THE MERGER--Rights of Dissenting Stockholders" and Appendix C attached to this Proxy Statement-Prospectus and to consult with their own legal advisers.

                              RECENT DEVELOPMENTS

Shoppers Charge Transaction

     On December 7, 1994, the Bank acquired Shoppers Charge Accounts Co. ("Shoppers") of Jersey City, New Jersey, for approximately $16.3 million in cash. The Shoppers transaction is being accounted for under the purchase method of accounting. See Note 11 to the Pro Forma Combined Condensed Unaudited Financial Statements. The Bank recorded approximately $63.4 million in assets and $46.9 million in liabilities as a result of this acquisition. The difference reflects the shareholders' equity of Shoppers ($13.2 million) and the tax impacted purchase accounting adjustments of $3.3 million. HUBCO estimates that no goodwill will arise from the Shoppers transaction.

     Shoppers is among the twenty largest third party private label retail credit card companies in the United States. Private label revolving credit cards issued on behalf of retail stores by third party firms accounted for approximately one-third of outstandings on all retail credit cards at year-end 1992. Shoppers' credit operating system can also be used by the Bank to manage a traditional credit card portfolio.

     Shoppers will become a division of the Bank, and Thomas Nelson, Chief Operating Officer of Shoppers, is remaining with the Bank with overall responsibility for the operations of the Shoppers division.

Stock Split and Dividend Announcement

     On October 13, 1994, HUBCO announced that its Board of Directors had approved a 3-for-2 stock split (the "Stock Split") payable January 14, 1995 to record holders of HUBCO Common Stock on January 3, 1995. HUBCO also announced its intention to maintain the $.15 per share regular quarterly dividend following the Stock Split, which would result in a 50% increase in the quarterly cash dividend for 1995.

     All numbers in this Proxy Statement-Prospectus have been adjusted to reflect the Stock Split, as though the Stock Split had taken place prior to the date as to which such numbers relate.

Washington Bancorp, Inc. Acquisition

     On July 1, 1994, HUBCO acquired Washington Bancorp, Inc. ("Washington") and its subsidiary, Washington Savings Bank, pursuant to a transaction (the "Washington Merger") in which Washington was merged into HUBCO and Washington Savings Bank was merged into the Bank. The Washington Merger has been accounted for as a purchase. Information regarding Washington and the Washington Merger is incorporated herein by reference to HUBCO's Current Report on Form 8-K dated July 1, 1994, as amended by HUBCO's Form 8-K/A dated September 16, 1994, and is reflected in certain of the pro forma data presented herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA COMBINED FINANCIAL INFORMATION."

                         MARKET PRICE AND DIVIDEND DATA


     HUBCO Common Stock is included for quotation on the National Market System of NASDAQ. HUBCO'S NASDAQ symbol is HUBC. Prior to March 1, 1993 HUBCO's Common Stock was listed on the American Stock Exchange ("AMEX"). The following table sets forth, for the indicated periods, the high and low closing prices per share of HUBCO's Common Stock as reported by NASDAQ or AMEX (as adjusted for the Stock Split), as the case may be, and the equivalent price per share of Jefferson Common Stock (a "Jefferson Common Share") based on an assumed Exchange Ratio of 2.865.

                                                                                           Equivalent
                                                                                             Price Per
                                                                                             Jefferson
                                                      HUBCO                                 Common Share
                                          ------------------------------           -----------------------------
                                            High                  Low                High                  Low
                                          --------             ---------           --------             --------

1993 Quarter Ended:
March 31........................          $ 16.417              $ 10.667           $ 47.035             $ 30.561
June 30 ........................            16.250                12.667             46.556               36.291
September 30....................            16.833                13.417             48.227               38.440
December 31.....................            16.167                13.333             46.318               38.199

1994 Quarter Ended:
March 31........................            15.833                13.417             45.362               38.440
June 30.........................            15.000                13.333             42.975               38.199
September 30....................            15.167                13.133             43.453               37.626
December 31.....................            15.000                12.500             42.975               35.813


         The following table sets forth the reported closing price per share of HUBCO Common Stock (adjusted to give effect to the Stock Split) and the equivalent price per Jefferson Common Share on (i) October 6, 1994, the last business day preceding public announcement of the signing of the Merger Agreement; and (ii) January 3, 1995, a date shortly prior to the mailing of this Proxy Statement-Prospectus:

                                                                                            Equivalent
                                                                   HUBCO                    Price Per
                                                                  Common                    Jefferson
                                                                   Stock                   Common Share
                                                                 --------                  ------------

October 6, 1994...................................                $14.500                    $41.543
January 3, 1995...................................                 14.667                     42.020


         The equivalent price per Jefferson Common Share at each specified date and for each period represents the reported closing price of a share of HUBCO Common Stock on such date or for such period multiplied by the assumed Exchange Ratio of 2.865.

     If the Median Pre-Closing Price is less than $12.89, HUBCO will seriously consider exercising its right to terminate the Merger Agreement, rather than consummating the Merger at an increased Exchange Ratio. In making its determination, HUBCO will consider the Exchange Ratio adjustment and any other factors deemed relevant to it at such time.

     There is no active market for Jefferson Common Stock and management does not regard the information that it receives regarding particular transactions involving Jefferson Common Stock as being indicative of an actual "market price". As of December 1, 1994, there were approximately 335 holders of record of Jefferson Common Stock.

         Jefferson stockholders are advised to obtain current market quotations for HUBCO Common Stock. Inasmuch as the Exchange Ratio is fixed so long as the Median Pre-Closing Price is between $12.89 and $17.44 (as adjusted for the Stock Split), Jefferson stockholders are not assured of receiving any specific market value of HUBCO Common Stock. The market price of HUBCO Common Stock at the Effective Time may be higher or lower than the market price at the time the Merger Agreement was executed, at the date of mailing of this Proxy Statement-Prospectus or at the time of the Meeting.



     On November 8, 1993, HUBCO's Board of Directors authorized a stock repurchase program under which HUBCO may repurchase up to 10% of its outstanding stock each year. As of December 2, 1994, HUBCO had repurchased 753,122 shares of its Common Stock. From time to time, HUBCO may purchase additional shares under the stock repurchase plan.



         The holders of HUBCO Common Stock are entitled to receive dividends when and if declared by HUBCO's Board of Directors out of funds legally available therefor. HUBCO has paid regular cash dividends since its inception in 1982. Although HUBCO currently intends to continue to pay cash dividends on HUBCO Common Stock, there can be no assurance that HUBCO's dividend policy will remain unchanged after the Merger. In addition, the payment of dividends by the Bank to HUBCO is regulated. Under the New Jersey Banking Act of 1948, as amended, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50% of stated capital. The FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by a bank to its sole stockholder constitutes an unsafe or unsound practice.

         Adjusted for stock dividends declared during the period and the Stock Split, HUBCO declared the following per share cash dividends on HUBCO Common Stock for the periods indicated below:

                                   1992                1993                1994
                                   ----                ----                ----

First Quarter                      $.06                $ .07               $.08
Second Quarter                      .06                  .07                .08
Third Quarter                       .06                  .07                .10
Fourth Quarter                      .07                  .08                .10*
Special Year-end Dividend           .02                  .02                --
                                   ----                -----               ----
         Total                     $.27                $ .31               $.36
                                   ====                =====               ====


- ----------------------
* Represents an actual quarterly dividend of $.15 per share prior to adjustment for the Stock Split.

     HUBCO's Board has announced its intention to maintain the $.15 per share regular quarterly dividend following the Stock Split, which would result in a 50% increase in the quarterly cash dividend for 1995.

     Jefferson has not paid any cash dividends since 1992. Since December 1992, Jefferson has been subject to a Consent Order (the "Order" or "Consent Order") which requires the approval of the Comptroller of the Currency (the "OCC") prior to the payment of any cash dividend. Due to the proposed Merger, the terms of the Merger Agreement and the terms of the Order, Jefferson does not anticipate declaring a dividend in the forseeable future.

                      ACTUAL AND PRO FORMA PER SHARE DATA

     The following table sets forth per share data relating to dividends, net income and book value of HUBCO Common Stock and Jefferson Common Stock, both on an actual (historical) basis and on a pro forma combined basis, as adjusted for the Stock Split. The actual per share data has been derived from the consolidated financial statements of HUBCO incorporated by reference herein and the financial statements of Jefferson presented elsewhere herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "INDEX TO JEFFERSON'S FINANCIAL STATEMENTS."

     The pro forma dividend and book value per share data and the pro forma net income per share data for the years ended December 31, 1992 and 1991 have been derived from the pro forma combined condensed financial statements (appearing elsewhere herein) of HUBCO and Jefferson and give effect to the Merger, accounted for as a pooling of interests. The pro forma net income per share data for the nine months ended September 30, 1994 and the year ended December 31, 1993 has been derived from the pro forma combined condensed financial statements (appearing elsewhere herein) of HUBCO, Washington and Jefferson, giving effect to both the Washington Merger (accounted for as a purchase) and the Merger (accounted for as a pooling of interests). See "PRO FORMA COMBINED FINANCIAL INFORMATION" for a description of the extent to which Washington's consolidated results of operations are reflected in the pro forma data presented herein. Pro forma per share amounts have been determined based on the assumptions set forth in the pro forma combined condensed unaudited financial statements presented elsewhere herein, including the assumption that 615,339 shares of HUBCO Common Stock will be issued in the Merger.

     The actual, pro forma and pro forma equivalent per share data included in the table below should be read in conjunction with the financial statements of HUBCO, Washington and Jefferson, the pro forma combined condensed financial statements of HUBCO and Jefferson, the pro forma combined condensed financial statements of HUBCO, Washington and Jefferson and the related notes accompanying such financial statements, all of which are either incorporated by reference herein or appear elsewhere herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE", "INDEX TO JEFFERSON'S FINANCIAL STATEMENTS" and "PRO FORMA COMBINED FINANCIAL INFORMATION." The pro forma data presented below is not necessarily indicative of the results that would actually have been attained if the Merger and/or the Washington Merger had been consummated as of the first day of the periods described below or results that may be attained in the future.

                                                                      For the Nine
                                                                      Months Ended                For the Years Ended
                                                                      September 30,                    December 31,
                                                                     -------------              -------------------------
                                                                          1994                  1993      1992      1991
                                                                     -------------              -----     -----     -----

CASH DIVIDENDS DECLARED PER
COMMON SHARE:
HUBCO--Actual(1).......................................                   $0.26                 $0.31     $0.27     $0.22
Jefferson--Actual(1)...................................                      --                    --      0.50      0.75
Jefferson, pro forma equivalent(2).....................                    0.74                  0.90      0.76      0.61

NET INCOME (LOSS) PER COMMON SHARE:
HUBCO -- Actual:
         Primary......................................                     1.22                  1.37      1.06      0.68
         Fully diluted................................                     1.20                  1.37      1.06      0.68
Jefferson -- Actual...................................                    (0.42)                (6.00)    (4.95)     1.85
HUBCO, Washington and Jefferson, pro forma:
         Primary(3)...................................                     0.93                  1.07      N.A.*     N.A.*
         Fully diluted(4).............................                     0.93                  1.06      N.A.*     N.A.*
HUBCO and Jefferson, pro forma:
         Primary (3) .................................                     N.A.*                 N.A.*     0.87      0.68
         Fully diluted(4) ............................                     N.A.*                 N.A.*     0.87      0.68
Jefferson, pro forma equivalent:
         Primary(5)...................................                     2.66                  3.07      2.49      1.95
         Fully diluted(6).............................                     2.66                  3.04      2.49      1.95

                                                                    As of September 30,           As of December 31,
                                                                            1994                          1993
                                                                   --------------------           ------------------
NET BOOK VALUE PER COMMON SHARE:
HUBCO -- Actual.......................................                    $   8.15                      $   7.83
Jefferson -- Actual...................................                       26.53                         27.32
Jefferson and HUBCO, pro forma(7).....................                        8.18                          7.93
Jefferson, pro forma equivalent(8)....................                       23.44                         22.72

 ------------------------
 *   Not applicable. See "PRO FORMA COMBINED FINANCIAL INFORMATION."

(1) For information regarding HUBCO's and Jefferson's dividends, and the market price of HUBCO Common Stock, see "MARKET PRICE AND DIVIDEND DATA."

(2) Represents the dividends declared on HUBCO's Common Stock during the respective periods multiplied by the assumed 2.865 Exchange Ratio.

(3) Represents primary net income per common share on a pro forma combined basis (including, for the nine months ended September 30, 1994 and the year ended December 31, 1993, the pro forma effect of the Washington Merger accounted for as a purchase). Such amounts have been determined by reducing pro forma net income amounts by the dividends applicable to HUBCO's Series A Preferred Stock (which was first issued on July 1, 1994) and dividing such amount by the sum of (i) the weighted average number of shares of HUBCO Common Stock outstanding during each period and (ii) 615,339 shares of HUBCO Common Stock assumed to be issued pursuant to the Merger.

(4) Represents fully diluted net income per common share on a pro forma combined basis (including, for the nine months ended September 30, 1994 and the year ended December 31, 1993, the pro forma effect of the Washington Merger accounted for a a purchase). Such amounts have been determined by dividing pro forma net income amounts by the sum of (i) the weighted average number of shares of HUBCO Common Stock outstanding during each period, (ii) 615,339 shares of HUBCO Common Stock assumed to be issued pursuant to the Merger and (iii) where applicable, 1,196,717 shares of HUBCO Common Stock issuable upon the assumed full conversion of HUBCO's Series A Preferred Stock.

(5) Represents the amount computed pursuant to Note 3 above multiplied by the assumed 2.865 Exchange Ratio.

(6) Represents the amount computed pursuant to Note 4 above multiplied by the assumed 2.865 Exchange Ratio.

(7) Represents the pro forma combined net book value of HUBCO and Jefferson attributable to common shares, divided by the sum of (i) the number of shares of HUBCO Common Stock outstanding (adjusted to reflect the Stock Split) and (ii) 615,339 shares of HUBCO Common Stock assumed to be issued pursuant to the Merger.

(8) Represents the amount computed pursuant to Note 7 above multiplied by the assumed 2.865 Exchange Ratio.

                                      -15-

                            SELECTED FINANCIAL DATA

     The following tables present selected consolidated financial and other data of HUBCO and Jefferson. Results of operations for the nine months ended September 30, 1994 are derived in part from the unaudited consolidated financial statements incorporated by reference or included elsewhere in this Proxy Statement-Prospectus. Such interim data includes all adjustments (consisting solely of normal recurring accruals) necessary for a fair presentation of the results for the unaudited periods. The results of operations for the nine months ended September 30, 1994 for HUBCO and Jefferson are not necessarily indicative of the results that may be expected for any other period.

                                                                  SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO


                                              Nine Months Ended
                                                September 30,                            Years Ended December 31,
                                           ------------------------  --------------------------------------------------------------
                                             1994(8)        1993        1993         1992          1991        1990         1989
                                           ---------- ----------     ----------    ---------     --------     --------    ---------
                                                                 (In thousands, except per share amounts)
Earnings Summary:
Interest income .......................... $   59,541 $   50,331     $   67,759     $ 67,646     $ 51,759     $ 49,809     $ 51,113
Interest expense .........................     18,355     15,634         20,741       26,633       25,287       26,818       27,820
                                           ---------- ----------     ----------     --------     --------     --------     --------
Net interest income ......................     41,186     34,697         47,018       41,013       26,472       22,991       23,293
Provision for possible loan losses .......      1,950      2,550          3,600        4,116        2,312        4,150        1,860
                                           ---------- ----------     ----------     --------     --------     --------     --------
Net interest income after
  provision for possible loan losses .....     39,236     32,147         43,418       36,897       24,160       18,841       21,433
Other income .............................      7,392      6,416          8,606        7,657        5,471        4,532        4,196
Other expenses ...........................     26,962     22,618         29,971       34,349       22,274       20,013       19,863
                                           ---------- ----------     ----------     --------     --------     --------     --------
Income before income taxes ...............     19,666     15,945         22,053       10,205        7,357        3,360        5,766
Income tax provision .....................      7,435      5,498          7,851          564        2,336        1,145        2,457
                                           ---------- ----------     ----------     --------     --------     --------     --------
Net income ............................... $   12,231 $   10,447     $   14,202     $  9,641     $  5,021     $  2,215     $  3,309
                                           ========== ==========     ==========      ========    ========     ========     ========
Per Share Data:
Weighted average common shares
  outstanding (1) ........................      9,757     10,382         10,364        9,136        7,432        7,412        7,454
Net income per common share(2):
     Primary ............................. $     1.22 $     1.01     $     1.37     $   1.06     $   0.68     $   0.30     $   0.44
     Fully diluted .......................       1.20       1.01           1.37         1.06         0.68         0.30         0.44
Dividends paid per common share ..........       0.26       0.21           0.31         0.27         0.22         0.22         0.22

Balance Sheet Summary:
Securities ............................... $  624,942 $  405,503     $  426,685     $322,522     $138,915     $150,536     $ 89,177
Loans, net ...............................    661,954    548,022        529,390      513,448      465,883      371,700      369,232
Total assets .............................  1,406,812  1,038,926      1,041,825      931,911      673,159      595,128      548,132
Deposits .................................  1,236,109    935,693        935,688      843,226      608,857      512,823      484,192
Stockholders' equity .....................     98,661     76,737         78,954       68,313       41,099       37,567       37,400

Performance Ratios:
Return on average assets(3) ..............       1.35%      1.44%          1.44%        1.05%        0.82%        0.40%        0.62%
Return on average equity(3) ..............      19.69      19.28          19.34        17.38        12.75         5.89         8.91
Dividend payout ..........................      20.71      21.19          23.01        25.04        33.44        73.63        49.65
Average equity to average assets .........       6.85       7.46           7.44         6.04         6.45         6.85         7.00
Net interest margin(3)(4) ................       5.00       5.22           5.20         4.97         4.94         4.72         4.92

Asset Quality Ratios:
Allowance for possible loan
  losses to total loans, net(5) ..........       2.16       1.80           2.04         1.48         1.44         1.41          .82
Allowance for possible loan
  losses to non-performing loans(6) ......      85.67     107.07         118.10        96.10        75.53        52.71        58.93
Allowance for possible loan losses
  to non-performing assets (excluding
  loans past due 90 days or more
  and accruing)(7) .......................      83.90      99.08         107.87        98.04         50.10       39.39        90.40
Non-performing loans to total
  loans, net (5)(6) ......................       2.52       1.68           1.73         1.54          1.90        2.67         1.38
Non-performing assets to total
  loans, net and other real
  estate(5)(7) ...........................       2.94       2.09           2.16         1.78          3.09        3.77         1.38
Non-performing assets (excluding
  loans past due 90 days or
  more and accruing) to total loans,
  net, and other real estate(5)(7) .......       2.57       1.80           1.88         1.51          2.84        3.53         0.90

Net charge-offs to average loans, net(3)..       0.46       0.18           0.15         0.91          0.58        0.54         0.28

- -------------
(1) For all periods presented other than the nine months ended September 30, 1994, the weighted average common shares outstanding is identical on a primary and fully diluted basis. For the nine months ended September 30, 1994, the table reflects the weighted average common shares outstanding on a primary basis; for that period, HUBCO had 10,160,731 weighted average common shares outstanding on a fully diluted basis.
(2) Income per share and dividends paid per share have been restated to reflect the Stock Split and a 10% stock dividend paid June 1, 1993.
(3) Interim ratios have been annualized for purposes of comparability with year-end data.
(4)  Computed on a tax equivalent basis.
(5)  Total loans are net of unearned income and deferred loan fees.
(6) Non-performing loans include non-accruing loans, renegotiated loans and loans past due 90 days or more and accruing.
(7)  Non-performing assets include non-performing loans plus other real estate.
(8) On July 1, 1994, HUBCO acquired Washington pursuant to a merger accounted for as a purchase. On May 6, 1994, HUBCO, through the Bank, acquired deposits and certain assets of Polifly Federal Savings and Loan Association ("Polifly") in a transaction accounted for as a purchase. Under the purchase method of accounting, the consolidated results of operations of Washington and Polifly are reflected above solely for periods on and after the dates of acquisition.





                                                                      SELECTED FINANCIAL DATA OF JEFFERSON

                                                    Nine Months Ended
                                                      September 30,                       Years Ended December 31,
                                                  ---------------------    -----------------------------------------------------
                                                     1994       1993         1993        1992       1991       1990        1989
                                                  --------   ----------   ---------   ---------   --------   --------    -------
                                                                (Dollars in thousands, except per share amounts)

Earnings Summary:
Interest income ................................. $  4,417   $    4,668   $    6,119   $   7,431  $   9,875  $  10,401   $  9,518
Interest expense ................................    1,580        1,753        2,311       3,454      5,988      6,597      5,944
                                                  --------   ----------   ----------   ---------  ---------  ---------   --------
Net interest income .............................    2,837        2,915        3,808       3,977      3,887      3,804      3,574
Provision for possible loan losses ..............      175        1,006        1,156       1,718        580        534         90
                                                  --------   ----------   ----------   ---------  ---------  ---------   --------
Net interest income after provision for
  possible loan losses ..........................    2,662        1,909        2,652       2,259      3,307      3,270      3,484
Service charges on deposit accounts
  and other income ..............................      378          379          489         324        309        345        244
Other expenses ..................................    3,070        2,937        4,435       3,882      3,108      2,769      2,385
                                                  --------   ----------   ----------   ---------  ---------  ---------   --------
Income (loss) before income taxes ...............      (30)        (649)      (1,294)     (1,299)       508        846      1,343
Income taxes (benefit) ..........................       64         --             62        (181)        93        292        334
                                                  --------   ----------   ----------   ---------  ---------  ---------   --------
Net income (loss) ............................... $    (94)  $     (649)  $   (1,356)  $  (1,118)  $    415   $    554   $  1,009
                                                  ========   ==========   ==========   =========   ========   ========   ========
Per Share Data:
Weighted average common shares
  outstanding ...................................  226,078      226,078      226,078     226,078    224,882    214,116    203,921
Net income (loss) per share ..................... $  (0.42)  $    (2.87)  $    (6.00)  $   (4.95)  $   1.85   $   3.05   $   4.95
Cash dividends per common share..................     --           --           --          0.50       0.75       0.85       0.85

Balance Sheet Summary:
Securities ...................................... $ 33,734   $   23,961   $   23,925   $  23,794   $ 16,314   $ 10,682   $  9,637
Loans, net of unearned income....................   44,695       50,473       48,564      59,686     65,172     66,040     65,228
Allowance for possible loan losses ..............    1,648        1,959        1,682       2,196      1,117        884        395
Total assets ....................................   91,778       96,628       94,713     101,069    109,335    121,293    109,375
Deposits ........................................   85,288       89,301       87,959      93,045     99,709    111,401     99,837
Total shareholders' equity ......................    5,996        6,881        6,174       7,530      8,761      8,399      8,151

Performance Ratios:
Return on average assets(1) .....................    (0.13)%      (0.87)%      (1.39)%     (1.06)%     0.36%      0.48%      1.85%
Return on average equity(1) .....................    (2.05)      (11.99)      (18.79)     (13.30)      4.95       6.69      24.76
Average equity to average assets ................     6.33         7.28         7.35        7.91       7.25       7.17       7.45
Dividend payout .................................     --           --           --        (10.11)     35.94      31.41      16.45
Net interest margin(1) ..........................     4.25         4.18         4.20        4.02       3.56         NA(5)      NA(5)

Asset Quality Ratios:
Allowance for possible loan losses to
  total loans, net(2) .........................       3.69         3.88         3.46        3.68       1.71       1.34       0.61
Allowance for possible loan losses to
  non-performing loans(3) .....................      28.23        23.94        22.13       27.85      13.07      17.83      21.58
Allowance for possible loan losses to non-
  performing assets (excluding loans past due
  90 days or more and accruing)(4) ..............    36.56        20.70        18.48       20.59      59.70     502.27       --
Non-performing loans to total loans(2)(3) .......    13.06        16.21        15.65       13.21      13.11       7.51       2.81
Non-performing assets to total loans, net,
  and other real estate, net(2)(4) ..............    17.53        15.61        20.32       17.91      14.60       7.77       2.81
Non-performing assets (excluding loans past
  due 90 days or more and accruing) to total
  loans, net, and other real estate(2)(4) .......    14.70         17.62       16.92       16.90     13.88       0.27         --
Net charge-offs to average loans, net(1) ........     0.59          3.03        3.13        1.00      0.53       0.27        0.02

 --------------------
(1)  Interim ratios have been annualized for purposes of comparability with year-end data.
(2)  Total loans are net of unearned income and deferred loan fees.
(3)  Non-performing loans include non-accruing loans, renegotiated loans and loans past due 90 days or more and accruing.
(4)  Non-performing assets include non-performing loans and other real estate.
(5)  Not available.

                        SUMMARY SELECTED PRO FORMA DATA

     The following table presents certain unaudited combined condensed financial information from the Pro Forma Combined Condensed Statements of Income for the nine months ended September 30, 1994 and the years ended December 31, 1993, 1992 and 1991, and the Pro Forma Combined Condensed Balance Sheet at September 30, 1994, in each case giving effect to the acquisition of Jefferson by HUBCO in a transaction accounted for as a pooling of interests, as if such transaction had been consummated for statement of income purposes on the first day of the applicable periods and for balance sheet purposes on September 30, 1994. The unaudited pro forma statement of income data for the nine months ended September 30, 1994 and the year ended December 31, 1993 also gives effect to the Washington Merger in a transaction accounted for as a purchase, as if the Washington Merger had been consummated on the first day of such periods. For information regarding the extent to which the Washington Merger is reflected in the pro forma data presented herein, see "PRO FORMA COMBINED FINANCIAL INFORMATION." The pro forma information is based on the historical financial statements of HUBCO, Washington and Jefferson. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "INDEX TO JEFFERSON'S FINANCIAL STATEMENTS." The pro forma financial information assumes an Exchange Ratio of 2.865 shares of HUBCO Common Stock for each share of Jefferson Common Stock outstanding.

     The unaudited pro forma information should be read in conjunction with the consolidated financial statements and related notes included and incorporated by reference in this Proxy Statement-Prospectus. The pro forma information is not necessarily indicative of the results of operations which would have been achieved had the above transactions been consummated as of the beginning of the periods for which such data are presented and should not be construed as being representative of future periods.



                                     Pro Forma Combined Unaudited Financial Information

                                                           For the Nine Months             For the Years
                                                           Ended September 30,           Ended December 31,
                                                           -------------------  ------------------------------------
                                                                 1994            1993          1992           1991
                                                               -------          -------       -------       --------
                                                                          (In thousands, except per share amounts)

RESULTS OF OPERATIONS:
Net interest income before provision
  for possible loan losses ................................    $47,905          $57,609        $44,990      $ 30,359
Provision for possible loan losses ........................      3,101            5,365          6,256         2,892
Net interest income after provision
  for possible loan losses ................................     44,804           52,244         38,734        27,467
Income before income taxes ................................     17,099           18,266          8,906         7,865
Net income ................................................     10,483           12,891          8,523         5,436
Income per common share(1):
  Primary .................................................       0.93(2)          1.07(3)        0.87          0.68
  Fully diluted ...........................................       0.93             1.06           0.87          0.68

                                                              As of
                                                             September
                                                             30, 1994
                                                            ----------
BALANCE SHEET:
  Total assets ...........................................  $1,497,858
  Total deposits .........................................   1,321,397
  Total stockholders' equity .............................     103,925
  Book value per common share(1) .........................        8.18

- ------------------------

(1)  Adjusted for the Stock Split.
(2) After pro forma payment of Series A Preferred Stock dividends of $861 (representing a dividend of $1.08 per share) for the nine months ended September 30, 1994.
(3) After pro forma payment of Series A Preferred Stock dividends of $1,149 (representing a dividend of $1.44 per share) for the year ended December 31, 1993.

                                  INTRODUCTION

General


     This Proxy Statement-Prospectus is being furnished to the holders of common stock, par value $6.00 per share ("Jefferson Common Stock"), of Jefferson National Bank ("Jefferson"), in connection with the solicitation of proxies by the Board of Directors of Jefferson (the "Board") for use at a Special Meeting of Jefferson's stockholders to be held at Jefferson's headquarters, 155 Jefferson Street, Passaic, New Jersey on Thursday, February 9, 1995 at 3:00 p.m., local time, and at any adjournments or postponements thereof (the "Meeting"). On October 13, 1994, the Board of Directors of HUBCO approved a 3-for-2 stock split, payable January 14, 1995 to common stockholders of record on January 3, 1995 (the "Stock Split"). All share and per share data regarding HUBCO's Common Stock set forth herein has been adjusted to give retroactive effect to the Stock Split as if the Stock Split occurred prior to the periods reported herein. Pursuant to provisions in the Merger Agreement which provide for adjustment to the exchange ratio described therein in the event of transactions such as the Stock Split, the Merger Agreement has been amended and restated to give effect to the Stock Split and all references herein to the exchange ratio have been adjusted to give effect to the Stock Split.

     At the Meeting, the holders of record of Jefferson Common Stock as of the close of business on January 4, 1995 (the "Record Date") will consider and vote upon a proposal to approve an Amended and Restated Agreement and Plan of Merger, dated November 28, 1994 (the "Merger Agreement"), by and among HUBCO, Inc., a New Jersey corporation ("HUBCO"), Hudson United Bank, a New Jersey commercial bank that is a wholly-owned subsidiary of HUBCO (the "Bank"), and Jefferson, pursuant to which Jefferson will merge with and into the Bank (the "Merger"), with the Bank surviving the Merger. Pursuant to the Merger Agreement, stockholders of Jefferson will be entitled to receive 2.865 shares (as adjusted for the Stock Split) of HUBCO's Common Stock, no par value ("HUBCO Common Stock"), for each share of Jefferson Common Stock outstanding at the time that the Merger is consummated (the "Effective Time"), subject to certain adjustment provisions set forth in the Merger Agreement and described herein, which provisions, under certain circumstances, could result in a change in the Exchange Ratio. See "THE MERGER".

     This Proxy Statement-Prospectus also constitutes a prospectus of HUBCO in respect of the shares of HUBCO Common Stock issuable pursuant to the Merger.

Parties to the Merger

     HUBCO. HUBCO is a bank holding company whose principal operating subsidiary is Hudson United Bank, a state-chartered commercial bank. Incorporated in 1890, the Bank is a full service commercial bank which primarily serves small and mid-sized businesses and consumers in Northern New Jersey, its primary market area. The Bank currently operates 45 branches in Hudson, Bergen, Passaic, Essex, Middlesex and Morris counties. The deposits of the Bank are insured by the FDIC. As of September 30, 1994, HUBCO had consolidated assets of $1.4 billion, consolidated deposits of $1.2 billion and consolidated stockholders' equity of $98.7 million. Based on assets, at December 31, 1993, HUBCO was the 12th largest commercial bank holding company headquartered in New Jersey.

     HUBCO's principal assets and sources of income are its investments in its subsidiaries. HUBCO is a legal entity separate and distinct from its subsidiaries. There are various federal and state legal limitations on the extent to which a bank subsidiary of HUBCO may pay dividends to, finance or otherwise supply funds to HUBCO. See "MARKET PRICE AND DIVIDEND DATA."

     Jefferson. Jefferson is a commercial bank organized in 1970 as a national banking association. Jefferson conducts business in New Jersey through four branches located in Passaic County. At September 30, 1994, Jefferson had assets of $91.8 million, deposits of $85.3 million and shareholders' equity of $6.0 million.

     Additional information about HUBCO and HUBCO's subsidiaries is included in documents incorporated by reference in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." For additional information about Jefferson, see "BUSINESS OF JEFFERSON" and "INDEX TO JEFFERSON'S FINANCIAL STATEMENTS."

                                  THE MEETING
The Meeting


     Each copy of this Proxy Statement-Prospectus mailed to holders of Jefferson Common Stock is accompanied by a proxy card furnished in connection with the Jefferson Board's solicitation of proxies for use at the Meeting. The Meeting is scheduled to be held at Jefferson's headquarters, 155 Jefferson Street, Passaic, New Jersey, on Thursday, February 9, 1995 at 3:00 p.m., local time. Only holders of record of Jefferson Common Stock at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting. At the Meeting, holders of Jefferson Common Stock will consider and vote upon (i) a proposal to approve the Merger and (ii) such other matters as may properly be brought before the Meeting. On each matter to be considered at the Meeting by holders of Jefferson Common Stock, such holders will have one vote for each share of Jefferson Common Stock held of record on the Record Date.


     HOLDERS OF JEFFERSON COMMON STOCK ARE REQUESTED TO PROMPTLY SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD TO JEFFERSON IN THE ENCLOSED POSTAGE-PAID, ADDRESSED ENVELOPE.

     Any holder of Jefferson Common Stock who has delivered a proxy may revoke it any time before it is voted by (i) attending the Meeting and voting in person at the Meeting, (ii) giving notice of revocation in writing to the address noted below or (iii) submitting a signed proxy card, bearing a later date than the proxy last received, to Jefferson National Bank, 155 Jefferson Street, Passaic, New Jersey 07055, Attention: President, provided that such notice or proxy card is actually received by Jefferson before the vote of stockholders. A proxy will not be revoked by the death or supervening incapacity of the stockholder executing the proxy unless, before the vote, the proxy is revoked by the personal representative or guardian of the stockholder. Unless contrary instructions are provided, the shares of Jefferson Common Stock represented by properly executed proxies received at or prior to the Meeting and not subsequently revoked will be voted FOR approval of the Merger Agreement. If any other matters are properly presented for consideration at the Meeting, the persons named in the proxy card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment, provided, however, that such discretionary authority will be exercised only to the extent permissible under applicable laws. As of the date of this Proxy Statement-Prospectus, Jefferson is unaware of any other matter to be presented at the Meeting.

     The cost of soliciting proxies from stockholders of Jefferson will be borne by Jefferson. Such solicitation will be made by mail, but also may be made by telephone or in person by the directors, officers and employees of Jefferson (who will receive no additional compensation for doing so). Jefferson will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals. Jefferson may also retain the services of a proxy soliciting firm. The cost of such services will depend upon the volume of usage but is not expected to exceed $10,000 plus the out-of-pocket expenses of such firm.

     STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

Vote Required

     Only holders of record of shares of Jefferson Common Stock on the Record Date will be entitled to vote at the Meeting. The affirmative vote of the holders of two thirds of the Jefferson Common Stock outstanding on the Record Date will be required to approve the Merger Agreement. Therefore, a failure by a holder of Jefferson Common Stock to return a properly executed proxy card or to vote in person at the Meeting will have the same effect as a vote against the Merger Agreement. Abstentions and broker non-votes will have the same effect as votes against the Merger Agreement.

         As of the Record Date, there were 226,078 shares of Jefferson Common Stock outstanding and entitled to vote at the Meeting. Each such share is entitled to one vote.
                                      -22-

     As of December 1, 1994, the following Jefferson directors beneficially owned shares of Jefferson Common Stock as follows: Raymond L. Sisco, 37,680 shares (or 16.66% of the outstanding shares); Alexander Peto, 680 shares (or 0.30% of the outstanding shares); George Herman, 4,989 shares (or 2.20% of the outstanding shares); Joseph Di Donna, 5,706 shares (or 2.52% of the outstanding shares); John Stokes, 1,765 shares (or 0.78% of the outstanding shares); Donald
S. Rudbart, 466 shares (or 0.20% of the outstanding shares); Joseph Greco, 167 shares (or 0.07% of the outstanding shares); Scott Kudlach, 250 shares (or 0.11% of the outstanding shares); and Peter Levine, 1,739 shares (or 0.77% of the outstanding shares). As of the same date, all directors and executive officers of Jefferson as a group (11 persons) beneficially owned 53,442 shares (or 23.64% of the outstanding shares). HUBCO beneficially owned, as of December 1, 1994, 11,300 shares (or approximately 4.99% of the outstanding shares) of Jefferson Common Stock. As of December 1, 1994, the directors and executive officers of HUBCO and their affiliates did not beneficially own any shares of Jefferson Common Stock. Also, as of that date, the Bank did not beneficially own any shares of Jefferson Common Stock directly or in a fiduciary capacity. HUBCO and the directors and executive officers of Jefferson intend to vote their shares in favor of the Merger Agreement.



     Jefferson's management is not aware of any individual or entity that owned of record or beneficially more than 5% of the outstanding Jefferson Common Stock as of December 1, 1994, other than Raymond L. Sisco, Jefferson's Chairman of the Board, who owned 37,680 shares (or approximately 16.66% of the outstanding shares). Mr. Sisco's business address is c/o Jefferson, 155 Jefferson Street, Passaic, New Jersey 07055.

Recommendation of the Jefferson Board

     The Jefferson Board has approved the Merger Agreement and recommends that Jefferson stockholders vote FOR approval of the Merger Agreement. The Jefferson Board believes that the Merger will enable Jefferson stockholders to participate in opportunities for growth that the Jefferson Board believes the Merger makes possible. See "THE MERGER-Background of and Reasons for the Merger" and "-Opinion of Jefferson's Financial Advisor."

                                   THE MERGER

     The following information, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and is attached hereto as Appendix A. Jefferson stockholders are urged to read the Merger Agreement.

Background of and Reasons for the Merger

     Jefferson, like many other banks and thrift institutions, was adversely impacted by the decline in real estate values and weakness in general economic conditions in the Northeast during the late 1980's and early 1990's. As a result of these factors, Jefferson suffered net losses for the years ended December 31, 1992 and 1993 and, in 1992, was issued a Consent Order by the OCC requiring Jefferson to take substantial steps to assure the continued safety and soundness of the institution. Several steps have been taken and, for the nine months ended September 30, 1994, the amount of Jefferson's net loss ($94,000) is substantially less than the losses recorded in the past two fiscal years.

     While the Jefferson Board believes that Jefferson has confronted and resolved the issues that resulted in the 1992 and 1993 losses and the Consent Order, the Jefferson Board also recognizes that it may be difficult for Jefferson to return to the levels of profitability once attained by the institution. Accordingly, when Jefferson was approached by HUBCO in the late Spring of 1994 regarding a potential merger, the Jefferson Board determined to pursue discussions with HUBCO and to retain Capital Consultants of Princeton, Inc. ("Capital Consultants") as a financial advisor and to retain special counsel for the purpose of assisting the Board in considering its various alternatives. HUBCO pursued acquisition discussions with Jefferson as part of HUBCO's ongoing strategy to grow through acquisitions.

     At the Jefferson Board's request, Capital Consultants commenced its engagement by analyzing Jefferson and determining Jefferson's future potential and the ranges of consideration that Jefferson could attract if it were to be acquired. As a result of this analysis and recognizing that HUBCO was interested in acquiring Jefferson, the Board instructed Capital Consultants to identify those other institutions that would be likely to have an interest in acquiring Jefferson at a price that would be acceptable to the Jefferson Board. After Capital Consultants had prepared a list of such institutions and before Jefferson commenced substantive negotiations with HUBCO, the Jefferson Board instructed Capital Consultants to contact several institutions recommended by Capital Consultants as potential merger partners. By September, 1994, Capital Consultants and the Board determined that of the institutions identified by Capital Consultants, none had expressed an interest in Jefferson that would provide consideration to Jefferson's stockholders with value comparable to the value initially proposed by HUBCO.

     Accordingly, in early September, 1994, representatives of Jefferson and Capital Consultants met with representatives of HUBCO. At that meeting, HUBCO indicated that if its due diligence investigation did not uncover unexpected information, HUBCO anticipated that it would be willing to offer, for each share of Jefferson Common Stock, shares of HUBCO Common Stock having a value, at the date of execution of the proposed merger agreement, of approximately $43.00. On the basis of that position, as well as the confidentiality agreement previously executed by the parties, HUBCO's representatives were permitted to perform a due diligence examination of Jefferson. At the same time, HUBCO caused its counsel to prepare and deliver to Jefferson a preliminary draft of a merger agreement.

     During the course of the next several weeks, Jefferson responded to certain issues raised by HUBCO as a result of its investigation and both Jefferson and HUBCO negotiated various provisions of the merger agreement. During that process, representatives of Jefferson rejected proposals to reduce the price first mentioned by HUBCO. Indeed, the Exchange Ratio referenced in the Merger Agreement is slightly higher than the exchange ratio proposed by HUBCO after it completed its due diligence investigation.

     The Jefferson Board met on several occasions prior to the Board's approval of the Merger Agreement. At substantially all of those meetings, Capital Consultants and Jefferson's special counsel were present to answer questions and to comment upon the proposed transaction and the process undertaken by the Board to respond to HUBCO's interest in Jefferson. On October 7, 1994, the Board received an opinion from Capital Consultants (described below) to the effect that the proposed Merger is fair to the stockholders of Jefferson from a financial point of view. Based upon its review of the entire situation and the input that it had received, the Board approved the Merger Agreement on October 7, 1994 and the parties executed the Merger Agreement on the same date. The Merger Agreement was subsequently amended and restated on November 28, 1994 to give effect to the Stock Split.

Opinion of Jefferson's Financial Advisor

     On June 27, 1994, the Jefferson Board retained Capital Consultants to act as Jefferson's financial advisor, to assist management of Jefferson in connection with the Merger and related matters and, if negotiations resulted in the execution of a definitive agreement, to render its opinion with respect to the fairness, from a financial point of view, to the stockholders of Jefferson of the consideration to be received in the Merger.

     Capital Consultants is regularly engaged in the valuation of banks, bank holding companies, savings and loan associations, and thrift holding companies in connection with mergers, acquisitions and other securities transactions. Capital Consultants has knowledge of, and experience with, the New Jersey banking and thrift market and financial organizations operating in that market and was selected by Jefferson because of its knowledge of, experience with, and reputation in the financial services industry. Capital Consultants is not a market maker in either HUBCO Common Stock or Jefferson Common Stock.

     Capital Consultants has delivered to the Jefferson Board its opinion that, based upon and subject to various items set forth in its written opinion, the consideration to be received by Jefferson's stockholders pursuant to the Merger Agreement is fair from a financial point of view to Jefferson's stockholders. In requesting Capital Consultant's advice and opinion, Jefferson's Board did not impose any limitations upon Capital Consultants with respect to the investigations made or procedures followed by it in rendering its opinion.

     The full text of the written opinion of Capital Consultants, dated as of January 5, 1995, which sets forth assumptions made and matters considered, is substantially the same as the opinion rendered by Capital Consultants on October 7, 1994, and is attached as Appendix B to this Proxy Statement-Prospectus. Jefferson stockholders are urged to read this opinion in its entirety. Capital Consultants' opinion is directed only to the financial terms of the Merger and does not constitute a recommendation to any Jefferson stockholder as to how such stockholder should vote at the Meeting. The summary information regarding Capital Consultants' opinion and the procedures followed in rendering such opinion set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, Capital Consultants reviewed and analyzed, among other things, (i) the Merger Agreement; (ii) the Registration Statement on Form S-4 of HUBCO of which this Proxy Statement-Prospectus is a part; (iii) publicly available information relating to HUBCO and Jefferson including, for HUBCO, annual reports to stockholders and annual reports on Form 10-K filed with the SEC for the years ended December 31, 1991 through 1993 and the quarterly reports to stockholders and quarterly reports on Form 10-Q filed with the SEC for the periods ended March 31, June 30 and September 30, 1994, and for Jefferson, annual reports to stockholders for the years ended December 31, 1991 through 1993 and quarterly reports of Consolidated Condition and Income as filed with the Office of the Comptroller of the Currency for the periods ended March 31, June 30 and September 30, 1994; (iv) certain historical operating and financial information provided to Capital Consultants by the managements of Jefferson and HUBCO; (v) historical and current market data for the Jefferson Common Stock and the HUBCO Common Stock; (vi) the publicly available financial data and stock market performance data of publicly traded banking and thrift institutions which Capital Consultants deemed generally comparable to Jefferson and HUBCO; (vii) the nature and terms of recent acquisitions and merger transactions involving banking institutions that Capital Consultants considered reasonably similar to Jefferson and HUBCO in financial character, operating character, historical performance, geographic market and economy; and (viii) such other studies, analyses, inquiries and reports as Capital Consultants deemed appropriate. In addition, Capital Consultants conducted meetings with members of senior management of Jefferson and HUBCO for purposes of reviewing the future prospects of Jefferson and HUBCO. Capital Consultants evaluated the pro forma ownership of the HUBCO Common Stock by Jefferson's stockholders, relative to the pro forma contribution of Jefferson's assets, deposits, equity and earnings to the pro forma resulting company in the Merger. Capital Consultants also took into account its experience in other transactions, as well as its knowledge of the banking and thrift industries and its experience in securities valuations.

     In rendering its opinion, Capital Consultants assumed, without independent verification, the accuracy and completeness of the financial and other information and representations provided to it by Jefferson and HUBCO. Capital Consultants did not conduct a physical inspection of any of the properties or assets of Jefferson or HUBCO and has not made any independent evaluation or appraisal of any properties, assets or liabilities of Jefferson or HUBCO. Capital Consultants has assumed and relied upon the accuracy and completeness of the publicly available financial and other information provided to it, has relied upon the representations and warranties of Jefferson and HUBCO made pursuant to the Merger Agreement, and has not independently attempted to verify any of such information.

     In rendering its opinion, Capital Consultants assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger on a pro forma basis.

     In arriving at its opinion, Capital Consultants performed a variety of financial analyses. Capital Consultants believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Capital Consultants' opinion. The preparation of an opinion with respect to fairness, from a financial point of view, of the consideration to be received by stockholders is a complex process involving judgments and is not necessarily susceptible to partial analyses and summary description.

     In its analyses, Capital Consultants made numerous assumptions with respect to Jefferson's and HUBCO's industry performance, business and economic conditions and other matters, many of which are beyond the control of Jefferson and/or HUBCO. Any estimates reflected in Capital Consultants' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

     In connection with its opinion, Capital Consultants performed various analyses with respect to Jefferson and HUBCO. The following is a brief summary of such analyses, certain of which were presented to the Jefferson Board by Capital Consultants on or before October 7, 1994.

     Valuation Analysis

     Using a valuation analysis, Capital Consultants estimated the present value of theoretical values of Jefferson based on a range of price-to-earnings ("P/E") multiples between 12.0x and 14.0x and a range of discount rates between 6% and 8%. The range of net present values was based on a range of estimated earnings for the next three years assuming annual earnings growth rates between 5% and 8%. The results of this analysis indicated a range of theoretical values for Jefferson between $22.10 per share (5% earnings growth rate; P/E of 12.0x; 8% discount rate) and $27.99 per share (8% growth rate; P/E of 14.0x; 6% discount rate). Capital Consultants estimated the present value of the future dividend streams that Jefferson could produce over a three year period, assuming a payout ratio from current earnings of 25% starting in 1996. Capital Consultants also prepared a net present value analysis that indicated theoretical values for Jefferson based on a range of terminal book value multiples between 1.30x and 1.50x and a range of discount rates between 6% and 8%. Capital Consultants determined that these dividend payout ratios are within target ranges consistent with industry standards; the range of terminal multiples of book value are based on the current price/book value multiples of selected comparable companies. Such comparable companies are referred to in the Comparable Company Analysis and Comparable Transaction Analysis set forth below. The dividend streams and terminal values were discounted to present value using discount rates which reflect assumptions regarding the required rates of return of the current and prospective stockholders of Jefferson Common Stock in these economic times. The range of present values per share of Jefferson resulting from the above-referenced assumptions was $31.35 to $38.27.

     Comparable Company Analysis

     Capital Consultants compared the operating performance of Jefferson to publicly traded commercial banks that Capital Consultants deemed to be similar to Jefferson. The group consists of 13 New Jersey publicly traded commercial banks with total assets of between $50 million and $100 million with an equity to assets ratio in excess of 6.8%. Capital Consultants compared Jefferson with these institutions based on selected operating fundamentals, including capital adequacy, profitability and asset quality. Using pricing data as of June 30, 1994, the median price to stated book value was 0.81% for the comparable commercial banks and 0.86% for Jefferson. At June 30, 1994, the median equity to assets ratio was 9.1% for the group of comparable commercial banks and 6.8% for Jefferson. The median return on average equity for the twelve months ending June 30, 1994 was 8.1% for the comparable group of commercial banks and (15.3)% for Jefferson. Assuming a valuation of HUBCO's offer of $43.00 in HUBCO Common Stock for each share of Jefferson Common Stock (based on an Exchange Ratio of 2.865 shares of HUBCO Common Stock for each share of Jefferson Common Stock at a price of $15.00 for each share of HUBCO Common Stock, as adjusted for the Stock Split), the HUBCO offer represented 154% of Jefferson's book value.

     Finally, Capital Consultants compared the market price, market-to-book value and price-to-earnings multiples of the HUBCO Common Stock with individual market multiples and medians of 10 New Jersey publicly traded banks and bank holding companies having total assets between $260 million and $34 billion. The analysis also compared returns on average assets and average equity of HUBCO to those of selected financial institutions and the medians of the comparable group. The analysis indicated that the HUBCO Common Stock traded on June 30, 1994 at a price-to-earnings multiple of 9.2 times trailing twelve months earnings for the period ended June 30, 1994 as compared to a comparative group median of 11.6 times trailing twelve months earnings for the period ended June 30, 1994. While the HUBCO Common Stock traded at a price-to-book value of 1.75%, the comparative group median was 1.48%. HUBCO's financial performance, as measured by returns on average assets and average equity, was 1.45% and 19.7%, respectively, as compared to the median of the selected comparable financial institutions which was 1.07% and 14.3%, respectively. The Capital Consultants' analyses also included summary income statement and balance sheet data and selected ratio analyses for HUBCO and various other potential acquirers of Jefferson.

     Contribution Analysis

     Capital Consultants prepared a contribution analysis showing the percentage of assets, deposits , net common equity and first six months of 1994 net income Jefferson would contribute to the combined company on a pro forma basis, and compared these percentages to the pro forma ownership after the Merger. This analysis showed that Jefferson would contribute 6.1% of pro forma consolidated total assets, 6.5% of pro forma consolidated deposits, 5.8% of pro forma consolidated stockholders' equity, and 0.0% of pro forma consolidated net income for the first six months of 1994, while Jefferson stockholders would hold 6.2% of the pro forma ownership of HUBCO.

     Impact Analysis

     Capital Consultants analyzed the financial implications of the Merger on HUBCO's earnings per common share and book value per common share. This analysis was based on June 30, 1994 financial data for HUBCO and Jefferson and indicated that the acquisition of Jefferson by HUBCO would be (on a pro forma basis for the six months ended June 30, 1994, assuming the acquisition was effective as of January 1, 1994) approximately 5.9% dilutive to the earnings per share of HUBCO Common Stock and approximately 1.4% accretive to tangible book value per share of HUBCO Common Stock on a fully diluted basis.

     Comparable Transaction Analysis

     Capital Consultants performed an analysis of prices and premiums offered in recently announced commercial bank and bank holding company transactions in the region. Multiples of earnings and fully diluted book value implied by the consideration to be received by Jefferson's stockholders in the Merger were compared with multiples offered in such regional transactions, which included pending and completed acquisitions announced between January 1, 1993 and October 6, 1994. The median offer price to book value for this regional group of comparable transactions was 1.56%. The equivalent offer price to book value for Jefferson was 1.54% based on the assumed HUBCO offer price of $43.00 for each outstanding share of Jefferson Common Stock and Jefferson's book value as of June 30, 1994. Capital Consultants also reviewed the core capital ratio to total assets of the comparative group and non-performing assets as a percentage of total assets and in both analyses, Jefferson was substantially below the median of the comparative group.

     It is important to note that when Capital Consultants took into account the values shown in the comparables used in connection with the rendering of its opinions, no company or transaction used in these analyses was identical to Jefferson or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, the timing of the transactions and prospective buyer interest, the earnings trends and prospects for the future, as well as other factors that could affect the public trading values of the companies included in the comparisons.

     For Capital Consultants' services in connection with the Merger, Jefferson has agreed to pay Capital Consultants a fee, if the Merger is consummated, of approximately $85,000 plus reimbursement for reasonable out-of-pocket expenses. Jefferson has also agreed to indemnify Capital Consultants against certain liabilities, including liabilities under the federal securities laws. Jefferson has paid Capital

Consultants $25,000 and will pay an additional $10,000 on the mailing of this Proxy Statement-Prospectus. Such amounts are non-refundable. The balance of Capital Consultants' fee is due upon consummation of the Merger. The amount of Capital Consultants' fee was determined by negotiation between Jefferson and Capital Consultants.

Conversion of Jefferson's Shares

     Subject to the rights of stockholders who perfect their rights as dissenting stockholders, each share of Jefferson Common Stock outstanding at the Effective Time will be automatically converted into a number of shares of HUBCO Common Stock equal to the Exchange Ratio. The Exchange Ratio will equal 2.865, subject to the following potential adjustments (each of which gives effect to the Stock Split):

* If the Median Pre-Closing Price (as defined below) is greater than $17.44 (or $26.16 prior to the Stock Split), then the Exchange Ratio will be reduced. In such event, the Exchange Ratio will equal (x) the product of $17.44 multiplied by 2.865, divided by (y) the Median Pre-Closing Price. This adjustment has the effect of providing that if the Median Pre-Closing Price exceeds $17.44, each share of Jefferson Common Stock will be converted into a number of shares of HUBCO Common Stock having an aggregate value (based upon the Median Pre-Closing Price) of $49.97.

* Subject to HUBCO's termination rights, if the Median Pre-Closing Price is less than $12.89 (or $19.34 prior to the Stock Split), then the Exchange Ratio shall be increased. In such event, the Exchange Ratio will equal (x) the product of $12.89 multiplied by 2.865, divided by (y) the Median Pre-Closing Price. This adjustment has the effect of assuring Jefferson stockholders that if the Median Pre-Closing Price falls below $12.89 and HUBCO does not terminate the Merger Agreement, then each share of Jefferson Common Stock will be converted into shares of HUBCO Common Stock having an aggregate value (based upon the Median Pre-Closing Price) of $36.93. If the Median Pre-Closing Price is less than $12.89, HUBCO will seriously consider exercising its right to terminate the Merger Agreement, rather than consummating the Merger at the increased Exchange Ratio. In making its determination, HUBCO will consider the Exchange Ratio adjustment and any other factors deemed relevant to it at such time.

* If, at the time of the closing of the Merger (the "Closing"), any of Jefferson's vendors require Jefferson to pay certain termination fees, the aggregate value of the HUBCO Common Stock issuable pursuant to the Merger will be reduced by an amount which approximates (i) the amount of such termination fees, but in no event more than $70,000, plus (ii) legal fees in excess of $15,000 incurred by Jefferson in connection with resolving the amount of such termination fees. Assuming that such legal fees do not exceed $15,000 and assuming that the Median Pre-Closing Price is in the range of $12.89 to $17.44, the effect of such adjustment would be to reduce the Exchange Ratio by approximately two basis points (i.e., from 2.865 to 2.844). Jefferson is currently in a dispute regarding termination fees with one vendor. Accordingly, no assurances can be given that such a reduction will not be made.

The Median Pre-Closing Price will be calculated based upon the Closing
Price of HUBCO Common Stock during the first 20 of the last 25 trading days prior to the date on which the Effective Time occurs. For purposes of the Merger Agreement, the term "Closing Price" means the closing sale price of one share of HUBCO Common Stock on the NASDAQ National Market System as reported in The Wall Street Journal. Pursuant to the terms of the Merger Agreement, the highest nine such Closing Prices and the lowest nine such Closing Prices shall be discarded and the average of the remaining two such Closing Prices shall constitute the "Median Pre-Closing Price."

No Fractional Shares

     No fractional shares of HUBCO Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of shares of Jefferson Common Stock otherwise entitled to a fraction of a share of HUBCO Common Stock will be paid in cash an amount equal to such fraction multiplied by the Median Pre-Closing Price. No such holder will be entitled to dividends, voting rights or other rights in respect of any such fractional share.

Delivery of Shares

     Promptly after the Effective Time of the Merger, HUBCO will send to each holder of record of Jefferson Common Stock as of the Effective Time a letter of transmittal which should be completed by such holder and returned to the exchange agent appointed by HUBCO (the "Exchange Agent"), at the address provided therein, together with stock certificates representing all of such holder's shares of Jefferson Common Stock. No new certificates will be delivered to or for the account of any holder of Jefferson Common Stock until the Merger is consummated and the holder has surrendered to the Exchange Agent the old certificates representing such holder's Jefferson Common Stock, accompanied by the duly executed letter of transmittal in proper form.

     STOCKHOLDERS OF JEFFERSON ARE URGED NOT TO DELIVER THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THE MERGER HAS BEEN COMPLETED AND THEY HAVE RECEIVED THEIR LETTER OF TRANSMITTAL.

     Upon surrender to the Exchange Agent of one or more certificates for Jefferson Common Stock, together with a properly completed letter of transmittal, the holder of Jefferson Common Stock surrendering such items will receive a certificate or certificates representing the number of shares of HUBCO Common Stock to which such holder is entitled, and, where applicable, a check for the amount to be paid in lieu of any fractional share interest, determined in the manner described above, without interest.

     No dividends or other distributions declared or paid by HUBCO after the Effective Time and with a record date after the Effective Time with respect to HUBCO Common Stock will be paid to the holders of any unsurrendered certificates representing Jefferson Common Stock until the holder duly surrenders such certificate. Following the surrender of certificates representing Jefferson Common Stock, there will be paid to those holders of the certificates representing shares of HUBCO Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions having a record date after the Effective Time theretofore payable with respect to such shares of HUBCO Common Stock and not yet paid and (ii) at the appropriate payment date, the amount of dividends or other distributions having (x) a record date after the Effective Time but prior to surrender and (y) a payment date subsequent to surrender payable with respect to such shares of HUBCO Common Stock.

     No transfer taxes will be payable by Jefferson stockholders in connection with the exchange of old certificates representing Jefferson Common Stock for new certificates representing HUBCO Common Stock, except that if any new certificate is to be issued in a name other than that in which the Jefferson certificate surrendered in exchange therefor is registered, it will be a condition of such exchange that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required in connection therewith or satisfy the Exchange Agent that such tax has been paid or is not applicable.

     At the Effective Time, the stock transfer books of Jefferson will be closed and no transfers of Jefferson Common Stock will thereafter be made. If certificates representing shares of Jefferson Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for shares of HUBCO Common Stock, and cash in lieu of fractional shares, deliverable pursuant to the Merger.

     Neither HUBCO nor Jefferson will be liable to any former holder of Jefferson Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     Any shares of Jefferson Common Stock as to which the holder has perfected dissenters' rights will be purchased in accordance with the procedures described under "Rights of Dissenting Stockholders" and in Appendix C to this Proxy Statement-Prospectus.

     The Closing is expected to occur in the first quarter of 1995, although no assurances can be given in this regard.

Federal Income Tax Consequences

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. IT MAY NOT BE APPLICABLE TO CERTAIN CLASSES OF TAXPAYERS, INCLUDING INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS, FOREIGN PERSONS AND PERSONS WHO HAVE ACQUIRED SHARES OF JEFFERSON COMMON STOCK AS COMPENSATION. JEFFERSON STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

     General. It is intended that the Merger will be treated as a tax-free reorganization as defined in Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, no gain or loss will be recognized by HUBCO, Jefferson, the Bank or to the stockholders of Jefferson upon the exchange of their shares of Jefferson Common Stock solely for shares of HUBCO Common Stock pursuant to the Merger. Counsel to HUBCO is required, as a condition of Closing, to provide an opinion to HUBCO and to Jefferson, with respect to the matters covered by the foregoing sentence. With respect to this Proxy Statement-Prospectus, HUBCO's counsel has provided an opinion that, based upon the circumstances as they presently exist, it expects to be able to render the required opinion.

     Consequences of Receipt of Cash in Lieu of Fractional Shares. In general, cash paid in lieu of fractional share interests in corporate reorganizations is treated as having been received in part or full payment in exchange for the fractional share interest (and therefore subject to capital gains treatment if the related shares are held as capital assets) if the cash distribution is undertaken solely for purposes of saving the corporation the expense and inconvenience of issuing and transferring fractional shares and is not separately bargained for consideration.

     Basis of HUBCO Common Stock. The basis of HUBCO Common Stock received by a Jefferson stockholder who receives solely HUBCO Common Stock will be the same immediately after the exchange, as the basis of such stockholder's Jefferson Common Stock exchanged therefor. Where a Jefferson stockholder receives both HUBCO Common Stock and cash, the basis of the HUBCO Common Stock received will equal (a) the basis of the Jefferson Common Stock exchanged therefor, (b) decreased by the amount of cash received and (c) increased by the amount of gain recognized, if any, on the exchange.

     Holding Period. The holding period of HUBCO Common Stock received by a Jefferson stockholder will include the holding period for the Jefferson Common Stock exchanged therefor.

Effect of the Merger

     At the Effective Time, Jefferson will merge with and into the Bank, with the Bank surviving. In the Merger, each share of Jefferson Common Stock outstanding immediately prior to the Effective Time will be converted into a number of shares of HUBCO Common Stock equal to the Exchange Ratio. For information regarding the calculation of the Exchange Ratio, see "-Conversion of Jefferson's Shares." Any shares of Jefferson Common Stock held in Jefferson's treasury or held directly or indirectly by Jefferson or HUBCO (other than shares held as collateral or in a fiduciary capacity) will be canceled and retired and no payment will be made with respect thereto.

     If, prior to the Effective Time, the outstanding shares of HUBCO Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities through a change in HUBCO's capitalization, then an appropriate and proportionate adjustment in the stock to be received by Jefferson's stockholders will be made. Such an adjustment has already been made in the Merger Agreement and is reflected in this Proxy Statement-Prospectus with respect to the Stock Split.

     For a discussion of the rights of dissenting holders of Jefferson Common Stock, see "Rights of Dissenting Stockholders."

Effective Time

     The "Effective Time" of the Merger will be the date specified in a notice from the Bank to the FDIC and in a certification filed by the Bank with the New Jersey Department of Banking (the "Department"). The notice and certification will be filed after the Closing has been consummated and Jefferson has approved such filings (such approval not to be unreasonably withheld). The Closing will be held 10 days (or the first business day thereafter) after the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all applicable waiting periods in connection therewith, and the satisfaction or waiver of all other conditions to the consummation of the Merger, or on such other date as may be agreed upon by HUBCO and Jefferson.

Conditions to Consummation of the Merger

     Consummation of the Merger by HUBCO and Jefferson is subject to the fulfillment (or, where permissible under applicable law, waiver) at or before the Effective Time of certain conditions, including, but not limited to, the following conditions: (a) the required approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of Jefferson shall have been obtained; (b) all necessary regulatory or governmental approvals and consents required to consummate the Merger and the transactions contemplated by the Merger Agreement shall have been received without the imposition of conditions which would materially impair the value of Jefferson to HUBCO , all conditions required to be satisfied by the terms of such approvals or consents shall have been satisfied and all statutory waiting periods in respect thereof shall have expired; (c) no order, judgment or decree shall be outstanding against Jefferson, HUBCO, the Bank or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more parties in connection with the Merger Agreement and which HUBCO or Jefferson determines in good faith, based upon the advice of its counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in a way so as to deprive the party electing not to proceed of any of the material benefits to it of the Merger; and (d) HUBCO and Jefferson shall have received certain tax opinions of HUBCO's counsel.

     In addition to the foregoing conditions, HUBCO's obligations under the Merger Agreement are conditioned upon the following, any one or more of which may be waived by HUBCO: (a) in general, the representations and warranties of Jefferson set forth in the Merger Agreement shall be true and correct in all material respects at the closing date; (b) Jefferson shall have complied in all material respects with its obligations under the Merger Agreement; (c) HUBCO shall have received certain legal opinions of counsel for Jefferson; (d) HUBCO shall have received assurances from its accountants that the Merger will be qualified to be treated by HUBCO as a pooling of interests for accounting purposes; and (e) Jefferson shall have furnished HUBCO such certificates of its officers or others and such other documents to evidence fulfillment of the conditions as HUBCO may reasonably request.

     In addition to the other conditions set forth above, the obligations of Jefferson under the Merger Agreement are also subject to the satisfaction of the following conditions, any one or more of which may be waived by Jefferson: (a) in general, the representations and warranties of HUBCO set forth in the

Merger Agreement shall be true and correct in all material respects at the closing date; (b) HUBCO shall have complied in all material respects with its obligations under the Merger Agreement; (c) Jefferson shall have received certain legal opinions of counsel for HUBCO; (d) HUBCO shall have received Jefferson's consent in the event that HUBCO agrees to make other acquisitions prior to the Effective Time that fail to satisfy certain dilution limitations specified in the Merger Agreement; and (e) Jefferson shall have received from HUBCO such certificates of officers or others and such other documents to evidence satisfaction of the conditions set forth in the Merger Agreement as Jefferson may reasonably request.

Regulatory Approvals

     Consummation of the Merger is subject, among other things, to prior receipt of all necessary regulatory approvals. In order to consummate the Merger, HUBCO must obtain regulatory approvals from the FDIC and the Department. HUBCO has applied to the FDIC to merge Jefferson into the Bank and has applied to the Department for approval of the acquisition of Jefferson. Other applications required under state securities laws have been or will be filed with the appropriate regulatory authorities.

     The Merger will not proceed in the absence of all requisite regulatory approvals. Although neither HUBCO nor Jefferson is aware of any basis for disapproving the Merger, there can be no assurance that all such approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose conditions which would materially impair the value of Jefferson, taken as a whole, to HUBCO. If any such condition is imposed, the Merger Agreement permits the Board of Directors of HUBCO to terminate the Merger Agreement.

     No assurance can be given as to when, or if, necessary regulatory approvals will be obtained or the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. In the event that the Merger is not effected on or before June 30, 1995, the Merger Agreement may be terminated by Jefferson or HUBCO, unless the failure of the Merger to be effected is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its agreements set forth in the Merger Agreement at or before the Effective Time.

Conduct of Jefferson's Business Pending the Merger

     The Merger Agreement requires Jefferson to conduct its business and engage in transactions permitted under the Merger Agreement prior to the Effective Time only in the ordinary course of business consistent with prudent banking practices, except as permitted under the Merger Agreement or with the written consent of HUBCO. Under the Merger Agreement, Jefferson has agreed not to take certain actions without the prior written consent of HUBCO or unless permitted by the Merger Agreement, including, among other things, the following: (a) change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Jefferson, or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; (b) grant any severance or termination pay (other than pursuant to policies or contracts of Jefferson in effect on the date of the Merger Agreement and disclosed to HUBCO) to, or enter into or amend any employment or severance agreement with, any of its directors, officers or employees; (c) adopt any new employee benefit plan or arrangement of any type, or award any increase in compensation or benefits to its directors, officers or employees except as set forth under "Interests of Certain Persons in the Merger" and employee increases in the ordinary course of business and consistent with past practices and policies; (d) sell or dispose of any substantial amount of assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies or in response to substantial financial demands upon the business of Jefferson;
(e) make any capital expenditures other than capital expenditures which are either pursuant to binding commitments existing on the date of the Merger Agreement or necessary to maintain existing assets in good repair; (f) file any applications or make any contracts with respect to branching or site location or relocation; (g) agree to acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity; (h) make any material change in its accounting methods or practices, other than changes required in accordance with generally accepted accounting principles; (i) take any action that would result in any of Jefferson's representations or warranties being untrue at the Effective Time in any material respect; (j) change any provision of the Articles of Association or By-laws of Jefferson ; or (k) agree to do any of the foregoing.

     Under the Merger Agreement, Jefferson cannot, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than HUBCO) concerning any merger, sale of shares or sale of substantial assets or liabilities not in the ordinary course of business or similar transactions (an "Acquisition Transaction"); provided, however, that notwithstanding the foregoing, Jefferson may enter into discussions or negotiations or provide any information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of Jefferson, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such discussions or negotiations should be commenced or such information should be furnished. Jefferson has agreed to promptly communicate to HUBCO the terms of any proposal, whether written or oral, which it may receive with respect to any such Acquisition Transaction, and the fact that it is having discussions or negotiations with a third party about an Acquisition Transaction.

Fee in the Event of Another Transaction

         The Merger Agreement provides that if certain events occur, Jefferson or any successor in interest will be obligated to pay HUBCO a termination fee (the "Termination Fee") equal to $250,000, plus any legal fees and expenses incurred by HUBCO in enforcing its right to obtain the Termination Fee.

     The Termination Fee is payable only if all of the following events occur:
First, the Merger Agreement must be terminated by Jefferson as a result of Jefferson's Board's approving an "Acquisition Transaction" (as defined above in "-Conduct of Jefferson's Business Pending the Merger") after determining, upon advice of counsel, that such approval was necessary in the exercise of the Board's fiduciary duties, or by HUBCO because of a material breach by Jefferson of any covenant or by HUBCO or Jefferson as a result of the failure of Jefferson's stockholders to approve the Merger Agreement. Second, prior to the date of termination of the Merger Agreement, Jefferson must be informed of a proposal (which proposal has not been withdrawn) to effect an Acquisition Transaction by a company or person other than HUBCO and its affiliates. Third, within 12 months after the date of termination of the Merger Agreement, Jefferson must have entered into an agreement to engage in an Acquisition Transaction with a person other than HUBCO or Jefferson's Board must have approved an Acquisition Transaction or must have recommended that the shareholders of Jefferson approve or accept any Acquisition Transaction other than pursuant to the Merger Agreement. Finally, an Acquisition Transaction between Jefferson and another person must have closed (the "Acquisition Transaction Closing") within 24 months after the termination of the Merger Agreement. If all of the foregoing occur, then Jefferson or its successor in interest will be obligated to pay the Termination Fee to HUBCO immediately after the Acquisition Transaction Closing.

     The Termination Fee will make it more costly for another party to acquire Jefferson. The obligation of a successor in interest to Jefferson to pay the Termination Fee may be considered a deterrent to other potential acquisitions of control of Jefferson because it is likely to increase the cost of any such acquisition.

Termination, Waiver and Amendment

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Jefferson: (a) by the mutual written consent of HUBCO and Jefferson for any reason; or (b) by either HUBCO or Jefferson (i) if the Merger shall not have been consummated on or before June 30, 1995 (unless the failure to consummate the Merger is due to the failure of the terminating party to perform or observe its covenants under the Merger Agreement) or (ii) if the stockholders of Jefferson fail to approve the Merger Agreement submitted to them for approval in connection with the Merger. The Merger Agreement may also be terminated by HUBCO or Jefferson if any application for regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement is denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority or by HUBCO if any such application is approved with conditions which materially impair the value of Jefferson to HUBCO.

     HUBCO may terminate the Merger Agreement if (a) there shall have been a material adverse change in the business, operations, assets, or financial condition of Jefferson, from that set forth in Jefferson's Call Report for June 30, 1994 or from that set forth in Jefferson's Annual Report to Stockholders for the year ended December 31, 1993; (b) there shall have been any material breach of any representation, warranty, covenant, agreement or obligation of Jefferson under the Merger Agreement which breach shall not have been cured within 30 days after receipt by Jefferson of notice of such breach; or (c) if the Median Pre-Closing Price is less than $12.89. If the Median Pre-Closing Price is less than $12.89, HUBCO will seriously consider exercising its right to terminate the Merger Agreement, rather than consummating the Merger at an increased Exchange Ratio. In making its determination, HUBCO will consider the Exchange Ratio adjustment and any other factors deemed relevant to it at such time. The Merger Agreement may be terminated by Jefferson if (a) there shall be a material adverse change in the business, operations, assets or financial condition of HUBCO and its subsidiaries, taken as a whole, from that set forth in HUBCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 or from that set forth in HUBCO's Annual Report on Form 10-K for the year ended December 31, 1993, (b) there shall have been any material breach of any representation, warranty, covenant, agreement or obligation of HUBCO under the Merger Agreement which breach shall not have been cured within 30 days after receipt by HUBCO of notice of such breach or (c) Jefferson's Board shall have approved an Acquisition Transaction after determining, upon advise of counsel, that such approval was necessary in the exercise of its fiduciary duties under applicable laws.

     Either party may terminate the Merger Agreement if the conditions precedent to its obligations are not satisfied. In general, each party will pay its own costs and expenses incurred in connection with the Merger Agreement, including the Proxy Statement-Prospectus.

     Subject to applicable law, at any time prior to the Effective Time, whether before or after approval of the transactions contemplated by the Merger Agreement by stockholders of Jefferson, the parties may (a) amend the Merger Agreement, (b) extend the time for the performance of any of the obligations or other acts of any party under the Merger Agreement, (c) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or (d) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Notwithstanding these rights, however, after any approval of the Merger by the stockholders of Jefferson, there may not be, without further approval of the Merger Agreement by the stockholders of Jefferson, any amendment of the Merger Agreement which reduces the amount or changes the form of consideration to be delivered to Jefferson stockholders.

Management and Operation of Jefferson Following the Merger

     The Bank will be the surviving bank in the merger transaction contemplated by the Merger Agreement. At the Effective Time, the present Jefferson directors shall resign and the Board of Directors of the surviving bank shall consist of the directors of the Bank.

Interests of Certain Persons in the Merger

     The Merger Agreement obligates HUBCO to indemnify Jefferson's directors, officers, employees and agents against claims raised within six years after the Effective Time with respect to a wide variety of matters relating to Jefferson and/or the Merger. Such indemnification extends to the fullest extent that would have been permitted under any applicable law, Jefferson's Articles of Association or Jefferson's By-laws. HUBCO has also agreed, subject to certain limitations, to provide directors and officers liability insurance for Jefferson's directors and officers for a period of six years after the Effective Time.

     HUBCO has agreed that, to the extent practicable, it will endeavor to retain all Jefferson's existing employees at similar compensation levels and to retain all of Jefferson's current officers in similar positions with the Bank. HUBCO has stated that it intends to make available to all employees and officers of Jefferson that ultimately are employed by the Bank coverage under the benefit plans generally available to HUBCO's employees and officers on the terms and conditions available to the Bank's employees and officers. For purposes of vesting and eligibility under HUBCO's pension and 401(k) plans and for purposes of the Bank's medical, vacation, sick leave and disability plans, Jefferson employees who are employed by the Bank will be given credit for prior service with Jefferson.

     In connection with the execution of the Merger Agreement, HUBCO, the Bank and Joseph J. Greco (Jefferson's President) entered into an employment agreement which provides for Mr. Greco's employment by HUBCO and the Bank for a one year period following the Effective Time at a salary of $110,000 per annum. The employment agreement also provides that Mr. Greco will receive fringe benefits generally provided to executives of HUBCO and the Bank, although he will not be entitled to receive any performance bonus during the one year term of the agreement and incentive awards will be paid only for the amount which exceeds $22,000 in awards. HUBCO, the Bank and Mr. Greco also entered into a bonus agreement pursuant to which HUBCO (or the Bank) will pay Mr. Greco a $50,000 bonus on the earlier of (i) the 90th day after the Effective Time or (ii) the first day following the Effective Time on which Jefferson's general ledger, loan and mortgage accounts, deposit accounts and other accounts presently on Jefferson's computer system have been fully converted to the Bank's computer system (the "Conversion Date"). Mr. Greco will only be entitled to receive the bonus if he remains employed by Jefferson through the Effective Time and is employed thereafter by HUBCO or the Bank through the date the bonus is paid (although he will still be entitled to receive the bonus if he is terminated by HUBCO or the Bank without cause).

     HUBCO and the Bank have also entered into bonus agreements with Carol D'Auria, Jefferson's Chief Financial Officer, and David Hynes, Jefferson's Senior Operations Officer, which provide for the payment of bonuses in the amount of $10,000 to each of these individuals on the earlier of (i) the 90th day after the Effective Time or (ii) the Conversion Date. Ms. D'Auria and Mr. Hynes will be entitled to receive these bonuses only if they remain employed by Jefferson through the Effective Time and are employed thereafter by Hubco or the Bank through the date the bonuses are paid (although they will still be entitled to receive the bonuses if they are terminated by HUBCO or the Bank without cause).

Accounting Treatment of the Merger

     HUBCO expects to account for the Merger under the pooling of interests method of accounting in accordance with generally accepted accounting principles. See "PRO FORMA COMBINED FINANCIAL INFORMATION" and "-Conditions to Consummation of the Merger."

Rights of Dissenting Stockholders

     Stockholders of Jefferson who vote against the proposed Merger at the Meeting or give notice of dissent in writing (addressed to Joseph J. Greco, c/o Jefferson National Bank, 155 Jefferson Street, Passaic, New Jersey 07055) at or prior to the Meeting will be entitled to receive the value of their shares as of the date of the Meeting in cash upon written request made to the Bank in its capacity as the surviving bank (the "Surviving Bank") before the thirtieth
(30th) day after the consummation of the Merger, accompanied by the surrender of their stock certificates. The value of the shares of any dissenting stockholder shall be ascertained in accordance with the applicable provisions of 12 U.S.C. s.214a, by an appraisal made by a committee composed of one person selected by the majority vote of persons exercising such appraisal rights, one person selected by the directors of the Surviving Bank, and one person selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern.

     If the valuation so fixed shall not be satisfactory to a dissenting stockholder who has requested payment, that stockholder may, within five days after receiving notification of the appraisal value, appeal to the OCC, which shall cause a reappraisal to be made which shall be final and binding with respect to the shares of the person appealing the appraisal. If, within 90 days from the consummation of the Merger, for any reason one or more of the above-mentioned appraisers is not selected or such appraisers fail to determine the value of such shares, the OCC shall, upon written request of any interested party, cause an appraisal to be made which shall be final and binding on all parties. The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, shall be paid by the Surviving Bank. Any stockholder of Jefferson who votes against the proposed Merger, or who gives notice in writing at or prior to the Meeting to the presiding officer of that Meeting that he dissents, will be notified in writing of the date of the consummation of the Merger.

     The failure of a dissenting stockholder to vote against the Merger will not constitute a waiver of appraisal rights if the stockholder gives written notice of dissent to Jefferson at or prior to the Meeting. Regardless of whether a stockholder records his or her dissent by voting against the Merger or giving written notice of dissent, a dissenting stockholder must also make written request to the Surviving Bank to receive the value of his or her shares at any time before 30 days after the consummation of the Merger.

     A copy of the relevant portions of 12 U.S.C. s.214a is annexed to this Proxy Statement-Prospectus as Appendix C. Any deviations from such procedures may result in the forfeiture of dissenters' rights. Accordingly, holders of Jefferson Common Stock wishing to dissent from the Merger Agreement are urged to carefully read Appendix C and to consult with their own legal advisors.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma financial information takes into account HUBCO's recently completed acquisition of Washington Bancorp, Inc. (the "Washington Merger") and HUBCO's pending acquisition of Jefferson. The Washington Merger, consummated on July 1, 1994, has been accounted for as a purchase; accordingly, HUBCO's historical financial statements reflect the consolidated results of operations of Washington Bancorp, Inc. ("Washington") solely for periods on and after July 1, 1994. In contrast, the Jefferson Merger is intended to be accounted for as a pooling of interests. Under the pooling of interests method of accounting, HUBCO's consolidated financial statements will be retroactively adjusted after the Merger to combine the results of operations of HUBCO and Jefferson for periods prior to the Effective Time.

     The following unaudited Pro Forma Combined Condensed Balance Sheet of HUBCO and Jefferson at September 30, 1994 gives effect to the Merger as if it had been consummated on that date, based on adjustments described in the accompanying Notes to the Pro Forma Combined Condensed Unaudited Financial Statements (the "Notes"). Inasmuch as the Washington Merger was consummated prior to September 30, 1994, HUBCO's historical balance sheet at September 30, 1994 includes the assets and liabilities of Washington retained by the merged institution at September 30, 1994.

     This Proxy Statement-Prospectus also presents four separate unaudited Pro Forma Combined Condensed Statements of Income, covering (i) the nine months ended September 30, 1994 (the "Interim Pro Forma Statement"), (ii) the year ended December 31, 1993 (the "1993 Pro Forma Statement"), (iii) the year ended December 31, 1992 (the "1992 Pro Forma Statement") and (iv) the year ended December 31, 1991 (the "1991 Pro Forma Statement" and, collectively with the 1992 Pro Forma Statement, the "1991-1992 Pro Forma Statements"). These unaudited Pro Forma Combined Condensed Statements of Income reflect the following:

*    The Interim Pro Forma Statement gives effect to the Washington
     Merger and the Merger as if such transactions had occurred on January 1, 1994. The Interim Pro Forma Statement combines the results of operations of (i) HUBCO for the nine months ended September 30, 1994 (including the results of operations of Washington from July 1, 1994 to September 30, 1994), (ii) Washington for the six months ended June 30, 1994 and (iii) Jefferson for the nine months ended September 30 1994, subject to the adjustments set forth in the Notes.

* The 1993 Pro Forma Statement gives effect to the Washington Merger and the Merger as if such transactions had occurred on January 1, 1993 and combines the results of operations of HUBCO, Washington and Jefferson for the year ended December 31, 1993, subject to the adjustments set forth in the Notes.

* Due to differences in the disclosures applicable to the purchase and pooling of interests methods of accounting, the 1991-1992 Pro Forma Statements give effect to the Merger as if it had occurred on January 1, 1991 and 1992, but do not give effect to the Washington Merger. Thus, the 1991-1992 Pro Forma Statements combine the results of operations of HUBCO and Jefferson for the periods presented, but do not include any information regarding Washington. Any comparison of the 1991-1992 Pro Forma Statements with pro forma data for other periods presented herein should take into account that the 1991-1992 Pro Forma Statements do not reflect Washington's results of operations, while such other pro forma data reflects Washington's results of operations either in Washington's historical financial statements (through June 30, 1994) or in HUBCO's historical financial statements (from July 1, 1994 to September 30, 1994).

     The unaudited pro forma information presented herein has been prepared by HUBCO management based upon the historical financial statements and related notes thereto of HUBCO, Washington and Jefferson included herein or incorporated herein by reference. The unaudited pro forma information should be read in conjunction with such historical financial statements and notes. The Pro Forma Combined Condensed Statements of Income are not necessarily indicative of the results of operations which would have been achieved had the Merger and/or Washington Merger been consummated as of the beginning of such periods for which such data are presented and should not be construed as being representative of future periods.


                     PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 1994
                                                 (Unaudited)



                                                        Historical                           Pro Forma
                                                -------------------------    Pro Forma       Combined
                                                                            Adjustments      HUBCO and
                                                  HUBCO         Jefferson    Jefferson       Jefferson
                                                ----------      ---------   -----------      ----------
                                                                     (In thousands)

Assets:
Cash and due from banks .................       $   56,434       $ 5,039       $   --        $   61,473
Securities ..............................          576,688        24,805       (24,805)(A)      576,688
Securities available for sale ...........           48,254         8,929        23,737 (B)       80,920
Federal funds sold ......................           10,845         5,110           --            15,955
Loans ...................................          661,954        44,695         1,777 (C)      708,426
Allowance for possible loan losses.......          (14,310)       (1,648)         (170)(D)      (16,128)
Premises and equipment ..................           30,836           819           --            31,655
Other real estate .......................            2,874         2,420        (1,607)(E)        3,687
Intangible assets .......................           10,204           --            --            10,204
Other assets ............................           23,033         1,609           336 (F)       24,978
                                                ----------       -------       -------       ----------
     Total assets .......................       $1,406,812       $91,778       $  (732)      $1,497,858
                                                ==========       =======       =======       ==========
Liabilities:
Deposits ................................       $1,236,109       $85,288       $   --        $1,321,397
Short term borrowings ...................           40,271           --            --            40,271
Other  liabilities ......................            6,771           494           --             7,265
                                                ----------       -------       -------       ----------
     Total liabilities ..................        1,283,151        85,782           --         1,368,933
                                                ----------       -------       -------       ----------

Subordinated debentures .................           25,000           --            --            25,000
                                                ----------       -------       -------       ----------
Stockholders' Equity:
Preferred stock .........................           19,147           --            --            19,147
Common stock ............................           18,492         1,357          (262)(G)       19,587
Additional paid-in capital ..............           49,048         1,474           --            50,522
Retained earnings .......................           22,239         3,249           --            25,488
Unrealized holding gain (loss) on
  securities available for sale, net of
  income taxes ..........................              302           (84)         (470)(H)         (252)
Treasury stock ..........................           (9,343)          --            --            (9,343)
Restricted stock awards .................           (1,224)          --            --            (1,224)
                                                ----------       -------       -------       ----------
     Total stockholders' equity .........           98,661         5,996          (732)         103,925
                                                ----------       -------       -------       ----------
     Total liabilities and
        stockholders' equity ............       $1,406,812       $91,778       $  (732)      $1,497,858
                                                ==========       =======       =======       ==========


                  See accompanying notes to pro forma combined
                   condensed unaudited financial statements.

                                              PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                                                                 (Unaudited)
                                                For the nine months ended September 30, 1994

                                                         Washington                                                  Pro Forma
                                                         Historical               Pro Forma                          Combined
                                                         Six Months   Pro Forma   Combined               Pro Forma   HUBCO,
                                             HUBCO       Ended        Adjustments HUBCO and   Jefferson  Adjustments Washington
                                             Historical  June 30,1994 Washington  Washington  Historical Jefferson   and Jefferson
                                             ----------  ------------ ----------- ----------  ---------- ----------- -------------

                                                        (In thousands, except per share amounts)

Interest income:
  Loans ...................................   $35,328     $ 6,728   ($  452)(a)   $41,604     $3,088     $ --        $44,692

  Securities ..............................    23,847       2,220       142 (b)    26,261      1,028       --         27,289
                                                                         53 (c)
                                                                         (1)(d)

  Federal funds sold ......................       366          50        --           416        301       --            717
                                              -------     -------    ------       -------     -------    ----        -------

  Total interest income ...................    59,541       8,998     ( 258)       68,281      4,417       --         72,698
                                              -------     -------    ------       -------     -------    ----        -------
Interest expense:
  Deposits ................................    16,690       3,625       793 (e)    21,108      1,580       --         22,688
  Borrowings ..............................       406          10       430 (f)       846                                846
  Subordinated debt .......................     1,259          --        --         1,259         --       --          1,259
                                              -------     -------    ------       -------     -------    ----        -------
  Total interest expense ..................    18,355       3,635     1,223        23,213      1,580       --         24,793
                                              -------     -------    ------       -------     -------    ----        -------
  Net interest income before provision for
   possible loan losses ...................    41,186       5,363    (1,481)       45,068      2,837       --         47,905

Provision for possible loan losses ........     1,950         825        --         2,775        175      151(I)       3,101
                                              -------     -------    ------       -------     -------    ----        -------
  Net interest income after provision for
    possible loan losses ..................    39,236       4,538    (1,481)       42,293       2,662    (151)        44,804
                                              -------     -------    ------       -------     -------    ----        -------
Non-interest income .......................     7,392         473        --         7,865         378      --          8,243
                                              -------     -------    ------       -------     -------    ----        -------
Operating expenses:
  Salaries and other employee benefits ....    14,509       1,684        --        16,193       1,188      --         17,381
  Occupancy and equipment expense .........     4,402         395        18 (g)     4,815         333      --          5,148
  Other operating expenses ................     8,051       3,470       500 (h)    12,021       1,549    (151)(I)     13,419
                                              -------     -------    ------       -------     -------    ----        -------
  Total operating expenses ................    26,962       5,549       518        33,029       3,070    (151)        35,948
                                              -------     -------    ------       -------     -------    ----        -------
Income (loss) before income taxes .........    19,666        (538)   (1,999)       17,129         (30)     --         17,099

Income tax provision (benefit) ............     7,435        (123)     (760)(i)     6,552          64      --          6,616
                                              -------     -------    ------       -------     -------    ----        -------
Net income (loss)..........................   $12,231       ($415)  ($1,239)      $10,577        ($94)   $ --        $10,483
                                              =======     =======    ======       =======     =======    ====        =======
Income per share (x):
  Primary(y) ..............................     $1.22                               $1.00                              $0.93
  Fully diluted ...........................      1.20                                0.99                               0.93
Book value per common share (x) ...........      8.15                                8.15                               8.18
Dividends per common share (x).............      0.26                                0.26                               0.26
Weighted average number of
  common shares outstanding (x) ...........     9,757                               9,757                             10,373

- -----------
(x) Shares issued and outstanding have been adjusted for the Stock Split.

(y) After reduction of $287 ($.36 per share) of Series A Preferred Stock dividends for the HUBCO historical financial information. After reduction of $861($1.08 per share) of Series A Preferred Stock dividends for the pro forma combined HUBCO and Washington financial information and the pro forma combined HUBCO, Washington and Jefferson financial information.



                  See accompanying notes to pro forma combined
                   condensed unaudited financial statements.

                          PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                                              (Unaudited)
                                 For the year ended December 31, 1993


                                                                                                                     Pro Forma
                                                                                  Pro Forma                          Combined
                                                                      Pro Forma   Combined               Pro Forma   HUBCO,
                                             HUBCO       Washington   Adjustments HUBCO And   Jefferson  Adjustments Washington
                                             Historical  Historical   Washington  Washington  Historical Jefferson   and Jefferson
                                             ----------  ------------ ----------- ----------  ---------- ----------- -------------

                                                        (In thousands, except per share amounts)

Interest income:
  Loans ..................................    $43,546     $14,782    ($  904)(a)  $57,424     $4,896     $ --        $62,320

  Securities .............................     23,442       3,604        285 (b)   27,435        781       --         28,216
                                                                         105 (c)
                                                                          (1)(d)

  Federal funds sold ......................       771         172         --          943        442       --          1,385
                                              -------     -------     ------      -------     -------    ----        -------
  Total interest income ...................    67,759      18,558      ( 515)      85,802      6,119       --         91,921
                                              -------     -------     ------      -------     -------    ----        -------
Interest expense:
  Deposits ................................    20,379       8,795      1,586 (e)   30,760      2,311       --         33,071
  Borrowings ..............................       362          18        861 (f)    1,241         --       --          1,241
                                              -------     -------     ------      -------     -------    ----        -------
  Total interest expense ..................    20,741       8,813      2,447       32,001      2,311       --         34,312
                                              -------     -------     ------      -------     -------    ----        -------
  Net interest income before provision for
   possible loan losses ...................    47,018       9,745     (2,962)      53,801      3,808       --         57,609

Provision for possible loan losses ........     3,600         420         --        4,020      1,156      189(I)       5,365
                                              -------     -------     ------      -------     -------    ----        -------
  Net interest income after provision for
    possible loan losses ..................    43,418       9,325     (2,962)      49,781      2,652     (189)        52,244
                                              -------     -------     ------      -------     -------    ----        -------
Non-interest income .......................     8,606         949         --        9,555        489       --         10,044
                                              -------     -------     ------      -------     -------    ----        -------
Operating expenses:
  Salaries and other employee benefits ....    16,501       3,468         --       19,969      1,469       --         21,438
  Occupancy and equipment expense .........     5,016         797         36 (g)    5,849        412       --          6,261
  Other operating expenses ................     8,454       4,503      1,001 (h)   13,958      2,554     (189)(I)     16,323
                                              -------     -------     ------      -------     -------    ----        -------
  Total operating expenses ................    29,971       8,768      1,037       39,776      4,435     (189)        44,022
                                              -------     -------     ------      -------     -------    ----        -------
Income (loss) before income taxes .........    22,053       1,506     (3,999)      19,560     (1,294)      --         18,266

Income tax provision (benefit) ............     7,851      (1,018)    (1,520)(i)    5,313         62       --          5,375
                                              -------     -------     ------      -------     -------    ----        -------
Net income (loss)..........................   $14,202      $2,524    ($2,479)     $14,247    ($1,356)    $ --        $12,891
                                              =======     =======     ======      =======     =======    ====        =======
Income per share (x):
  Primary(y) ..............................   $  1.37                               $1.26                              $1.07
  Fully diluted ...........................      1.37                                1.23                               1.06
Dividends per common share (x) ............      0.31                                0.31                               0.31
Weighted average number of
  common shares outstanding (x) ...........    10,364                              10,364                             10,979

- -----------
(x) Shares issued and outstanding have been adjusted for the Stock Split.
(y) After reduction of $1,149 ($1.44 per share) of Series A Preferred Stock dividends for the pro forma combined HUBCO and Washington financial information and the pro forma combined HUBCO, Washington and
    Jefferson financial information.


                  See accompanying notes to pro forma combined
                   condensed unaudited financial statements.

                           PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                                              (Unaudited)
                                 For the Year Ended December 31, 1992

                                                                                  Pro Forma
                                                    Historical        Pro Forma   Combined
                                             ------------------------ Adjustments HUBCO and
                                               HUBCO      Jefferson   Jefferson   Jefferson
                                             ----------  ------------ ----------- ----------
                                               (In thousands, except for per share amounts)
Interest income:
  Loans ...................................   $45,406     $ 6,105     $    --     $51,511

  Securities ..............................    20,898         908          --      21,806

  Federal funds sold ......................     1,342         418          --       1,760
                                              -------     -------     -------     -------
  Total interest income ...................    67,646       7,431          --      75,077
                                              -------     -------     -------     -------
Interest expense:
  Deposits ................................    26,094       3,454          --      29,548
  Borrowings ..............................       539          --          --         539
                                              -------     -------     -------     -------
  Total interest expense ..................    26,633       3,454          --      30,087
                                              -------     -------     -------     -------
  Net interest income before provision for
   possible loan losses ...................    41,013       3,977          --      44,990

Provision for possible loan losses ........     4,116       1,718         422 (I)   6,256
                                              -------     -------     -------     -------

  Net interest income after provision for
    possible loan losses ..................    36,897       2,259        (422)     38,734
                                              -------     -------     -------     -------
Non-interest income .......................     7,657         324          --       7,981
                                              -------     -------     -------     -------
Operating expenses:
  Salaries and other employee benefits ....    13,704       1,374          --      15,078
  Occupancy and equipment expense .........     4,942         383          --       5,325
  Other operating expenses ................    15,703       2,125        (422)(I)  17,406
                                              -------     -------     -------     -------
  Total operating expenses ................    34,349       3,882        (422)     37,809
                                              -------     -------     -------     -------
Income (loss) before income taxes .........    10,205      (1,299)         --       8,906

Income tax provision (benefit) ............       564        (181)         --         383
                                              -------     -------     -------     -------
Net income (loss) ........................     $9,641     ($1,118)    $    --      $8,523
                                              =======     =======     =======     =======
Income per share (x):
  Primary .................................     $1.06                              $ 0.87
  Fully diluted ...........................      1.06                                0.87
Dividends per common share (x).............      0.27                                0.27
Weighted average number of
  common shares outstanding (x) ...........     9,136                               9,752

- -----------
(x) Shares issued and outstanding have been adjusted for the Stock Split.

                  See accompanying notes to pro forma combined
                   condensed unaudited financial statements.

                           PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                                              (Unaudited)
                                 For the Year Ended December 31, 1991

                                                                                  Pro Forma
                                                    Historical        Pro Forma   Combined
                                             ------------------------ Adjustments HUBCO and
                                               HUBCO      Jefferson   Jefferson   Jefferson
                                             ----------  ------------ ----------- ----------
                                                  (In thousands, except per share amounts)
Interest income:
  Loans ...................................   $40,061      $7,411      $   --     $47,472

  Securities ..............................    10,801         742          --      11,543


  Federal funds sold ......................       897       1,722          --       2,619
                                              -------     -------     -------     -------

  Total interest income ...................    51,759       9,875          --      61,634
                                              -------     -------     -------     -------
Interest expense:
  Deposits ................................    24,410       5,988          --      30,398
  Borrowings ..............................       877          --          --         877
                                              -------     -------     -------     -------
  Total interest expense ..................    25,287       5,988          --      31,275
                                              -------     -------     -------     -------
  Net interest income before provision for
   possible loan losses ...................    26,472       3,887          --      30,359

Provision for possible loan losses ........     2,312         580          --(I)    2,892
                                              -------     -------     -------     -------

  Net interest income after provision for
    possible loan losses ..................    24,160       3,307          --      27,467
                                              -------     -------     -------     -------
Non-interest income .......................     5,471         309          --       5,780
                                              -------     -------     -------     -------
Operating expenses:
  Salaries and other employee benefits ....    11,290       1,374          --      12,664
  Occupancy and equipment expense .........     4,111         482          --       4,593
  Other operating expenses ................     6,873       1,252          --(I)    8,125
                                              -------     -------     -------     -------
  Total operating expenses ................    22,274       3,108          --      25,382
                                              -------     -------     -------     -------
Income before income taxes ................     7,357         508          --       7,865

Income tax provision.......................     2,336          93          --       2,429
                                              -------     -------     -------     -------
  Net income ..............................    $5,021     $   415      $   --      $5,436
                                              =======     =======     =======     =======
Income per share (x):
  Primary .................................     $0.68                               $0.68
  Fully diluted ...........................      0.68                                0.68
Dividends per common share (x).............      0.22                                0.22
Weighted average number of
  common shares outstanding (x) ...........     7,432                               8,047

- -----------
(x) Shares issued and outstanding have been adjusted for the Stock Split.

                  See accompanying notes to pro forma combined
                   condensed unaudited financial statements.

                     NOTES TO PRO FORMA COMBINED CONDENSED
                         UNAUDITED FINANCIAL STATEMENTS
                    (In thousands, except per share amounts)

 1) The following is a summary of the adjustments required to the pro forma combined condensed statements of income of HUBCO and Washington assuming the adjustments were made as of the beginning of the periods presented:

    (a) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the premium on the loan portfolio over 4.6 years.
    (b) To record the amortization on a straight line basis (which is not materially different than the level yield basis) of the discount on the investment portfolio over its estimated life of 1.6 years.
    (c) To reflect an increase of interest income from the proceeds of Washington stock options at 6.25%.
    (d) To reflect a loss of interest income for the use of funds for acquisition expenses at 6.25%.
    (e) To record the amortization of the premium on deposits.
    (f) To reflect an increase in the cost of funds for cash payments to Washington shareholders at 4.50%.
    (g) To reflect an increase in depreciation expense reflecting the net increase in carrying value of premises and equipment.
    (h) To reflect the increase in expense from the amortization of cost over fair value of the Washington Merger based on a 5 year life.
    (i) To reflect the anticipated tax benefit on the pro forma adjustments.

The following summarizes the acquisition of Jefferson by HUBCO in a pooling of interests transaction as reflected in the accompanying pro forma combined condensed financial statements:

 2) Securities
    Transfer of Jefferson's "Held to
    Maturity" portfolio to HUBCO's
    "Available for Sale" portfolio........       $(24,805)(A)
                                                 ========
 3) Securities Available for Sale
    Transfer of Jefferson's "Held to
    Maturity" portfolio to HUBCO's
    "Available for Sale" portfolio........       $ 24,805
    To record the mark-to-market on
    Jefferson's "Held to Maturity" portfolio
    transferred to HUBCO's "Available
    for Sale" portfolio...................           (800)
    To eliminate Jefferson's shares
    currently owned by HUBCO..............           (268)
                                                 --------
                                                 $ 23,737 (B)
                                                 ========
 4) Loans
    To reclassify Jefferson's
    in-substance foreclosures to loans to
    conform to HUBCO's implementation of
    Statement of Financial Accounting
    Standards No. 114, "Accounting by
    Creditors for Impairment of a Loan"
    ("SFAS 114")..........................       $  1,777 (C)
                                                 ========
 5) Allowance for Possible Loan Losses
    To reclassify Jefferson's valuation
    allowance on in-substance
    foreclosures to the allowance for
    possible loan losses to conform to
    HUBCO's implementation of SFAS 114....       $  (170)(D)
                                                 =======
 6) Other Real Estate
    To reclassify Jefferson's
    in-substance foreclosures to loans to
    conform to HUBCO's implementation of
    SFAS 114..............................       $(1,777)

    To reclassify Jefferson's valuation
    allowance on in-substance foreclosures
    to the allowance for possible loan
    losses to conform to HUBCO's
    implementation of SFAS 114............           170
                                                 -------
                                                 $(1,607)(E)
                                                 =======
 7) Other Assets
    To record the deferred tax adjustment
    relating to the mark-to-market on
    the Jefferson "Held to Maturity"
    portfolio transferred to HUBCO's

    "Available for Sale" portfolio........       $   304
    To record the deferred tax adjustment
    related to the unrealized holding
    loss on the Jefferson "Available
    for Sale" portfolio transferred to
    HUBCO's "Available for Sale"
    portfolio.............................            32
                                                 -------
                                                 $   336 (F)
                                                 =======
 8) Common Stock
    Retirement of Jefferson's outstanding
    common stock..........................       $(1,357)
    Issuance of 615,339 shares of HUBCO
    Common Stock with a stated value of
    $1.78 per share.......................         1,095
                                                 -------
                                                  $ (262)(G)
                                                 =======
 9) Unrealized Holding Gain (Loss) on
    Securities Available for Sale
    Eliminate unrealized holding gain
    on Jefferson Common Stock held
    by HUBCO .............................       $    (6)
    To adjust the unrealized holding
    loss on the Jefferson "Available for
    Sale" portfolio for the related
    deferred taxes resulting from the
    transfer to HUBCO's "Available for
    Sale" portfolio.......................            32
    To record the unrealized holding loss,
    net of the related deferred tax
    adjustment on the transfer of the
    Jefferson "Held to Maturity" portfolio
    to HUBCO's "Available for Sale"
    portfolio ............................          (496)
                                                 -------
                                                 $  (470)(H)
                                                 =======



10) Other Real Estate
    The Pro Forma Combined Condensed
    Statements of Income for the nine
    months ended September 30, 1994
    and for the years ended December
    31, 1993, 1992 and 1991 have been
    adjusted to reclassify Jefferson's
    ORE valuation reserves on
    in-substance foreclosures to HUBCO's
    provision for possible loan losses to
    conform to HUBCO's implementation of
    SFAS 114. Accordingly, the provision
    for possible loan losses has been
    increased and other operating
    expenses decreased by $151, $189,
    $422 and $0, respectively.                           (I)



11) Shopper's Charge Account Transaction
    On December 7, 1994, the Bank
    acquired Shopper's Charge Accounts
    Co. ("Shoppers") for approximately
    $16.3 million in cash in a
    transaction accounted for under the
    purchase method of accounting.
    Accordingly, the Bank recorded
    approximately $63.4 million in assets
    and $46.9 million in liabilities. The
    difference reflects the stockholders'
    equity of Shoppers of $13.2 million
    and the tax impacted purchase
    accounting adjustments of $3.3
    million. HUBCO estimates that no
    goodwill will arise from the
    transaction and that the acquisition
    of Shoppers will not have a material
    effect on the financial condition or
    results of operations of HUBCO as of
    and for the year ended December 31,
    1994.

                             BUSINESS OF JEFFERSON

General

     At September 30, 1994, Jefferson had assets, deposits and stockholders' equity of $91.8 million, $85.3 million, and $6.0 million, respectively.

     Jefferson National Bank was organized in 1970 as a national banking association. Jefferson is a commercial bank, the deposits of which are insured by the FDIC. Jefferson offers a variety of consumer and commercial services. Its four branch offices are located in Passaic County, New Jersey.

Commercial Bank Services

     Jefferson offers lending, depository, and related financial services to individuals and small-to medium-sized businesses in its northern New Jersey market area. In the lending area, these services include short and medium term loans, lines of credit, letters of credit, inventory and accounts receivable financing, real estate construction loans and mortgage loans. Depository products include: demand deposits, savings accounts and time accounts. In addition, Jefferson offers collection, wire transfer and night depository services.

Consumer Banking

     Jefferson's consumer banking services include checking accounts, savings accounts, NOW accounts, money market accounts, certificates of deposit, secured and unsecured loans, consumer installment loans, mortgage loans, safe deposit services and travelers' checks.

Competition

     Jefferson operates in a highly competitive market environment within northern New Jersey. Several major New Jersey and out-of-state multi-bank holding companies, large independent banks and large thrift holding companies operate within Jefferson's market area. These larger institutions have substantially greater lending capacities and typically offer services which Jefferson does not offer.

     In recent years, the financial services industry has expanded rapidly as barriers to competition within the industry have become less significant. Within the banking field, banks must compete not only with other banks and traditional financial institutions, but also with other business corporations that deliver financial services.

Employees

     At September 30, 1994, there were 50 persons employed by Jefferson on a full time equivalent basis. Management considers relations with employees to be satisfactory.

Properties

     Jefferson owns its offices at 155 Jefferson Street, Passaic, 985 Paulison Avenue, Clifton and 309 Lakeview Avenue, Clifton and leases its offices at 391 Broad Street, Clifton. Jefferson has an option to purchase the Broad Street, Clifton property and intends to exercise such option. During the year ended December 31, 1993, rental expense relating to such lease aggregated $36,000.

Supervision and Regulation

     Jefferson is a national banking association subject to supervision and examination by the OCC. In addition to banking laws and regulations, Jefferson is subject to various other laws and regulations, all of which directly or indirectly affect Jefferson's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect Jefferson.

     Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on Jefferson are difficult to determine.

     The operations of Jefferson are subject to requirements and restrictions under federal law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted, limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of Jefferson. Approval of the OCC is required for branching, for bank mergers in which the continuing bank is a national bank and in connection with certain fundamental corporate changes affecting Jefferson.

     Provisions of federal banking law restrict the amount of distributions that can be paid by Jefferson. In addition to the restrictions imposed on Jefferson by its Consent Order, prior approval of the OCC is required if dividends declared by Jefferson in any calendar year will exceed its net profits (as defined) for that year, combined with its retained net profits for the preceding two years.

     The OCC also has authority to prohibit payment of a dividend if such payment constitutes, in the agency's opinion, an unsafe or unsound practice. In addition, the ability of Jefferson to pay dividends is affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), as described below. The rights of Jefferson, its stockholders and its creditors to participate in any distribution of the assets or earnings of Jefferson is further subject to the prior claims of creditors of Jefferson.

     FDICIA requires the federal banking agencies to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. Among other things, FDICIA requires a bank which does not meet any one of the capital requirements set by its regulators to submit a capital restoration plan for improving the capital. In addition, FDICIA prohibits a bank from making a capital distribution if its fails to meet capital requirements. Critically undercapitalized banks (which are defined to include banks which still have a positive net worth) are generally subject to the mandatory appointment of a receiver in conservation.



     The deposits of Jefferson are insured up to applicable limits by the FDIC. Accordingly, Jefferson is subject to deposit insurance assessments to maintain the Bank Insurance Fund. Pursuant to FDICIA, the FDIC established a risk-based insurance assessment system. This approach is designed to ensure that a banking institution's insurance assessment is based on three factors: the probability that the applicable insurance fund will incur a loss from the institution; the likely amount of the loss; and the revenue needs of the insurance fund. Under the FDIC's risk related premium assessment system, assessment rates currently range from .23% of domestic deposits (the same rate as under the previous flat-rate system) for those banks deemed to pose the least risk to the insurance fund, to .31% for those banks deemed to pose the greatest risk (with intermediate rates of .26%, .29% and .30%).



Consent Order

     The Consent Order, which was issued in December 1992, provides, among other things, that Jefferson (i) must take continuing action to protect its interest with respect to criticized assets, (ii) must adopt and follow policies concerning non-accrual loans and provide quarterly audits of loan accruals,
(iii) must adopt and follow policies concerning renewals of extension of credit, loan administration, ORE and the internal loan review system, (iv) must evaluate the adequacy of its allowance for possible loan losses on a quarterly basis, (v) must maintain a minimum Tier 1 capital at least equal to 10% of risk-weighted assets and at least equal to 6% of adjusted total assets, (vi) cannot declare a dividend without the prior written approval of the OCC and (vii) must adopt and adhere to a capital and strategic plan.



     Jefferson believes it is in substantial, but not full, compliance with the Consent Order. The areas in which Jefferson is not in full compliance are those sections of the Consent Order which address the internal loan review process and the methodology used in the establishment of Jefferson's allowance for loan losses.

Legal Proceedings

     Jefferson is involved in legal proceedings from time to time, ordinarily in connection with loan collection matters. At present, Jefferson is in a dispute with one vendor regarding that vendor's claim for termination fees upon consummation of the Merger. Such dispute may result in the commencement of legal proceedings, the outcome of which cannot presently be predicted. For information regarding the impact of that dispute under the Merger Agreement, see "THE MERGER--Conversion of Jefferson's Shares."

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF JEFFERSON'S
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Jefferson's financial condition and results of operations should be read in conjunction with Jefferson's financial statements and the accompanying notes presented elsewhere herein. See "INDEX TO JEFFERSON'S FINANCIAL STATEMENTS."

Results of Operations

     Summary

     Jefferson has been able to operate at profitable levels through much of its history. However, weaknesses in the local real estate market and a softening of the New Jersey economy have led to a dramatic decrease in the value of collateral held by many New Jersey financial institutions, including Jefferson, and other difficulties. Such weaknesses resulted in loan defaults and foreclosure proceedings with respect to several of Jefferson's substantial loans and generally produced a significant increase in Jefferson's non-performing assets. As a result, it has been necessary for Jefferson to add substantial amounts to its allowance for possible loan losses and to incur substantial expenses relating to property that has been foreclosed or is subject to the foreclosure process. These factors, among others, caused Jefferson to record substantial net losses in 1992 and 1993 and materially reduced Jefferson's capital base.

     Net Interest Income

     Net interest income is the largest component of Jefferson's operating income. The following tables reflect the components of net interest income, setting forth, for the nine months ended September 30, 1994 and 1993 and for each of the years in the three year period ended December 31, 1993, (i) average assets, liabilities and shareholders' equity, (ii) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) Jefferson's net interest spread (i.e., the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities), (v) the net interest margin or net yield on interest-earning assets (i.e., net interest income as a percentage of interest-earning assets) and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities. Given the relatively small amount of tax-exempt income typically earned by Jefferson, no tax equivalent adjustments have been made to the following tables or to any of the other data presented in this Proxy Statement-Prospectus with respect to Jefferson.


                                                                   Nine Months Ended September 30,
                                             --------------------------------------------------------------------------
                                                              1994                                  1993
                                             -----------------------------------    -----------------------------------
                                                            Interest    Average                   Interest     Average
                                             Average        Income/     Interest    Average        Income/     Interest
                                             Balance       Expense(1)    Rate(2)    Balance       Expense(1)    Rate(2)
                                             -------       ----------   --------    -------       ----------   --------
                                                                       (Dollars in thousands)
ASSETS:
Interest-Earning Assets:
  Loans (net of unearned income)(3) ....     $46,785         $3,088       8.78%      $54,711        $3,807       9.25%
  Taxable  securities ..................      30,852          1,028       4.43        19,976           471       3.14
  Tax-exempt securities ................         --             --         --          2,360            53       2.99
  Interest-bearing deposits ............         153              4       3.40           363             8       2.93
  Federal funds sold ...................      10,949            297       3.61        15,240           329       2.87
                                             -------         ------                  -------        ------       ----
  Total interest-earning assets ........      88,739          4,417       6.62        92,650         4,668       6.70
                                             -------         ------       ----       -------        ------       ----
Allowance for possible loan losses .....      (1,710)                                 (1,870)

Noninterest-earning assets .............       9,624                                   8,309
                                             -------                                 -------
  Total assets .........................     $96,653                                 $99,089
                                             =======                                 =======
LIABILITIES AND SHAREHOLDERS' EQUITY:

Demand deposits ........................     $11,279                                 $10,627
                                             -------                                 -------
Interest-Bearing Liabilities:
  Demand deposits ......................      20,302            327       2.14        18,769           331       2.35
  Savings deposits .....................      28,280            541       2.54        27,466           555       2.69
  Time deposits ........................      30,253            712       3.13        34,803           867       3.31
                                             -------         ------                  -------
    Total interest-bearing liabilities..      78,835          1,580       2.67        81,038         1,753       2.87
                                             -------         ------       ----       -------        ------       ----
    Total deposits .....................      90,114                                  91,665
                                             -------                                 -------
Other liabilities ......................         417                                     206
Shareholders' equity ...................       6,122                                   7,218
                                             -------                                 -------
    Total liabilities and shareholders'
     equity ............................     $96,653                                 $99,089
                                             =======                                 =======
Net interest income; net
  interest spread ......................                     $2,837       3.95%                     $2,915       3.83%
                                                             ======     ======                      ======     ======
Net yield on interest-earning assets ...                                  4.25%                                  4.18%
                                                                        ======                                 ======
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities ..........................                                112.56%                                114.33%
                                                                        ======                                 ======

- ----------
(1) Includes loan fees, which are not material.
(2) Percentages have been annualized for purposes of comparability with year-end data.
(3) Includes non-accruing loans, which has the effect of reducing the average rates earned on Jefferson's loan portfolio.


                                                                     Year Ended December 31,
                                ----------------------------------------------------------------------------------------------------
                                            1993                              1992                           1991
                                ------------------------------   --------------------------------  ---------------------------------
                                          Interest     Average              Interest     Average            Interest     Average
                                 Average   Income/    Interest   Average     Income/     Interest  Average   Income/    Interest
                                 Balance  Expense(1)    Rate     Balance    Expense(1)     Rate    Balance  Expense(1)    Rate
                                --------  ----------  --------   -------    ----------   --------  -------  ----------  ---------
                                                                      (Dollars in thousands)
ASSETS:
Interest-Earning Assets:
   Loans (net of
     unearned income)(2) ....    $53,396   $4,896      9.17%    $ 63,994     $6,105        9.54%  $ 65,628   $7,411       11.29%
   Taxable securities .......     20,061      727      3.62       16,735        678        4.05      5,413      331        6.11
   Tax-exempt securities ....      1,770       53      2.99        5,868        230        3.92      7,545      411        5.45
   Interest-bearing deposits         333        9      2.70          271          8        2.95        815       23        2.82
   Federal funds sold .......     15,007      434      2.89       11,952        410        3.43     29,800    1,699        5.70
                                 -------   ------               --------     ------                -------   ------
     Total interest-earning
     assets..................     90,567    6,119      6.76       98,820      7,431        7.52    109,201    9,875        9.04
                                 -------   ------      ----     --------     ------        ----   --------   ------       -----
Allowance for possible
   loan losses...............     (1,832)                         (1,517)                             (943)
Noninterest-earning assets ..      9,479                           8,994                             7,337
                                 -------                        --------                          --------
   Total assets..............    $98,214                        $106,297                          $115,595
                                 =======                        ========                          ========
LIABILITIES AND
SHAREHOLDERS' EQUITY:
Demand deposits..............    $ 9,805                        $  9,994                          $  9,203
                                 -------                        --------                          --------
Interest-Bearing
   Liabilities:
   Demand deposits ..........      19,048      443     2.33       18,530        588        3.17     18,766      928        4.95
   Savings deposits .........      27,396      743     2.71       24,643        869        3.53     19,375      998        5.15
   Time deposits.............      33,988    1,125     3.31       43,077      1,997        4.64     59,202    4,062        6.86
                                  -------   ------              --------     ------               --------   ------
     Total interest-bearing
          liabilities .......      80,432    2,311     2.87       86,250      3,454        4.00     97,343    5,988        6.15
                                  -------   ------     ----     --------     ------        ----   --------   ------       -----
     Total deposits .........      90,237                         96,244                           106,546
                                  -------                       --------                          --------
Other liabilities ...........         759                          1,645                               671
                                  -------                       --------                          --------
Shareholders' equity ........       7,218                          8,408                             8,378
                                  -------                       --------                          --------
   Total liabilities and
      shareholders' equity ..     $98,214                       $106,297                          $115,595
                                  =======                       ========                          ========
Net interest income;
   net interest spread ......               $3,808     3.89%                 $3,977         3.52%            $3,887        2.89%
                                            ======     ====                  ======         ====             ======        ====
Net yield on interest-
   earning assets............                          4.20%                                4.02%                          3.56%
                                                       ====                                 ====                           ====
Ratio of average
   interest-earning assets to
   average interest-bearing
   liabilities...............                        112.60%                              114.57%                        112.18%
                                                     ======                               ======                         ======

- --------------
(1) Includes loan fees, which are not material.
(2) Includes non-accruing loans, which has the effect of reducing the average rates earned on Jefferson's loan portfolio.

     The following table demonstrates the relative impact on net interest income of changes in the volume of interest-earning assets and interest-bearing liabilities and of changes in rates earned and paid by Jefferson on such assets and liabilities. Changes attributable to the interactive effects of volume and rate (mix variance) have been allocated equally to changes due to volume and rate. Dollar amounts are in thousands of dollars.


                                   Nine Months Ended
                                  September 30, 1994
                               Compared with Nine Months
                               Ended September 30, 1993          1993 Compared with 1992           1992 Compared with 1991
                              ---------------------------     ------------------------------  ---------------------------------
                                       Increase (Decrease)              Increase (Decrease)                Increase (Decrease)
                                       Due to  Change in                 Due to Change in                   Due to Change in
                                       -----------------               --------------------                ------------------
                               Total   Average   Average      Total     Average   Average      Total       Average    Average
                               Change   Volume    Rate        Change     Volume     Rate       Change      Volume      Rate

Interest income:
    Loans (net of
       unearned income)......  $(719)   $(555)   $(164)      $(1,209)   $(1,002)   $(207)     $(1,306)     $(169)     $(1,137)
    Taxable securities.......    557      364      193            50        127      (77)         381        631         (250)
    Tax-exempt securities ...    (53)     (27)     (26)         (178)      (143)     (35)        (199)       (87)        (112)
    Interest-bearing
       deposits .............     (4)      (5)       1             1          2       (1)         (16)       (17)           1
    Federal funds sold.......    (32)    (105)      73            24         97      (73)      (1,304)      (824)        (480)
                               -----    -----    -----       -------    -------    -----      -------      -----       ------
    Total interest
       earning assets .......   (251)    (328)      77        (1,312)      (919)    (393)      (2,444)      (466)      (1,978)
                               -----    -----    -----       -------    -------    -----      -------      -----       ------

Interest expense:
    Demand deposits..........     (4)      26      (30)         (145)        14     (159)        (340)       (10)        (330)
    Savings deposits.........    (14)      16      (30)         (126)        86     (212)        (129)       229         (358)
    Time deposits............   (155)    (110)     (45)         (872)      (361)    (511)      (2,065)      (927)      (1,138)
                               -----    -----    -----       -------    -------    -----      -------      -----       ------
    Total interest
       bearing liabilities ..   (173)     (68)    (105)       (1,143)      (261)    (882)      (2,534)      (708)      (1,826)
                               -----    -----    -----       -------    -------    -----      -------      -----       ------
Net change in interest
   income ...................  $ (78)   $(260)   $ 182       $  (169)   $  (658)   $ 489       $   90      $ 242      $  (152)
                               =====    =====    =====       =======    =======    =====      =======      =====      =======


     Jefferson's net interest income has shown little, if any, positive improvement in recent periods. After increasing by only $90,000 from 1991 to 1992, net interest income declined by $169,000 from 1992 to 1993 and by $78,000 from the first nine months of 1993 to the first nine months of 1994. The impact of non-accrual loans on net interest income has been substantial. Had Jefferson's non-accrual loans at each period-end continued to pay interest at their original contract rates, interest income would have increased by $415,000 in 1992, $528,000 in 1993 and $407,000 during the first nine months of 1994. The actual amounts of income recognized on these loans was not significant.

     During the periods presented herein, as a result of the impact of problem loans, Jefferson has found it necessary to reduce its asset size in order to assure that its existing capital base conforms to capital ratio requirements imposed pursuant to the Consent Order and federal banking law. In 1992, Jefferson effected this reduction in asset size principally by reducing its reliance on federal funds sold, the average volume of this relatively low yielding interest-earning asset declining from $29.8 million in 1991 to $12.0 million in 1992. This reduction was effected at the same time that depositors were moving their funds out of more expensive time deposits into shorter term deposit products at Jefferson and into other investment vehicles outside of Jefferson. The resulting decrease in the average volume of funding sources enabled Jefferson to record the above-mentioned $90,000 increase in net interest income in 1992, notwithstanding a substantial reduction in interest income resulting primarily from a decline in yields on Jefferson's interest-earning assets.

     During 1993, a $10.6 million decrease in average loan volume adversely affected Jefferson's interest income and net interest income. That decrease was primarily attributable to the weaknesses in the local real estate market, which led to substantial charge-offs for Jefferson, necessitated the reduction in Jefferson's asset size and produced relatively few quality loan originations. These factors were offset in part by the reduction in funding costs resulting from the declining rate environment and the continuing migration of deposits into shorter-term, less costly sources of funds.

     The trends evident in 1993 have continued during the first nine months of 1994. The $78,000 decrease in net interest income in 1994 is attributable primarily to a $7.9 million decrease in average loan volume, reflecting intentional shrinkage of Jefferson's asset size and a lack of quality loan demand.

     During the periods presented herein, Jefferson has been able to attain improving net interest spreads and net interest margins, primarily as a result of (i) the fixed rate nature of a substantial portion of Jefferson's loan portfolio, (ii) the declining interest rate environment in periods prior to 1994 and (ii) the relatively increased contribution of non-interest-bearing funding sources, which have remained stable (other than the decline in average shareholders' equity) while average interest-earning assets have declined. As noted elsewhere herein, the fixed rate nature of a substantial portion of Jefferson's loan portfolio can be expected to adversely affect net interest income to the extent that current market rates of interest continue to increase.

   Provision for Possible Loan Losses

     Management of Jefferson performs an ongoing review of the adequacy of the allowance for possible loan losses in connection with its review of the loan portfolio. The review of the allowance includes an evaluation of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, industry experience, collateral value and current economic conditions. The allowance is reduced by charge-offs and increased by recoveries on charged-off loans and charges against earnings referred to as "provisions for possible loan losses". The substantial deterioration in the local real estate market and the weakening of general economic conditions have led to historically high provisions for possible loan losses in recent years:
Jefferson's provisions were $0.6 million in 1991, $1.7 million in 1992 and $1.2 million in 1993. Management has been able to reduce the provision for possible loan losses to $175 thousand during the first nine months of 1994.

   Other Income

     The following table reflects the components of other (i.e., non-interest) income for the nine months ended September 30, 1994 and 1993, and for each of the past three years:

                               Nine Months Ended
                                 September 30,        Years Ended December 31,
                               -----------------     --------------------------
                                                 (In thousands)
                                1994       1993       1993       1992       1991

Fees, commissions
   and certain charges .......  $288       $228       $313       $241       $211
Other ........................    90        151        176         83         98
                                ----       ----       ----       ----       ----
   Total .....................  $378       $379       $489       $324       $309
                                ====       ====       ====       ====       ====

     The improvement in Jefferson's fee and service charge income during 1993 and the first nine months of 1994 reflects a restructuring of Jefferson's fee structure implemented during 1993. Other non-interest income includes the settlement of a bond claim resulting in $84.5 thousand of additional income during the first nine months of 1993.

   Other Expenses

     The following table reflects the components of other (i.e., non-interest) expenses for the nine months ended September 30, 1994 and 1993, and for each of the past three years:

                                   Nine Months Ended
                                     September 30,     Years Ended December 31,
                                   -----------------   -------------------------
                                     1994     1993      1993     1992     1991
                                                  (In thousands)

Salaries and employee benefits....  $1,188   $1,082    $1,469   $1,374   $1,374
Occupancy, furniture and
  equipment ......................     333      312       412      383      433
Other real estate expenses:
  Cost of operations .............     169      122       243       65       29
  Valuation adjustments ..........     263      310       555      538       79
Other ............................   1,117    1,111     1,756    1,522    1,193
                                    ------   ------    ------   ------   ------
  Total ..........................  $3,070   $2,937    $4,435   $3,882   $3,108
                                    ======   ======    ======   ======   ======


     The increase in salaries and employee benefits during 1993 and the first nine months of 1994 is primarily attributable to Jefferson's hiring senior personnel (including its current President) to assist it in responding to the Consent Order and the problems resulting from the weakened real estate market. Those problems also produced historically high expenses relating to Jefferson's "other real estate" (i.e., real estate which has either been foreclosed or is in substance foreclosed). Such expenses include both the actual expenses of operating ORE properties (which increased 273% from 1992 to 1993) and charges to earnings that must be taken as valuation adjustments (which increased 581% from 1991 to 1992) in recognition of market value declines.

     For information regarding the increases in "other" non-interest expenses, see Note 10 of the Notes to Jefferson's Financial Statements. A substantial portion of the increase in such expenses from 1991 to 1993 is attributable to professional fees associated with Jefferson's efforts to respond to problem loan situations and property taxes on non-accrual loans.

   Income Taxes

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (Statement 109). Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective January 1, 1993, Jefferson adopted Statement 109. Prior years' financial statements were not restated to comply with Statement 109. The effects of adopting Statement 109 in 1993 have not been significant.

     Jefferson has recorded provisions for income taxes of $93,000, $62,000 and $64,000, respectively, for 1991, 1993 and the first nine months of 1994 and recognized a tax benefit of $181,000 in 1992. In October 1994, Jefferson received cash refunds aggregating $431,000 resulting from Federal income tax carryback claims relating to 1990, 1991 and 1992. At September 30, 1994, Jefferson had a net operating loss carryforward of approximately $95,000 for tax purposes, expiring in varying amounts through 2008.

     For further information regarding tax matters, see Note 8 of the Notes to Jefferson's Financial Statements.

Financial Condition

   Interest Rate Sensitivity

     Jefferson analyzes its interest sensitivity position to manage the risks associated with interest rate movements through the use of "gap analysis." Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given period. Gap analysis is an approach used to quantify these differences. A "positive" gap results when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities within a given period. A "negative" gap results when interest-sensitive liabilities exceed interest-sensitive assets within a given period.

     The following table illustrates Jefferson's interest rate gap position as of September 30, 1994. At that date, Jefferson had a cumulative negative gap on a 30-day, 90-day, 180-day, and one year basis.


                                                        Assets and Liabilities Maturing-Repricing in:
                                             1-30         31-90        91-180        181-365
                                             Days          Days         Days          Days        Over 1 Year      Total
                                                                             (In thousands)
Interest-Earning Assets:
    Investment securities held
      to maturity ......................  $   --        $  2,089      $    995      $  5,999      $ 15,723      $ 24,806
    Securities available
      for sale .........................     2,997         1,001          --           5,015          --           9,013
    Interest-bearing deposits ..........        45          --            --            --            --              45
    Federal funds sold .................     5,110          --            --            --            --           5,110
    Installment loans ..................       110           147           210           377         1,605         2,449
    Mortgage loans .....................       901           308           778           947        22,649        25,583
    Commercial loans ...................     5,881           439            33            18         5,761        12,132
                                          --------      --------      --------      --------      --------      --------
        Total ..........................    15,044         3,984         2,016        12,356        45,738        79,138
                                          --------      --------      --------      --------      --------      --------
Interest-Bearing Liabilities:
    Demand deposits ....................    28,696          --            --            --            --          28,696
    Savings deposits ...................    28,534          --            --            --            --          28,534
    Time deposits ......................     4,986         7,088        10,556         3,998          --          26,628
                                          --------      --------      --------      --------                    --------
       Total ...........................  $ 62,216      $  7,088      $ 10,556      $  3,998          --        $ 83,858
                                          ========      ========      ========      ========      ========      ========
Period gap .............................  $(47,172)     $ (3,104)     $ (8,540)     $  8,358      $ 45,738      $ (4,720)
Cumulative gap .........................  $(47,172)     $(50,276)     $(58,816)     $(50,458)     $ (4,720)



For many reasons, an interest sensitivity table is not a complete picture of the possible effect of interest rate changes on Jefferson's net interest income. First, changes in the general level of interest rates will not affect all categories of assets and liabilities equally or simultaneously. Second, the table represents a one-day position; variations occur daily as Jefferson adjusts its interest sensitivity throughout the year. Third, assumptions must be made to construct such a table. For example, there are several savings products categorized as interest sensitive in the 30 day interval; however, they may be adjusted less frequently than changes in the leading rate indicators. Fourth, the re-pricing distribution of interest-sensitive assets may not be indicative of the liquidity of those assets. Finally, since this table is based on contractual maturities, it does not include estimates of early principal payments on mortgage and installment loans.

     In general, the net interest income of a financial institution will be benefited if the institution has a negative gap during periods of declining interest rates and a positive gap during periods of increasing interest rates. Likewise, net interest income generally will be adversely affected if a financial institution has a positive gap during periods of declining interest rates or a negative gap during periods of increasing interest rates. Jefferson's negative gap, which is attributable in part to the predominance of long-term mortgage products, can be expected to adversely affect its net interest income in the future if the current trend of increasing market rates of interest continues.

     The following table sets forth certain categories of loans as of September 30, 1994 in terms of maturity and interest rate sensitivity:

                                             Within             1 to 5              After 5
                                             1 Year              Years               Years                Total
                                           ----------           --------------------------------------------------
                                                                       (In thousands)
Commercial loans....................        $ 6,434             $ 7,112               $118              $13,664
Real estate loans...................          4,788              23,423                371               28,582
Installment loans...................            844               1,538                 67                2,449
                                            -------             -------               ----              -------
     Total..........................        $12,066             $32,073               $556              $44,695
                                            =======             =======               ====              =======

Loans with predetermined rates .....        $ 6,770             $31,041               $483              $38,294
Loans with floating rates ..........          5,296               1,032                 73                6,401
                                            -------             -------               ----              -------
     Total..........................        $12,066             $32,073               $556              $44,695
                                            =======             =======               ====              =======


Liquidity and Funding

     Cash and cash equivalents are Jefferson's most liquid assets. At September 30,1994, cash and cash equivalents totaled $10.2 million, as compared with $18.2 million at December 31, 1993. The bulk of this decrease resulted from net purchases of securities in the amount of $10.0 million and a $2.8 million net decrease in deposits, partially offset by a $3.7 million net decrease in loans.

     The following table provides information concerning deposit categories which were in excess of 10% of average total deposits.

                                                   Nine Months Ended       Year Ended            Year Ended
                                                     September 30,        December 31,          December 31,
                                                   -----------------      ------------          ------------
                                                         1994                 1993                  1992
                                                         ----                 ----                  ----
                                                                     (Dollars in thousands)
Non-interest bearing demand deposits:
        Average amount......................           $11,279              $ 9,805               $ 9,994
        Average rate paid...................               --                   --                    --

Interest bearing demand deposits:
        Average amount......................           $20,302              $19,048               $18,530
        Average rate paid...................              2.15%                2.33%                 3.17%

Savings deposits:
        Average amount......................           $28,280              $27,396               $24,643
        Average rate paid...................              2.55%                2.71%                 3.53%

Time deposits:
        Average amount......................           $30,253              $33,988               $43,077
        Average rate paid...................              3.14%                3.31%                 4.64%


     At September 30, 1994 time deposits in amounts of $100,000 and over matured as follows (in thousands):

                                                                  September 30,
                                                                      1994
                                                                  -------------
Three months or less..........................................       $1,112
Over three months through six months .........................          763
Over six months through twelve months ........................          200
Over twelve months............................................          125
                                                                     ------
       Total..................................................       $2,200
                                                                     ======

     Securities

     The amortized cost, gross unrealized gains and losses and estimated market values of Jefferson's securities at September 30, 1994 and December 31, 1993 and 1992 are summarized as follows:


                                                                           September 30, 1994
                                       ---------------------------------------------------------------------------------------------
                                            Carrying                  Gross                       Gross                 Market
                                              Value             Unrealized Gains            Unrealized Losses            Value
                                            --------            ----------------            -----------------           ------
                                                                                (In thousands)
Securities Available for Sale
- -----------------------------
    U.S. Treasury Notes ............         $ 9,013                $  --                         $ (84)               $ 8,929
Securities held to Maturity                  =======                =====                         =====                =======
- ---------------------------
    U.S. Treasury Notes and
      Obligations of U.S.
      Government Agencies ..........         $21,025                $  --                         $(542)               $20,483
    Mortgage Backed Securities
      of U.S. Government
      Agencies......................           3,695                   --                          (258)                 3,437
    Federal Reserve Bank Stock......              85                   --                            --                     85
                                             -------                -----                         -----                -------
        Total securities held to
           maturity ................         $24,805                $  --                         $(800)               $24,005
                                             =======                =====                         =====                =======


                                                                           December 31, 1993
                                       ---------------------------------------------------------------------------------------------
                                            Carrying                  Gross                       Gross                 Market
                                              Value             Unrealized Gains            Unrealized Losses            Value
                                            --------            ----------------            -----------------           ------
                                                                                (In thousands)
U.S.Treasury Notes and
  Obligations of U.S.
  Government Agencies...............         $19,966                $  27                         $  (7)               $19,986
Mortgage Backed Securities of
  U.S. Government Agencies..........           3,874                   31                           (23)                 3,882
Federal Reserve Bank Stock..........              85                   --                            --                     85
                                             -------                -----                         -----                -------
                                             $23,925                $  58                         $ (30)               $23,953
                                             =======                =====                         =====                =======


                                                                           December 31, 1992
                                       ---------------------------------------------------------------------------------------------
                                            Carrying                  Gross                       Gross                 Market
                                              Value             Unrealized Gains            Unrealized Losses            Value
                                            --------            ----------------            -----------------           ------
                                                                                (In thousands)
U.S.Treasury Notes and
  Obligations of U.S.
  Government Agencies...............         $17,859                 $  3                         $(14)                $17,848
Mortgage Backed Securities of
  U.S. Government Agencies..........           5,850                    1                           (1)                  5,850
Federal Reserve Bank Stock..........              85                   --                           --                      85
                                             -------                 ----                         ----                 -------
                                             $23,794                 $  4                         $(15)                $23,783
                                             =======                 ====                         ====                 =======


     The following table sets forth the maturity distribution and weighted average yields of Jefferson's investment securities held to maturity and securities available for sale as of September 30, 1994. No tax equivalent adjustments have been made in the following table.

                                                 Within               1 - 5            5 - 10
                                                 1 Year               Years            Years             Total
                                                 ------               -----            ------            -----
                                                                       (Dollars in thousands)
Investment securities held to maturity:
U.S. Treasury:
    Book value...........................        $8,998              $ 8,027             --             $17,025
    Yield................................          4.02%                5.30%            --                4.62%

U.S. Agencies:
    Book value...........................           --               $ 2,000          $2,000            $ 4,000
    Yield................................           --                  4.40%           5.27%              4.84%

Mortgage Backed Securities:
    Book value...........................           --               $ 1,825          $1,870            $ 3,695
    Yield................................           --                  5.20%           5.57%              5.39%

Other Securities:
    Book value...........................        $   85                  --              --             $    85
    Yield................................          5.88%                 --              --                5.88%

Total book value.........................        $9,083              $11,852          $3,870            $24,805
                                                 ======              =======          ======            =======

Weighted average yield...................          4.02%                5.13%           5.42%              4.77%
                                                   ====                 ====            ====               ====
Securities available for sale:
U.S. Treasury:
    Book value...........................        $5,996              $ 2,933          $  --             $ 8,929
    Yield................................          3.82%                4.69%            --                4.11%


For additional information regarding Jefferson's securities portfolio, including information regarding a recent accounting pronouncement, see Notes 1 and 3 of the Notes to Jefferson's Financial Statements.

     Loan Portfolio

     Loans are the most significant component of Jefferson's interest-earning assets. Real estate loans account for a substantial portion of Jefferson's total loans. Commercial lending activities are focused primarily on lending to small to mid-sized family-owned businesses.

     The following table sets forth the classification of Jefferson's loans by major category as of the dates indicated:

                                                         September 30,              December 31,
                                                         -------------              ------------
                                                             1994               1993            1992

                                                                           (In thousands)

Commercial........................................         $   334            $ 1,956          $   700

Real estate loans secured by:

         Construction and land development........             --                 328              119
         First mortgages..........................          25,136             28,034           35,514
         Second mortgages.........................           3,957              6,133            9,260
         Nonresidential properties................          13,618              9,833           11,128
                                                           -------            -------          -------
                                                            42,711             44,328           56,021


Installment.......................................           1,650              2,280            2,965

         Total loans..............................          44,695             48,564           59,686
                                                           -------            -------          -------
Less:  Allowance for possible loan losses                    1,648              1,682            2,196
                                                           -------            -------          -------
        Net loans.................................         $43,047            $46,882          $57,490
                                                           =======            =======          =======

     Credit Risk

     One measure of credit risk is the extent to which a financial institution's loans have ceased to perform in accordance with the terms initially agreed upon by the institution and its borrowers. The following table sets forth information regarding restructured loans, non-accrual loans, other past due loans and other real estate as of September 30, 1994 and December 31, 1993 and 1992:



                                                        September 30,                December 31,
                                                        -------------           ---------------------
                                                            1994                1993              1992

                                                                       (Dollars in thousands)
Non-performing loans:
     Restructured loans(1)........................        $   134             $   --            $   --
     Nonaccrual loans(2)..........................          4,373               5,768             7,251
     Past due 90 days or more and still
        accruing interest(3)......................          1,330               1,832               634
                                                          -------             -------           -------
         Total....................................          5,837               7,600             7,885
                                                          -------             -------           -------
Other real estate (4):
     Repossessed properties - residential.........            671               1,023               439
     Repossessed properties - commercial..........            369                 480               736
     In-substance foreclosure - residential.......            802               1,296             1,695
     In-substance foreclosure - commercial........            976                 975             1,082

Less:  Valuation allowance........................           (398)               (438)             (538)
                                                          -------             -------           -------
         Net other real estate....................          2,420               3,336             3,414
                                                          -------             -------           -------
Total non-performing assets.......................        $ 8,257             $10,936           $11,299
                                                          =======             =======           =======
Non-performing loans as a percent of
  total loans (net of unearned income)............          13.06%              15.65%            13.21%

Non-performing assets as a percent of
  total loans (net of unearned income)............          18.47%              22.52%            18.93%

- --------------
(1) Generally represents loans characterized as "troubled debt," as defined in Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings."

(2) Generally represents those loans as to which management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations or where interest or principal is in arrears for a period of more than 90 days (except when such loans are believed to be fully collectible and adequately secured). Interest previously accrued on these loans during the current year and not yet paid is reversed and charged against income; interest accrued during prior years and not yet paid is charged against the allowance for possible loan losses. Interest earned thereafter is only included in income to the extent that it is collected.

(3) Primarily represents those loans in which payments of interest or principal are contractually past due 90 days or more but which are currently accruing income at the contractually stated rates, based on a determination that such loans are believed to be fully collectible and adequately secured.

(4) Consists of assets acquired in foreclosure and assets considered to be in an in-substance foreclosure status. A loan is treated as in-substance foreclosure when the borrower has little or no equity in the underlying property and Jefferson can reasonably expect repayment to come only from the operation or sale of the underlying real estate.

Credit Losses

     Loans are typically charged-off when they are identified by management or classified by regulatory authorities as a "loss". Charge-offs of loans are made when they are determined to be uncollectible. In certain instances, partial charge-offs are made to recognize the effect of declining collateral values, as compared to the carrying value of the loan. Net charge-offs increased in 1993 as compared to the prior year, primarily as a result of continuing weakness in the Bank's primary lending area.

     The following table sets forth information regarding Jefferson's provision and allowance for possible loan losses and charge-off experience:


                                                          September 30,            December 31,
                                                       -------------------      -------------------
                                                        1994         1993        1993         1992
                                                        ----         ----        ----         ----
                                                                  (Dollars in thousands)

Allowance for Possible Loan Losses:

Balance at beginning of period ....................    $1,682       $2,196      $2,196       $1,117
Provisions (charged to expense) ...................       175        1,006       1,156        1,718
Charge-offs........................................      (270)      (1,273)     (1,707)        (655)
Recoveries of charged-off loans ...................        61           30          37           16
                                                       ------       ------      ------       ------
Balance at end of period...........................    $1,648       $1,959      $1,682       $2,196
                                                       ======       ======      ======       ======

Ratio of net charge-offs to average
  loans outstanding(1).............................      0.59%        3.03%       3.13%        1.00%

Allowance for possible loan losses as a
  percent of total loans (net of unearned
  income)..........................................      3.69         3.88        3.46         3.68

Allowance for possible loan losses as a
  percent of non-performing loans .................     28.23        23.94       22.13        27.85

- -------------------
(1) The interim data has been annualized for purposes of comparability with year-end data.

     The allowance for possible loan losses is established through a provision for possible loan losses charged to expense. Losses on loans are charged against the allowance when management believes the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of such loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, industry experience, collateral value and current economic conditions that may affect the borrower's ability to pay. Management believes that the allowance for possible loan losses at September 30, 1994 is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the OCC, as an integral part of its examination process, periodically reviews Jefferson's allowance for possible loan losses. The OCC may require Jefferson to recognize additions to the allowance based on its judgment of information available to the OCC at the time of its examination.

     The principal risk elements in Jefferson's loan portfolio relate to the value of real estate collateral underlying Jefferson's mortgage loans and the economic strength of Jefferson's borrowers and guarantors. Jefferson analyzes these factors as part of its analysis of the allowance for possible loan losses. While net charge-offs are not expected to reach 1993 levels during the year ending December 31, 1995, no assurances can be given in this regard.

Recent Accounting Pronouncements

     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for the Impairment of a Loan." SFAS 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. This statement amends SFAS 5, "Accounting for Contingencies," and SFAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." It prescribes the recognition criteria for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. See Note 1 of the Notes to Jefferson's Financial Statements.

     Also in May 1992, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 addresses the accounting and reporting requirements for investments in equity securities that have readily determinable values and all investments in debt securities. This statement is effective for fiscal years beginning after December 15, 1993. See
Note 1 of the Notes to Jefferson's Financial Statements.

Capital

     The OCC has adopted minimum risk-based and leverage capital guidelines. The minimum required ratio of qualifying total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%, of which at least 4% must consist of Tier 1 capital. As of September 30, 1994, Jefferson's total risk-based capital ratio was 15.9%, and its Tier 1 risk-based capital ratio was 14.6%. Under the Consent Order, Jefferson is required to maintain a Tier 1 risk-based capital ratio of at least 10.0%. Tier 1 capital consists of common equity and qualifying perpetual preferred stock (less certain intangibles). Total capital consists of Tier 1 capital, mandatory convertible debt securities, qualifying subordinated debt, other preferred stock and a portion of the allowance for loan losses up to 1.25% of total calculated assets. The minimum required leverage ratio (Tier 1 capital to average total assets) is 3% for banking organizations that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations are required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. As of September 30, 1994, Jefferson's leverage capital ratio was 6.3%. Under the Consent Order, Jefferson is required to maintain a leverage capital ratio of at least 6.0%.

                     DESCRIPTION OF CAPITAL STOCK OF HUBCO
General

     All numbers in this Proxy Statement-Prospectus have been adjusted to reflect the 3-for-2 common stock split declared by the HUBCO Board of Directors and payable on January 14, 1995 to stockholders of record as of January 3, 1995, as though the Stock Split had taken place prior to the date as to which such numbers relate. Without limiting the foregoing, all statements in this "DESCRIPTION OF CAPITAL STOCK OF HUBCO" regarding the number of shares of HUBCO Common Stock authorized, issued and outstanding, and regarding the number of shares of HUBCO Common Stock into which the HUBCO Series A Preferred Stock may be converted, reflect the Stock Split. See "RECENT DEVELOPMENTS" for a more complete description of the Stock Split.



     The authorized capital stock of HUBCO consists of 19,800,000 shares of HUBCO Common Stock (which number includes 6,600,000 shares which will be authorized upon consummation of the Stock Split) and 3,300,000 shares of preferred stock. As of November 21, 1994, 10,400,041 shares of HUBCO Common Stock were issued, 9,769,374 shares of HUBCO Common Stock were outstanding, 781,978 shares of HUBCO's Series A Preferred Stock ("HUBCO Series A Preferred Stock") were issued and outstanding and 15,832 shares of HUBCO Series A Preferred Stock were issuable upon submission of shares of Washington common stock in exchange therefor. Of the authorized but unissued shares of HUBCO Common Stock, (i) 257,700 shares of HUBCO Common Stock were reserved for issuance under HUBCO's restricted stock plan, (ii) 7,875 shares of HUBCO Common Stock were reserved for issuance pursuant to a director stock option plan that has been terminated and (iii) 1,196,717 shares of HUBCO Common Stock were reserved for issuance upon conversion of shares of HUBCO Series A Preferred Stock.

     Under the terms of HUBCO's Certificate of Incorporation, the Board of Directors has authority at any time (i) to divide any or all of the authorized but unissued shares of preferred stock into series and determine the designations, number of shares, relative rights, preferences and limitations of any such series and (ii) to increase the number of shares of any such series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such series then outstanding. The HUBCO Series A Preferred Stock was issued pursuant to such authority in connection with HUBCO's acquisition of Washington.



Description of HUBCO Series A Preferred Stock

     The following description of the HUBCO Series A Preferred Stock sets forth certain general terms and provisions of the HUBCO Series A Preferred Stock.

     The HUBCO Series A Preferred Stock is a series of cumulative convertible preferred stock designated "Series A Preferred Stock" which was issued to previous stockholders of Washington in connection with HUBCO's acquisition of Washington. The HUBCO Series A Preferred Stock has a stated value of $24.00 per share. The shares issued are fully paid and non-assessable. As of November 21, 1994, HUBCO had issued 781,978 shares of the HUBCO Series A Preferred Stock and 15,832 shares of HUBCO Series A Preferred Stock were issuable upon submission of shares of Washington common stock in exchange therefor. Upon the reacquisition of any of the HUBCO Series A Preferred Stock, through redemption, conversion or otherwise, such reacquired shares will be canceled and will become part of the authorized and unissued preferred stock of HUBCO. The HUBCO Series A Preferred Stock has the dividend, liquidation, redemption, voting and conversion rights set forth below.

   Rank

     The HUBCO Series A Preferred Stock will be senior to any other class or series of preferred stock in respect of (1) payment of dividends, (2) payment upon dissolution, liquidation or winding up and (3) redemption.

   Dividends

     The holders of HUBCO Series A Preferred Stock, in preference to the holders of HUBCO Common Stock and any other class or series of preferred stock, are entitled to receive, when and if declared by the Board of Directors of HUBCO, out of funds legally available therefor, cumulative cash dividends at the annual rate per share of $1.44, payable in quarter-annual installments on the 15th day of February, May, August and November in each year, from the date of issuance.

   Liquidation Preference

     Upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of HUBCO, the holders of HUBCO Series A Preferred Stock are entitled to receive out of the assets of HUBCO $24.00 per share, together with cumulative dividends accrued and unpaid to the date of payment of such $24.00 distribution preference, before any amounts are paid to the holders of HUBCO Common Stock or any other class or series of preferred stock of HUBCO. Such dividends accrue on a daily basis. The merger or consolidation of HUBCO into or with any other corporation, or the merger of any other corporation into HUBCO, or the sale, lease or conveyance of all or substantially all of the property or business of HUBCO, is not deemed to be a dissolution, liquidation or winding up for purposes of such distribution preference.

   Redemption

     Outstanding shares of HUBCO Series A Preferred Stock may be redeemed, as a whole (or in part but only with the consent of the holder of the shares to be redeemed), at the option of HUBCO by vote of its Board of Directors at any time from and after the later of (i) July 1, 1995 and (ii) the date on which the market price for the HUBCO Common Stock is $16.00 (as adjusted for the Stock Split) or more for twenty (20) consecutive business days. The $16.00 market price will be adjusted each time the conversion ratio applicable to the HUBCO Series A Preferred Stock is required to be adjusted for certain capital changes as described below under "Conversion Into Common Stock." As a consequence, the $16.00 price reflects the Stock Split and will be adjusted for subsequent stock splits or stock dividends effected with respect to the HUBCO Common Stock. The HUBCO Series A Preferred Stock may also be redeemed in connection with a merger, consolidation or sale of all or substantially all the assets of HUBCO which otherwise requires a vote of the holders of HUBCO Series A Preferred Stock. See "Voting Rights." Less than all the outstanding shares of the HUBCO Series A Preferred Stock may be redeemed in such manner as the Board of Directors of HUBCO prescribes. The redemption price for shares of the HUBCO Series A Preferred Stock is $16.00 per share, plus all accrued and unpaid dividends through the date fixed for redemption. Such dividends accrue on a daily basis.

     HUBCO cannot redeem any other class or series of preferred stock unless and until all shares of the HUBCO Series A Preferred Stock have been redeemed. HUBCO cannot redeem any shares of HUBCO Series A Preferred Stock without the approval of the Federal Reserve Board (the "FRB"). There are no restrictions on HUBCO's ability to redeem while there is an arrearage in the payment of dividends. However, HUBCO may repurchase in the market or in private transactions shares of its HUBCO Common Stock or shares of HUBCO Series A Preferred Stock at any time while the HUBCO Series A Preferred Stock is outstanding.

     HUBCO is not obligated to make payments into or to maintain any sinking fund for the redemption of HUBCO Series A Preferred Stock.

   Conversion Into Common Stock

     Subject to the adjustment provisions described herein, the holder of any shares of HUBCO Series A Preferred Stock at any time prior to the date fixed for any redemption of the HUBCO Series A Preferred Stock will have the right to surrender the certificates evidencing such shares and receive, in conversion of each share of HUBCO Series A Preferred Stock, 1.5 shares (the "Conversion Ratio") of HUBCO Common Stock, as adjusted to give effect to the Stock Split.

     The conversion privilege may be exercised at any time. HUBCO will not deliver fractional shares of HUBCO Common Stock upon conversion of shares of HUBCO Series A Preferred Stock. In lieu of any fractional share of HUBCO Common Stock that would otherwise be deliverable upon conversion, HUBCO will pay an amount in cash equal to the current market value of the fractional share, computed on the basis of the market price on the last business day before the conversion date. For this purpose, the "market price" on any business day is the closing price per share of HUBCO Common Stock on the NASDAQ National Market System or, if the shares of HUBCO Common Stock are then listed or admitted to trading on any national securities exchange, the reported closing price per share of HUBCO Common Stock on such exchange on such day.

     The Conversion Ratio for the HUBCO Series A Preferred Stock is subject to adjustment from time to time in certain circumstances upon a stock dividend, stock split, dividend payment (other than a cash dividend), combination, reclassification or issuance of rights or warrants with respect to HUBCO Common Stock. No adjustment is made if (i) HUBCO takes the same action with respect to the HUBCO Series A Preferred Stock in the same proportion as if each share of HUBCO Series A Preferred Stock had been converted into shares of HUBCO Common Stock at the then applicable Conversion Ratio immediately before the record date for the determination of holders of HUBCO Common Stock entitled to receive the dividends, rights, warrants, or distributions or (ii) such adjustment would not require a change of at least 1% to the Conversion Ratio, except that any change of less than 1% shall be carried forward to any subsequent change.

   Voting Rights

     Except as otherwise required by New Jersey corporate law and as otherwise provided in HUBCO's certificate of incorporation, the holders of HUBCO Series A Preferred Stock have no voting rights.

     Under the New Jersey Business Corporation Act (the "BCA"), holders of HUBCO Series A Preferred Stock are entitled to vote as a class on certain amendments to HUBCO's certificate of incorporation, including any amendment which subordinates or otherwise adversely affects the rights or preferences of the HUBCO Series A Preferred Stock and upon any merger which requires a shareholder vote and would effect such an amendment to the certificate of incorporation.

     Under the terms of HUBCO's Certificate of Incorporation creating the HUBCO Series A Preferred Stock, holders of HUBCO Series A Preferred Stock are entitled to vote as a separate class on any merger, consolidation or sale of all or substantially all of the assets of HUBCO if the transaction requires the approval of the holders of the HUBCO Common Stock, except as explained below. If, in connection with such a transaction, the HUBCO Series A Preferred Stock will be redeemed prior to or simultaneously with the consummation of any such transaction, then the approval of the holders of the HUBCO Series A Preferred Stock would not be required and any vote by the HUBCO Series A Preferred Stock holders may be disregarded. Also, in general, under the terms of HUBCO's Certificate of Incorporation creating the HUBCO Series A Preferred Stock, any amendment to the provisions of HUBCO's Certificate of Incorporation creating the HUBCO Series A Preferred Stock would require the affirmative vote of a majority of the outstanding shares of HUBCO Series A Preferred Stock.



     Finally, if at any time HUBCO fails to pay for two quarters, whether or not consecutive, the full quarter-annual dividends payable on the HUBCO Series A Preferred Stock, the holders of the HUBCO Series A Preferred Stock have the right, voting as a separate class, to elect a total of two directors to the class of directors elected at the next annual meeting of stockholders (the "Preferred Directors"). A dividend default with respect to the HUBCO Series A Preferred Stock, giving rise to the right to elect the Preferred Directors, is deemed to continue to exist until all accrued dividends on all outstanding shares of the HUBCO Series A Preferred Stock have been paid to the end of the past preceding quarterly dividend period. The Preferred Directors will continue to serve only until the first meeting of stockholders after which the dividend default has been fully cured. HUBCO has not failed to pay any quarter-annual dividends due to the holders of the HUBCO Series A Preferred Stock as of the date of this Proxy Statement-Prospectus.

Description of HUBCO Common Stock

     The following description of the HUBCO Common Stock sets forth certain general terms of the HUBCO Common Stock. The following summary does not purport to be complete. For an additional description relating to the HUBCO Common Stock, see "COMPARISON OF THE RIGHTS OF STOCKHOLDERS UNDER THE NATIONAL BANK ACT AND THE NEW JERSEY BUSINESS CORPORATION ACT."

   Dividend Rights

     The holders of HUBCO Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of HUBCO out of funds legally available therefor, subject to the preferential dividend rights of any preferred stock that may be outstanding. The only statutory limitation is that such dividends may not be paid when HUBCO is insolvent. Because funds for the payment of dividends by HUBCO must come primarily from the earnings of HUBCO's bank subsidiary, as a practical matter, any restrictions on the ability of the Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUBCO.

     As a New Jersey chartered commercial bank, the Bank is subject to the restrictions on the payment of dividends contained in the New Jersey Banking Act of 1948 (the "Banking Act"). Under the Banking Act, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50 percent of stated capital. Under the Financial Institutions Supervisory Act, the FDIC has the authority to prohibit a state-chartered bank from engaging in conduct which, in the FDIC's opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by the Bank to HUBCO constitutes an unsafe or unsound practice.

     HUBCO is also subject to certain FRB policies which may, in certain circumstances, limit its ability to pay dividends. The FRB policies require, among other things, that a bank holding company maintain a minimum capital base. The FRB would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts.

     At September 30, 1994, the Bank had $79 million available for the payment of dividends to HUBCO. At September 30, 1994, HUBCO had $46 million available for stockholder dividends, the payment of which would not reduce any of its capital ratios below the minimum regulatory requirements.

   Voting Rights

     At meetings of stockholders, holders of HUBCO Common Stock are entitled to one vote per share. The quorum for stockholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy. Except as indicated below, all actions and authorizations to be taken or given by stockholders require the approval of a majority of the votes cast by holders of HUBCO Common Stock at a meeting at which a quorum is present.

     The Board of Directors is divided into three classes of directors, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Board of Directors is elected each year and the directors serve for terms of up to three years, and, in all cases, until their respective successors are duly elected and qualified.

     The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Stockholders may remove any director from office for cause. The affirmative vote of at least three-quarters of the shares of HUBCO entitled to vote thereon is required to amend or repeal the provisions of HUBCO's Certificate of Incorporation relating to the classification of the Board of Directors and the removal of directors.

     HUBCO's Certificate of Incorporation contains a "minimum price" provision. In the event a "related person" (defined in the Certificate of Incorporation to include persons who, together with their affiliates, own 10% or more of HUBCO's Common Stock) proposes to enter into a Business Combination (as defined in the Certificate of Incorporation) with HUBCO, the proposed transaction will require the affirmative vote of at least three-quarters of the outstanding shares entitled to vote on the transaction, unless (i) the proposed transaction is first approved by a majority of HUBCO's Board of Directors, and (ii) the stockholders of HUBCO are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in the Certificate of Incorporation. If both these tests are met, the proposed transaction need only be approved by a majority of the outstanding shares entitled to vote.

   Liquidation Rights

     In the event of liquidation, holders of HUBCO Common Stock are entitled to receive ratably any assets distributed to stockholders, except that if shares of preferred stock of HUBCO are outstanding at the time of liquidation, such shares of preferred stock may have prior rights upon liquidation.

   Assessment and Redemption

     All outstanding shares of HUBCO Common Stock are fully paid and nonassessable. HUBCO Common Stock is not redeemable at the option of the issuer or the holders thereof.

   Preemptive and Conversion Rights

     Holders of HUBCO Common Stock do not have conversion rights or preemptive rights with respect to any securities of HUBCO.

   Other Matters

     HUBCO can (except in connection with certain business combinations) issue new shares of authorized but unissued Common Stock or preferred stock without shareholder approval.

                    COMPARISON OF THE RIGHTS OF STOCKHOLDERS
                        UNDER THE NATIONAL BANK ACT AND
                    THE NEW JERSEY BUSINESS CORPORATION ACT

     Jefferson is a national bank incorporated under the National Bank Act, as amended (the "National Bank Act"), and HUBCO is a business corporation incorporated in New Jersey under the BCA. The rights of Jefferson stockholders are currently governed by federal banking law applicable to national banks. At the Effective Time, each Jefferson stockholder will become a stockholder of HUBCO and the rights of stockholders of HUBCO are governed by New Jersey corporate law. The following is a comparison of certain provisions of New Jersey corporate law and federal law applicable to national banks. This summary does not purport to be complete and is qualified in its entirety by reference to the National Bank Act and the BCA, which statutes may change from time to time, and the Certificate of Incorporation of HUBCO, which also may be changed.

Voting Requirements

     The National Bank Act generally provides that an amendment to the articles of association of a national bank requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon. The National Bank Act provides that a national bank conversion into, merger into, or consolidation with, a state bank or another national bank requires the affirmative vote of two-thirds of each class of the bank's capital stock. Jefferson's Articles of Association do not contain greater vote provisions than those required by the National Bank Act.



     Under the BCA, unless a greater vote is specified in the certificate of incorporation, any amendment to a New Jersey corporation's certificate of incorporation, the voluntary dissolution of the corporation, or the sale or other disposition of all or substantially all of a corporation's assets otherwise than in the ordinary course of business or the merger or consolidation of the corporation with another corporation, requires in each case the affirmative vote of a majority of the votes cast by stockholders of the corporation entitled to vote thereon. HUBCO's Certificate of Incorporation presently does contain provisions specifying a greater vote in certain circumstances. See "DESCRIPTION OF CAPITAL STOCK OF HUBCO - Description of HUBCO Common Stock - Voting Rights."

     Under the BCA, the holders of a class or series of shares are entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the provisions of the certificate of incorporation, if the amendment would exclude or limit their right to vote on any matter, limit or deny their preemptive rights, cancel or otherwise adversely affect their dividends which have accrued but have not been declared, create a new class or series having or convertible into shares having rights or preferences superior to the class or increase the rights or preference of any class or series. In addition, notwithstanding any provision of the certificate of incorporation, the holders of a class or series of shares whose rights or preferences would be subordinated or otherwise adversely affected by a proposed amendment are entitled to vote as a class if the amendment would affect their shares in the following manner: (i) decrease the par value; (ii) effect a conversion, exchange or reclassification of their shares; (iii) effect a conversion or exchange of any shares of another class or series into their class or series; (iv) change the designation, preferences, limitations or relative rights of their shares; (v) change the shares into a different number of shares, or into the same number of another class or series; or (vi) divide their shares into a series or determine the designations, preferences, limitations or relative rights of any such series, or authorize the board to take any such action. The National Bank Act has no similar provisions regarding class voting on amendments to a national bank's articles of association.

     All stockholder voting rights of Jefferson are vested in the holders of Jefferson Common Stock. All stockholder voting rights of HUBCO are vested in the holders of HUBCO Common Stock, except that the holders of HUBCO Series A Preferred Stock have certain limited voting rights pursuant to the BCA and the terms of HUBCO's Certificate of Incorporation creating the HUBCO Series A Preferred Stock. See "DESCRIPTION OF CAPITAL STOCK OF HUBCO - Description of HUBCO Series A Preferred Stock - Voting Rights." In addition, the Board of Directors of HUBCO is authorized, pursuant to HUBCO's Certificate of Incorporation, to issue additional classes and series of preferred stock, with such voting rights as the Board of Directors shall designate, without shareholder approval.



Cumulative Voting

     Under the BCA, stockholders of a New Jersey corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides, and HUBCO's Certificate of Incorporation does not presently provide for cumulative voting. Under the National Bank Act, in electing directors, each national bank shareholder has the right to cast a number of votes equal to the number of shares owned by such shareholder times the number of directors to be elected and such shareholder may cumulate all such votes for one nominee for director or distribute such votes among any two or more such nominees.

Classified Board of Directors

     The Certificate of Incorporation of HUBCO provides for a classified Board of Directors, with one-third of the entire Board being elected each year and with directors serving for terms of up to three years. The National Bank Act and the By-laws of Jefferson provide for the election of the entire Jefferson Board of Directors annually.

Rights of Dissenting Stockholders

     Generally, stockholders of a national bank who dissent from a conversion, merger or consolidation of the bank are entitled to appraisal rights. The stockholders of Jefferson have statutory rights of appraisal with respect to the Merger. See "THE MERGER - Rights of Dissenting Stockholders."

     Stockholders of a New Jersey corporation who dissent from a merger, consolidation, sale of all or substantially all of the corporation's assets or certain other corporate transactions are generally entitled to appraisal rights. No statutory right of appraisal exists, however, where the stock of the New Jersey corporation is (i) listed on a national securities exchange, (ii) is held of record by not less than 1,000 holders, or (iii) where the consideration to be received pursuant to the merger, consolidation or sale consists of cash or securities or other obligations which, after the transaction, will be listed on a national securities exchange or held of record by not less than 1,000 holders.

Stockholder Consent to Corporate Action

     The National Bank Act contains no provision for shareholder voting by written consent in lieu of a meeting.

     Except as otherwise provided by the certificate of incorporation (and HUBCO's Certificate of Incorporation presently is silent on this issue), the BCA permits any action required or permitted to be taken at any meeting of a corporation's stockholders, other than the annual election of directors, to be taken without a meeting upon the written consent of stockholders who would have been entitled to cast the minimum number of votes necessary to authorize such action at a meeting of stockholders at which all stockholders entitled to vote were present and voting. The annual election of directors, if not conducted at a stockholders' meeting, may only be effected by unanimous written consent. Under the BCA, a stockholder vote on a plan of merger or consolidation, if not conducted at a stockholders' meeting, may only be effected by either: (i) unanimous written consent of all stockholders entitled to vote on the issue with advance notice to any other stockholders, or (ii) written consent of stockholders who would have been entitled to cast the minimum number of votes necessary to authorize such action at a meeting, together with advance notice to all other stockholders.

Dividends

     Subject to any restrictions contained in a national bank's articles of association (and Jefferson's Articles of Association presently contain none), the National Bank Act provides that a national bank may declare and pay dividends on its outstanding stock so long as, among other restrictions, no dividends are paid out of the bank's capital (defined as the amount of unimpaired common stock plus the amount of preferred stock outstanding and unimpaired), no dividends are paid if losses have been sustained at any time equal to or exceeding the bank's undivided profits then on hand, and no dividends are paid in an amount greater than net profits then on hand less losses and bad debts. See "BUSINESS OF JEFFERSON-Supervision and Regulation" and "-Consent Order" for a more complete description of existing restrictions on Jefferson's ability to pay dividends.



     Unless there are other restrictions contained in its certificate of incorporation (and HUBCO's Certificate of Incorporation presently contains none), the BCA generally provides that a New Jersey corporation may declare and pay dividends on its outstanding stock so long as the corporation is not insolvent and would not become insolvent as a consequence of the dividend payment. Because funds for the payment of dividends by HUBCO must come primarily from the earnings of HUBCO's bank subsidiary, as a practical matter, any restrictions on the ability of the Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUBCO. For a description of the regulatory restrictions on dividend payments by the Bank, see "DESCRIPTION OF CAPITAL STOCK OF HUBCO - Description of HUBCO Common Stock - Dividend Rights." At September 30, 1994, the Bank had $79 million available for the payment of dividends to HUBCO. At September 30, 1994, HUBCO had $46 million available for stockholder dividends, the payment of which would not reduce any of its capital ratios below the minimum regulatory requirements.

Preemptive Rights

     Under the BCA, stockholders of HUBCO have only such preemptive rights as may be provided in the articles of association or certificate of incorporation, as the case may be. HUBCO's Certificate of Incorporation does not provide stockholders with preemptive rights. Pursuant to Jefferson's Articles of Association, holders of Jefferson Common Stock have preemptive rights to subscribe for a pro rata portion of any additional shares of Jefferson Common Stock authorized for sale.

Stockholder Protection Legislation

     The New Jersey Shareholder Protection Act (the "NJSPA") prohibits certain transactions involving an "interested shareholder" and a "resident domestic corporation." An "interested shareholder" is one that is directly or indirectly a beneficial owner of 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation. The NJSPA prohibits certain business combinations between an interested shareholder and a resident domestic corporation for a period of five years after the date the interested shareholder acquired its stock, unless the business combination was approved by the resident domestic corporation's board of directors prior to the stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds of the voting stock not beneficially owned by the interested stockholder, the combination is approved by the board prior to the interested stockholder's stock acquisition date or certain fair price provisions are satisfied. The National Bank Act contains no provisions similar to those set forth in the NJSPA.

Liquidation Rights

     In the event of liquidation, the holders of Jefferson Common Stock are entitled to receive pro-rata any assets distributable to stockholders. Holders of HUBCO Common Stock are entitled to receive pro-rata any assets distributable to stockholders, after distribution to holders of outstanding shares, if any, having prior rights upon liquidation.

Assessments and Redemption

     Shares of Jefferson Common Stock are fully paid and non-assessable, except that if the capital of Jefferson has been impaired by losses or otherwise, each holder of Jefferson Common Stock is required by law, within three months after receiving notice thereof from the OCC, to pay his pro-rata share of the resulting capital deficiency. Shares of HUBCO Common Stock issued and delivered to the stockholders of Jefferson upon the consummation of the Merger will be fully paid and non-assessable. Such shares will also be registered under the Securities Act of 1933. Neither Jefferson Common Stock nor HUBCO Common Stock is redeemable at the option of the issuers or holders thereof.

                                 OTHER MATTERS

     The management of Jefferson is not aware of any business to come before the Meeting other than the matters described above in this Proxy
Statement-Prospectus. However, if any other matters should come before the Meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.


                                 LEGAL OPINION

     The validity of the HUBCO Common Stock issuable in connection with the Merger will be passed upon for HUBCO by Pitney, Hardin, Kipp & Szuch, Morristown, New Jersey. Attorneys in such law firm beneficially owned 780 shares of HUBCO Common Stock as of November 15, 1994.


                                    EXPERTS

     The consolidated financial statements of HUBCO and subsidiaries as of and for the years ended December 31, 1993, 1992 and 1991 incorporated by reference in this Proxy Statement-Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Jefferson as of and for the years ended December 31, 1993, 1992 and 1991 included in this Proxy Statement-Prospectus have been audited by Arthur Andersen LLP (with respect to 1993 and 1992) and Barry N. Rein & Associates (with respect to 1991), independent public accountants, as indicated in their respective reports with respect thereto (which contain explanatory paragraphs with respect to certain regulatory matters), and are included herein in reliance upon the authority of said firms as experts in giving said reports.



     The consolidated financial statements of Washington and subsidiary as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, incorporated by reference in this Proxy Statement-Prospectus, have been audited by Coopers & Lybrand, L.L.P., independent public accountants, as indicated in their report with respect thereto, which report includes an explanatory paragraph regarding changes in accounting principles and includes an explanatory paragraph regarding an action seeking unspecified damages and alleging violations of state securities laws, certain banking laws and state common law and a lawsuit filed by a former Washington Savings Bank officer which alleges wrongful termination and seeks unspecified damages, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO JEFFERSON'S FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Reports of Independent Public Accountants.................................. F-1
Statements of Condition at December 31, 1993 and 1992 and
  September 30, 1994 (Unaudited)........................................... F-3
Statements of Operations for the Years Ended December 31, 1993,
  1992 and 1991 and the Nine Months Ended
  September 30, 1994 and 1993 (Unaudited).................................. F-4
Statements of Changes in Shareholders' Equity for the Years Ended
  December 31, 1993, 1992 and 1991 and the Nine Months
  Ended September 30, 1994 (Unaudited)..................................... F-5
Statements of Cash Flows for the Years Ended December 31, 1993,
  1992 and 1991 and the Nine Months Ended
  September 30, 1994 and 1993 (Unaudited).................................. F-6
Notes to Financial Statements.............................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and
 Board of Directors of

     Jefferson National Bank:


We have audited the accompanying statements of condition of Jefferson National Bank (the Bank) as of December 31, 1993 and 1992 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson National Bank as of December 31, 1993 and 1992, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Bank has entered into a Consent Order with the Office of the Comptroller of the Currency (OCC) which requires, among other things, that the Bank maintain Tier I capital ratios of 10% and 6% of risk weighted assets and adjusted total assets, respectively, and enhance its lending, loan review and asset/liability management policies and procedures. Although the Bank is in compliance with the foregoing capital ratios at December 31, 1993, it is not in full compliance with certain other provisions of the Consent Order. In addition, it has experienced high amounts of nonperforming assets, as well as significant operating losses during 1992 and 1993 that have reduced its capital base. The Bank may be subject to further regulatory actions should it be unable to reduce its nonperforming assets and operating losses and meet the requirements of the Consent Order. The financial impact, if any, of regulatory actions that may result from not meeting these requirements is unknown. The accompanying financial statements do not include any adjustments that may result from actions that may be taken by regulatory authorities.



                                             ARTHUR ANDERSEN LLP


Roseland, New Jersey
January 28, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and
 Board of Directors of

     Jefferson National Bank:


We have audited the accompanying statements of operations, changes in shareholders' equity and cash flows of Jefferson National Bank for the year ended December 31, 1991. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Jefferson National Bank for the year ended December 31, 1991 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the Financial Statements, the Bank entered into a Formal Agreement (the Agreement) with the Office of the Comptroller of the Currency. The Agreement states that the Bank shall operate in compliance with the articles included in the Agreement. Criticized were various practices of the Bank and violations of certain laws, rules and regulations, primarily related to lending policies and procedures and the formulation of profit, capital and strategic plans. The Board of Directors has agreed to comply with each article cited in the Agreement. Failure to comply with the Agreement can lead to regulatory sanctions. The financial statement impact, if any, of regulatory sanctions that may result from the failure of the Bank to comply with the articles and requests made by the Office of the Comptroller of the Currency cannot presently be determined. Accordingly, no adjustments that may result from the ultimate resolution of these uncertainties have been made in the accompanying 1991 financial statements.



                                             BARRY N. REIN & ASSOCIATES


Livingston, New Jersey
January 10, 1992

                            JEFFERSON NATIONAL BANK


                            STATEMENTS OF CONDITION

                                 (in thousands)


                                                                             ASSETS

                                                                                            December 31
                                                         September 30,          ----------------------------------
                                                             1994                     1993                  1992
                                                  ------------------------      ----------------    --------------
                                                         (Unaudited)
CASH AND DUE FROM BANKS                                     $ 5,039                  $ 3,377               $ 3,374

FEDERAL FUNDS SOLD                                            5,110                   14,790                10,184
                                                            -------                  -------              --------


                Total cash and cash equivalents              10,149                   18,167                13,558
                                                            -------                  -------              --------

SECURITIES (Notes 1 and 3):
   Available for sale, at fair value                          8,929                        0                     0
   Held to maturity (aggregate market value of
     $24,005, $23,953 and $23,783, respectively)             24,805                   23,925                23,794
                                                            -------                  -------              --------


                Total securities                             33,734                   23,925                23,794
                                                            -------                  -------              --------

LOANS (Notes 1, 4 and 5)                                     44,695                   48,564                59,686
   Less-
     Allowance for possible loan losses                       1,648                    1,682                 2,196
                                                            -------                  -------              --------

                Net loans                                    43,047                   46,882                57,490
                                                            -------                  -------              --------

PREMISES AND EQUIPMENT, net (Notes 1 and 6)                     819                      839                   872
                                                            -------                  -------              --------

ACCRUED INTEREST RECEIVABLE                                     931                      880                 1,289
                                                            -------                  -------              --------

OTHER REAL ESTATE, net of valuation allowance
   of $398 at September 30, 1994 and $438 and $538
   at December 31, 1993 and 1992, respectively
   (Notes 1 and 7)                                            2,420                    3,336                 3,414
                                                            -------                  -------              --------

OTHER ASSETS (Note 8)                                           678                      684                   652
                                                            -------                  -------              --------

                Total assets                                $91,778                  $94,713              $101,069
                                                            =======                  =======              ========

                                                LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Deposits-
   Demand-
     Interest bearing                                       $19,561                  $19,769               $18,837
     Noninterest bearing                                      9,093                    9,581                10,029
   Savings                                                   28,534                   27,168                25,639
   Time                                                      28,100                   31,441                38,540
                                                            -------                  -------              --------

                Total deposits                               85,288                   87,959                93,045

   Accrued interest payable                                     290                      336                   470
   Accrued expenses and other liabilities                       204                      244                    24
                                                            -------                  -------              --------

                Total liabilities                            85,782                   88,539                93,539
                                                            -------                  -------              --------

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY (Note 2):
   Common stock $6.00 par value, 500 shares authorized,
     226 shares issued and outstanding                        1,357                    1,357                 1,357
   Additional paid-in capital                                 1,474                    1,474                 1,474
   Retained earnings                                          3,249                    3,343                 4,699
   Unrealized holding losses on securities
     available for sale                                         (84)                       0                     0
                                                            -------                  -------              --------

             Total shareholders' equity                       5,996                    6,174                 7,530
                                                            -------                  -------              --------

             Total liabilities and shareholders' equity     $91,778                  $94,713              $101,069
                                                            =======                  =======              ========



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            JEFFERSON NATIONAL BANK


                            STATEMENTS OF OPERATIONS

                       (in thousands, except share data)


                                                   For the Nine
                                                   Months Ended
                                                   September 30
                                                   (Unaudited)                         For the Years Ended December 31
                                            ------------------------              ------------------------------------------
                                             1994              1993                1993              1992              1991
                                            ------            ------              ------            ------            ------
INTEREST INCOME:
   Loans                                    $3,088            $3,808              $4,896           $6,105             $7,411
   Securities                                1,028               524                 781              908                742
   Federal funds sold                          301               336                 442              418              1,722
                                            ------            ------              ------           ------             ------

           Total interest income             4,417             4,668               6,119            7,431              9,875
                                            ------            ------              ------           ------             ------

INTEREST EXPENSE --
   DEPOSIT ACCOUNTS                          1,580             1,753               2,311            3,454              5,988
                                            ------            ------              ------           ------             ------

           Net interest income               2,837             2,915               3,808            3,977              3,887

PROVISION FOR POSSIBLE
   LOAN LOSSES                                 175             1,006               1,156            1,718                580
                                            ------            ------              ------           ------             ------

           Net interest income
             after provision for
             possible loan losses            2,662             1,909               2,652            2,259              3,307
                                            ------            ------              ------           ------             ------

OTHER INCOME:
   Service charges on deposit accounts         288               228                 313              241                211
   Other income                                 90               151                 176               83                 98
                                            ------            ------              ------           ------             ------

           Total other income                  378               379                 489              324                309
                                            ------            ------              ------           ------             ------

OTHER EXPENSES:
   Salaries and employee benefits            1,188             1,082               1,469            1,374              1,374
   Occupancy and equipment expense             333               312                 412              383                433
   Other real estate expenses-
     Cost of operations                        169               122                 243               65                 29
     Valuation adjustments                     263               310                 555              538                 79
   Other operating expenses (Note 10)        1,117             1,111               1,756            1,522              1,193
                                            ------            ------              ------           ------             ------

           Total other expenses              3,070             2,937               4,435            3,882              3,108
                                            ------            ------              ------           ------             ------

           Income (loss) before
             income taxes                      (30)             (649)             (1,294)          (1,299)               508

PROVISION (BENEFIT) FOR INCOME
   TAXES (Notes 1 and 8) ..............         64                 0                  62             (181)                93
                                            ------            ------              ------           ------             ------

              Net income (loss) .......    ($   94)          ($  649)            ($1,356)         ($1,118)            $  415
                                            ======            ======              ======           ======             ======

WEIGHTED AVERAGE SHARES
   OUTSTANDING ........................    226,078           226,078             226,078          226,078            224,882
                                           =======           =======             =======          =======            =======

        Net income (loss) per share ...   ($  0.42)         ($  2.87)            ($ 6.00)         ($ 4.95)           $  1.85
                                           =======           =======              ======           ======            =======



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            JEFFERSON NATIONAL BANK


                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991 AND

              THE NINE MONTHS ENDED SEPTEMBER 30, 1994 (Unaudited)

                                 (in thousands)




                                                                                                 Unrealized
                                                                                                   Holding
                                                                                                  Losses on
                                                                    Additional                    Securities
                                                     Common          Paid-in       Retained      Available for
                                                      Stock          Capital       Earnings         Sale            Total
                                                    ---------       ----------     ---------     ------------      --------

BALANCE, December 31, 1990 ......................    $ 1,292         $ 1,409        $ 5,806         $     0         $ 8,507
                                                                                                          0
   Net income -- 1991 ...........................          0               0            415               0             415
   Cash dividend ($.75 per share) ...............          0               0           (161)              0           (161)
   Stock dividend ...............................         65              65           (130)              0               0
                                                     -------         -------        -------         -------         -------

BALANCE, December 31, 1991 ......................      1,357           1,474          5,930               0           8,761

   Net loss -- 1992 .............................          0               0         (1,118)              0          (1,118)
   Cash dividend ($.50 per share) ...............          0               0           (113)              0            (113)
                                                     -------         -------        -------         -------         -------

BALANCE, December 31, 1992 ......................      1,357           1,474          4,699               0           7,530

   Net loss -- 1993 .............................          0               0         (1,356)              0          (1,356)
                                                     -------         -------        -------         -------         -------

BALANCE, December 31, 1993 ......................      1,357           1,474          3,343               0           6,174
                                                     -------         -------        -------         -------         -------

   Net loss -- nine months ended
     September 30, 1994 .........................          0               0            (94)              0             (94)
   Unrealized holding losses on
     securities available for sale ..............          0               0              0             (84)            (84)
                                                     -------         -------        -------         -------         -------

BALANCE, September 30, 1994 .....................    $ 1,357         $ 1,474        $ 3,249         ($   84)        $ 5,996
                                                     =======         =======        =======         =======         =======



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            JEFFERSON NATIONAL BANK


                            STATEMENTS OF CASH FLOWS

                                 (in thousands)



                                                             For the Nine Months
                                                             Ended September 30
                                                                 (Unaudited)               For the Years Ended December 31
                                                         --------------------------     --------------------------------------
                                                            1994            1993          1993           1992           1991
                                                         ----------      ----------     ---------      ---------      --------

OPERATING ACTIVITIES:
   Net income (loss) .................................     $   (94)       $  (649)       $(1,356)       $(1,118)      $    415
   Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities--
       Provision for possible loan losses ............         175          1,006          1,156          1,718            580
       Provision for losses on other real
         estate ......................................         263            310            555            538              0
       Depreciation ..................................          62             82            110            113            (19)
       Deferred income tax provision
         (benefit) ...................................          64              0            292           (282)          (159)
       Amortization (accretion) of securities, net ...         223           (256)          (328)          (657)          (310)
       Unrealized holding loss on
         securities available for sale ...............         (84)             0              0              0              0
       Decrease (increase) in accrued
         interest receivable .........................         (51)           302            409            697           (144)
       (Increase) decrease in other assets ...........        (115)          (260)          (324)           271            146
       Decrease in accrued interest payable ..........         (46)          (105)          (134)          (354)          (346)
       Increase (decrease) in other liabilities ......         (40)            57            220           (217)           (83)
                                                          --------       --------       --------       --------       --------

       Net cash provided by
         operating activities ........................         357            487            600            709             80
                                                          --------       --------       --------       --------       --------

INVESTING ACTIVITIES:
   Maturities of securities--
     Available for sale ..............................       3,000              0              0              0              0
     Held to maturity ................................       4,000         26,495         29,847         40,301         19,698
   Purchases of securities--
     Available for sale ..............................      (6,995)             0              0              0              0
     Held to maturity ................................     (10,046)       (26,406)       (29,650)       (47,124)       (25,019)
   Net decrease in loans .............................       3,660          7,970          9,452          4,847            521
   Net decrease (increase) in other real estate ......         841           (791)          (477)        (2,814)          (962)
   Capital expenditures ..............................         (42)           (67)           (77)           (52)           (17)
                                                          --------       --------       --------       --------       --------

                Net cash provided by (used
                  in) investing activities ...........      (5,582)         7,201          9,095         (4,842)        (5,779)
                                                          --------       --------       --------       --------       --------

FINANCING ACTIVITIES:
   Net decrease in deposits .........................     $(2,793)        $(3,744)       $(5,086)       $(6,664)      $(11,692)
   Cash dividend ....................................           0               0              0           (113)          (161)
                                                         --------        --------       --------       --------       --------

                Net cash used in financing
                  activities ........................      (2,793)         (3,744)        (5,086)        (6,777)       (11,853)

                Net increase (decrease) in
                  cash and cash equivalents .........      (8,018)          3,944          4,609        (10,910)       (17,552)

CASH AND CASH EQUIVALENTS,
   beginning of period ..............................      18,167          13,558         13,558         24,468         42,020
                                                         --------        --------       --------       --------       --------

CASH AND CASH EQUIVALENTS,
   end of period ....................................    $ 10,149        $ 17,502       $ 18,167       $ 13,558       $ 24,468
                                                         ========        ========       ========       ========       ========

SUPPLEMENTAL DISCLOSURES:
   Cash paid during the period for--
     Interest .......................................    $  1,626        $  1,678       $  2,445       $  3,808       $  6,334
     Taxes ..........................................           0             110            110            105            191
                                                         ========        ========       ========       ========       ========



               The accompanying notes to financial statements are
                     an integral part of these statements.

                            JEFFERSON NATIONAL BANK

                         NOTES TO FINANCIAL STATEMENTS

                (data with regard to September 30, 1994 and 1993

                and for the nine months then ended is unaudited)


(1)  ORGANIZATION AND
     SIGNIFICANT ACCOUNTING POLICIES:

       Organization-

        Jefferson National Bank (Passaic, New Jersey) is a national banking institution that provides community banking services primarily to residents and businesses in the greater Passaic area.

       Securities-

        The Bank prospectively adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), effective January 1, 1994. SFAS 115 requires the Bank to classify its investment securities as: (1) held to maturity, (2) available for sale and (3) trading.

        Securities which the Bank has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts.

        Securities which are held for an indefinite period of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at market value. Differences between a security's amortized cost and market value is charged/credited directly to shareholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of operations on the date of sale.

        The Bank has not classified any of its securities as trading. The Bank does not engage in any investment trading activity and has not sold any securities during 1994, 1993, 1992 or 1991. The Bank meets its liquidity requirements primarily by maintaining Federal Funds sold and certain short-term securities.

       Loans-

         Loans are stated at the principal amount outstanding. Interest income on loans is credited to income as earned. The accrual of interest generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, accrued but uncollected interest credited to income in the current year is generally reversed, and any interest accrued in prior years is charged to the allowance for possible loan losses. Accrued interest on certain residential mortgage loans placed on nonaccrual is not charged off if the accrued interest is deemed to be recoverable based on management's analysis of the underlying collateral.

       Allowance for Possible Loan Losses-

        The allowance for possible loan losses is maintained at a level believed adequate by management to absorb loan losses on loans currently outstanding. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of the inherent risks in the portfolio after consideration of prevailing and anticipated economic conditions. Credit reviews of the loan portfolio are made on an ongoing basis. Ultimate losses may vary from current estimates as a result of many factors, including the difficult and unpredictable economic conditions in the region. These uncertainties have and may continue to result in increased levels of nonperforming assets, provisions for possible loan losses and charge-offs, as well as a decline in net interest income.

       Premises and Equipment-

        Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of each type of asset.

       Other Real Estate (ORE)-

        Other real estate includes real estate acquired in satisfaction of a loan and in-substance foreclosures. In-substance foreclosures are properties in which the borrower has little or no equity in the collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower has either effectively abandoned control of the property or the borrower has retained control of the property but its ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of carrying value or fair value of the properties, reduced by estimated costs to sell. Subsequent provisions that result from ongoing periodic evaluations of these ORE properties are charged to expense in the period in which they are identified. ORE is carried at the lower of cost or fair value, less estimated costs to sell. Carrying costs, such as maintenance and property taxes, are charged to expense as incurred.

       Income Taxes-

        Effective January 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The standard requires a change from the deferred method to an asset and liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities. Prior years' financial statements have not been restated to comply with the provisions of SFAS
        109. The effect of adopting SFAS 109 in 1993 was not significant.

       Statements of Cash Flows-

        For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, noninterest bearing amounts due from banks and Federal Funds sold. Generally, Federal Funds sold are for a one-day period.

       New Financial Accounting Standards-

        The Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), in May 1993. The Bank is not required to adopt this statement until its fiscal year ended December 31, 1995. As defined in SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that the impairment of a loan be based on the present value of expected future cash flows net of estimated costs to sell discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Bank will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. Management of the Bank believes that the effect of SFAS 114 will not be significant.

       Reclassifications-

        Certain reclassifications have been reflected in the 1992 and 1991 statements in order to conform to the current presentation.

(2)  REGULATORY PROCEEDINGS:

       In September 1991, the Bank entered into a Formal Agreement (the Agreement), with the Office of the Comptroller of the Currency (OCC). The Agreement stated that the Bank shall operate in compliance with the articles included in the Agreement. Criticized were various practices of the Bank and violations of certain laws, rules and regulations, primarily related to lending policies and procedures and the formulation of profit, capital and strategic plans. The Board of Directors agreed to comply with each article cited in the Agreement. Failure to comply with the Agreement can lead to regulatory sanctions. The financial statement impact, if any, of regulatory sanctions that may result from the failure of the Bank to comply with the articles and requests made by the OCC cannot presently be determined. Accordingly, no adjustments that may result from the ultimate resolution of these uncertainties have been made in the accompanying 1991 financial statements.

       In December 1992, as a result of a regulatory examination, the Board of Directors of the Bank entered into a Consent Order (the Order) with the OCC. The Order, which superseded the Formal Agreement referred to above, requires, among other things, that the Bank maintain Tier I capital ratios of at least 10% and 6% of risk weighted assets and adjusted total assets, respectively; submit capital, profit and strategic plans; enhance the Bank's loan administration, internal loan review, allowance for possible loan loss and appraisal policies and procedures, as well as implement a written program designed to eliminate the basis of criticism of criticized assets. In addition, the Bank is restricted from declaring dividends without prior approval from the OCC. As of December 31, 1993 and September 30, 1994, the Bank is not in full compliance with all of the provisions in the Consent Order.

       The regulatory capital ratios of the Bank are as follows at the dates indicated-


                                                          Actual
                                               -----------------------------
                                                               December 31
                                               September 30, ---------------
                                                  1994        1993     1992     Required
                                                ---------     -----    -----    --------

       Tier I risk-based capital...............  14.6%*      13.2%*    13.9%*    10.0%
                                                 =====       =====     =====     =====

       Tier I capital/adjusted total assets
          (leverage ratio) ....................   6.3%*       6.5%      7.3%      6.0%
                                                 =====       =====     =====     =====

       * Unaudited

       While management of the Bank has taken certain actions to achieve full compliance with the Order, the Bank may be subject to further regulatory actions should it be unable to reduce its nonperforming assets and operating losses and meet the requirements of the Consent Order. The financial impact, if any, of regulatory actions that may result from not meeting these requirements is unknown. The accompanying financial statements do not include any adjustments that may result from actions that may be taken by regulatory authorities.

(3)  SECURITIES:

       Information relative to the Bank's securities portfolio is as follows (in thousands)-

                                                 September 30, 1994 (Unaudited)
                                          --------------------------------------------
                                                       Gross        Gross     Estimated
                                         Amortized   Unrealized   Unrealized    Market
                                           Cost        Gains        Losses      Value
                                         --------     -------      -------     -------

AVAILABLE FOR SALE
   -- U. S. Treasury Notes ............   $ 9,013     $     0     ($   84)     $ 8,929
                                          =======     =======     =======      =======

HELD TO MATURITY
U. S. Treasury Notes and obligations
   of U. S. Government Agencies .......   $21,025     $     0     ($  542)     $20,483
Mortgage backed securities of
   U. S. Government Agencies ..........     3,695           0        (258)       3,437
Federal Reserve Bank stock ............        85           0           0           85
                                          -------     -------     -------      -------

Securities held to maturity ...........   $24,805     $     0     ($  800)     $24,005
                                          =======     =======     =======      =======



                                                      December 31, 1993
                                      ------------------------------------------------
                                                    Gross        Gross       Estimated
                                      Amortized   Unrealized   Unrealized      Market
                                        Cost        Gains        Losses        Value
                                      --------    ---------    ---------     ---------

U. S. Treasury Notes
   and obligations of
   U. S. Government Agencies ......   $ 19,966    $     27     ($     7)     $ 19,986
Mortgage backed securities
   of U. S. Government Agencies ...      3,874          31          (23)        3,882
Federal Reserve Bank stock ........         85           0            0            85
                                      --------    --------     --------      --------

                Totals ............   $ 23,925    $     58     ($    30)     $ 23,953
                                      ========    ========     ========      ========

                                                      December 31, 1992
                                      -------------------------------------------------
                                                    Gross        Gross       Estimated
                                      Amortized   Unrealized   Unrealized      Market
                                        Cost        Gains        Losses        Value
                                      ----------  ---------    ---------     ---------
U. S. Treasury Notes ...............   $17,859     $     3     ($   14)      $ 17,848
Obligations of states and political
   subdivisions ....................     5,850           1          (1)         5,850
Federal Reserve Bank stock .........        85           0           0             85
                                       -------     -------     -------       --------

                Totals .............   $23,794     $     4     ($   15)       $23,783
                                       =======     =======     =======       ========

       The amortized cost and estimated market value of investment securities at September 30, 1994 and December 31, 1993 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or repayment penalties.


                                                           September 30, 1994
                                                              (Unaudited)
                                                        ------------------------
                                                                      Estimated
                                                        Amortized       Market
                                                          Cost          Value
                                                        ---------     ---------
                                                             (in thousands)
       AVAILABLE FOR SALE

       Due in one year or less ....................      $6,017          $5,996
       Due after one year through five years ......       2,996           2,933
                                                         ------          ------

                                                         $9,013          $8,929
                                                         ======          ======

       HELD TO MATURITY

       Due in one year or less ....................     $ 8,998         $ 8,924
       Due after one year through five years ......      10,028           9,760
       Due after five years .......................       2,000           1,800
                                                        -------         -------
                                                         21,026          20,484
                                                        -------         -------
       Mortgage backed securities of
           U. S. Government Agencies ..............       3,694           3,436
       Federal Reserve Bank stock .................          85              85
                                                        -------         -------
                                                        $24,805         $24,005
                                                        -------         -------

                                                            December 31, 1993
                                                      --------------------------

       Due in one year or less ....................    $ 6,936          $ 6,935
       Due after one year through five years ......     11,030           11,046
       Due after five years .......................      2,000            2,005
                                                       -------          -------
                                                        19,966           19,986

       Mortgage backed securities of
          U. S. Government Agencies ...............      3,874            3,882
       Federal Reserve Bank stock .................         85               85
                                                       -------          -------
                                                       $23,925          $23,953
                                                       =======          =======


     As of September 30, 1994 and December 31, 1993, securities having a book value of $2.0 million and $2.0 million, respectively, were pledged to secure public deposits and for other purposes as required by law.

(4) LOANS:

Loans outstanding by classification are as follows (in thousands)-



                                                             September 30,                             December 31
                                                                  1994                 ------------------------------------------
                                                              (Unaudited)                    1993                      1992
                                                        ------------------------       -------------------    -------------------
Loans secured by real estate-
   Construction and land development                             $     0                    $   328                   $   119
   Secured by first mortgages                                     25,136                     28,034                    35,514
   Secured by secondary mortgages                                  3,957                      6,133                     9,260
   Secured by nonresidential properties                           13,618                      9,833                    11,128
Demand loans -- secured commercial and
   industrial loans                                                  334                      1,956                       700
Installment loans                                                  1,650                      2,280                     2,965
                                                                 -------                    -------                   -------
                                                                 $44,695                    $48,564                   $59,686
                                                                 =======                    =======                   =======

As of September 30, 1994 and December 31, 1993, approximately 84% and 91%, respectively, of the Bank's loans were secured by real estate. As such, a substantial portion of the Bank's borrowers' ability to repay their loans is dependent on the economic environment of the real estate industry in the Bank's market area.

Activity related to loans to directors, executive officers and their affiliated interests is as follows (in thousands)-


                                                        For the Nine                         For the Years Ended
                                                        Months Ended                             December 31
                                                     September 30, 1994           ------------------------------------------
                                                         (Unaudited)                       1993                     1992
                                               -------------------------------    ----------------------    ----------------
Balance, beginning of period                               $1,233                         $1,433                    $1,253
Loans granted                                                 290                             47                       624
Repayments of loans                                          (455)                          (247)                     (444)
                                                           ------                         ------                    ------

Balance, end of period                                     $1,068                         $1,233                    $1,433
                                                           ======                         ======                    ======


All such loans are current as to principal and interest payments as of September 30, 1994 and December 31, 1993 and 1992.

The following table details information concerning nonperforming loans for the applicable periods (in thousands)-


                                                           September 30,                         December 31
                                                                1994              ------------------------------------------
                                                            (Unaudited)                    1993                     1992
                                                      ------------------------    ----------------------    ----------------
Nonaccrual loans                                               $4,373                      $5,768                   $7,251
Additional loans past due 90 days or more                       1,330                       1,832                      634
Restructured loans                                                134                           0                        0
                                                               ------                      ------                   ------

Total nonperforming loans                                      $5,837                      $7,600                   $7,885
                                                               ======                      ======                   ======


If the nonaccrual loans had continued to pay interest at the original contract rate, interest income for the nine months ended September 30, 1994 and 1993 and the years ended December 31, 1993 and 1992 would have been increased by $407 thousand, $424 thousand, $528 thousand and $415 thousand, respectively, while the actual amount recognized as income for the nine months ended September 30, 1994 and 1993 and the years ended December 31, 1993 and 1992, respectively, was not significant.
                                      F-11

(5)  ALLOWANCE FOR
     POSSIBLE LOAN LOSSES:

The allowance for possible loan losses is based upon estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in operations in the periods in which they become known.


An analysis of the allowance for possible loan losses is as follows (in thousands)-


                                           For the Nine Months Ended
                                                 September 30
                                        -------------------------------              For the Years Ended December 31
                                           1994                1993              ----------------------------------------
                                        (Unaudited)         (Unaudited)          1993             1992               1991
                                        -----------         -----------          ----             ----               ----
Balance, beginning of period               $1,682              $2,196           $2,196           $1,117             $ 884
Provision charged to expense                  175               1,006            1,156            1,718               580
Loans charged off                            (270)             (1,273)          (1,707)            (655)             (354)
Recoveries on loans charged off                61                  30               37               16                 7
                                           ------              ------           ------           ------            ------

Balance, end of period                     $1,648              $1,959           $1,682           $2,196            $1,117
                                           ======              ======           ======           ======            ======


(6) PREMISES AND EQUIPMENT:

Premises and equipment consists of the following (in thousands)-


                                                                       September                     December 31
                                                                       30, 1994            --------------------------------
                                                                      (Unaudited)                1993                1992
                                                                -----------------------    ----------------    ------------
Land                                                                    $  249                 $  249              $  249
Building and improvements                                                1,008                  1,008                 990
Furniture, fixtures and equipment                                        1,145                  1,073               1,027
                                                                        ------                 ------              ------

                                                                         2,402                  2,330               2,266
Less-Accumulated depreciation                                           (1,583)                (1,491)             (1,394)
                                                                        ------                 ------              ------

                                                                        $  819                 $  839              $  872
                                                                        ======                 ======              ======


Depreciation and amortization expense charged to operations for the nine months ended September 30, 1994 and 1993 and the years ended December 31, 1993, 1992 and 1991 amounted to $62 thousand, $82 thousand, $110 thousand, $113 thousand and $106 thousand, respectively.

(7) OTHER REAL ESTATE:

Other real estate consists of the following (in thousands)-


                                September 30,                December 31
                                    1994            ----------------------------
                                (Unaudited)            1993              1992
                                ------------        ----------        ----------
Repossessed collateral-
   Residential properties         $  672              $1,023           $  439
   Commercial properties             369                 480              736
                                   -----              ------            -----
                                   1,041               1,503            1,175
                                   -----              ------            -----

In-substance foreclosures
   Residential properties            802               1,296            1,695
   Commercial properties             975                 975            1,082
                                  ------              ------           ------
                                   1,777               2,271            2,777
Less-Valuation allowance            (398)               (438)            (538)
                                  ------              ------           ------

                                  $2,420              $3,336           $3,414
                                  ======              ======           ======

                                      F-12

An analysis of the valuation allowance is as follows (in thousands)-

                                                  For the Nine Months Ended
                                                         September 30                             For the Years Ended
                                              ----------------------------------                       December 31
                                                 1994                    1993             --------------------------------------
                                              (Unaudited)            (Unaudited)          1993             1992             1991
                                              ------------           -----------      -----------       ----------       ----------
Balance, beginning of period                     $438                     $538            $538             $  0               $0
Valuation adjustments charged
       to expense                                 263                      310             555              538                0
Amounts charged off                              (303)                    (189)           (655)               0                0
                                                 ----                     ----            ----             ----               --

Balance, end of period                           $398                     $659            $438             $538               $0
                                                 ====                     ====            ====             ====               ==

(8) INCOME TAXES:

The provision (benefit) for income taxes includes the following components (in thousands)-



                                                  September                               December 31
                                                  30, 1994                 ------------------------------------------
                                                (Unaudited)                1993               1992               1991
                                           ----------------------     ---------------    ---------------    ---------------
Federal-
   Current provision (benefit)                       $ 0                  ($230)              $101               $204
   Deferred provision (benefit)                       64                    292               (282)              (159)
State provision                                        0                      0                  0                 48
                                                     ---                   ----              -----               ----

Balance, end of period                               $64                   $ 62              ($181)              $ 93
                                                     ===                   ====              =====               ====


Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities. The components of the net deferred tax asset at September 30, 1994 and December 31, 1993 are as follows-

                                         September 30,
                                             1994                 December 31,
                                          (Unaudited)                 1993
                                         -------------            ------------

Provision for possible loan losses          $ 560                     $602
Interest on nonaccrual loans                  494                      356
Other real estate                             110                      166
Depreciation                                 (104)                    (100)
Net operating loss carryforwards               32                        0
                                            -----                    -----

                                            1,092                    1,024
Less-Valuation allowance                   (1,092)                    (729)
                                            -----                    -----

                                            $   0                    $ 295
                                            =====                    =====

The Bank received cash refunds aggregating $431 thousand in October, 1994, as a result of Federal income tax carryback claims related to the years 1990, 1991 and 1992. During the nine months ended September 30, 1994, the Bank provided for $64 thousand in Federal income taxes, representing the amount of net deferred tax assets recorded that were not refunded. This effectively increased the valuation allowance to 100% of net deferred tax assets at September 30, 1994, as all available net operating loss carrybacks have been refunded in October, 1994.

At September 30, 1994, the Bank had a net operating loss carryforward of approximately $95 thousand for tax purposes. This carryforward expires in varying amounts through 2008.

A reconciliation of the provision (benefit) for income taxes, as reported, with the Federal income tax at the statutory rate of 34% is as follows (in thousands)-


                                   For the Nine Months Ended
                                          September 30               For the Years Ended December 31
                                  ----------------------------       --------------------------------
                                      1994            1993
                                  (Unaudited)      (Unaudited)        1993         1992        1991
                                  -----------      -----------       -------     --------    --------
Provision (benefit) at
  statutory rate                     ($10)            ($221)         ($440)       ($442)       $173
Tax exempt income, net
  of interest expense
  disallowance                          0               (10)           (14)         (64)       (113)
State income taxes, net
  of Federal tax benefit                0                 0              0            0          33
Unrecognized benefit
  of net operating loss
  carryforward to future
  years                                10               231            454          325           0
Recognition of provision
  to increase valuation
  allowance on deferred
  tax assets                           64                 0             62            0           0
                                      ---              ----           ----         ----        ----

Provision (benefit) for
  income taxes                        $64               $  0          $ 62        ($181)       $ 93
                                      ===               ====          ====         ====        ====

(9) COMMITMENTS AND CONTINGENCIES:

In March 1988, the Bank entered into a 20 year lease agreement for the rental of one of its branches. As of September 30, 1994, future minimum rental payments under this lease are as follows (in thousands)-

Three months ending December 31, 1994                        $  9

Years Ending-
   1995                                                        36
   1996                                                        36
   1997                                                        36
   1998                                                        36
   Thereafter                                                 330
                                                             ====

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions.

Pursuant to a lease agreement for the Bank's Broad Street branch, the Bank has the option to purchase the branch at a price of $356 thousand which management intends to exercise.

The statements of condition do not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of those financial instruments will have a material adverse effect on the Bank's financial position. These instruments include commitments to extend credit and letters of credit. These financial instruments carry various degrees of credit risk, which is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. The Bank was committed to advance
$1,201 thousand and $1,081 thousand, respectively, to its borrowers as of September 30, 1994 and December 31, 1993, which commitments generally expire within one year.

Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. The Bank has entered into standby letters of credit contracts with its customers totaling $10 thousand as of September 30, 1994 and December 31, 1993, which generally expire within one year.

The Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In management's judgment, the financial position and results of operations of the Bank will not be affected materially by the final outcome of any present legal proceedings.

(10) OTHER OPERATING EXPENSES:

Other operating expenses consist of the following (in thousands)-


                                     For the Nine Months Ended
                                             September 30                               For the Years Ended December 31
                               --------------------------------------            ----------------------------------------------
                                   1994                     1993
                                (Unaudited)              (Unaudited)               1993               1992               1991
                               -------------            -------------            --------           --------           --------
Insurance expense                $  278                   $  260                 $  356              $  298            $  287
Professional fees                   340                      319                    594                 192               174
Data processing                     127                      134                    185                 180               186
Communication expense                62                       52                     73                  70                72
Other expense                       310                      346                    548                 782               474
                                 ------                   ------                 ------              ------            ------

       Other operating expenses  $1,117                   $1,111                 $1,756              $1,522            $1,193
                                 ======                   ======                 ======              ======            ======

(11) SUBSEQUENT EVENT -- MERGER AGREEMENT:

Subsequent to September 30, 1994, the Bank entered into an Agreement and Plan of Merger (subsequently amended) with HUBCO, Inc., whereby each share of common stock of the Bank would be exchanged for 2.865 shares of HUBCO, subject to certain adjustment provisions in the Agreement. Upon closing of the transaction, the Bank will be merged into HUBCO's banking subsidiary, Hudson United Bank. The proposed transaction is subject to approval by the Bank's shareholders and certain regulatory authorities.

                                                                      APPENDIX A


                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER


     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated November 28, 1994 ("Agreement"), among HUBCO, Inc. ("Hubco"), a New Jersey corporation and registered bank holding company, Hudson United Bank (the "Bank"), a New Jersey chartered commercial banking corporation, wholly-owned by Hubco, and Jefferson National Bank, a national banking association ("Jefferson").

     WHEREAS, Hubco desires to acquire Jefferson and Jefferson's Board of Directors has determined, based upon the terms and conditions hereinafter set forth, that the acquisition is in the best interests of Jefferson and its stockholders. The acquisition will be accomplished by merging Jefferson with and into the Bank with the Bank surviving,

     WHEREAS, the Boards of Directors of Jefferson, Hubco and the Bank have duly adopted and approved this Agreement and the Board of Directors of Jefferson has directed that it be submitted to Jefferson's shareholders for approval,

     WHEREAS, this Agreement was originally entered into on October 7, 1994, and the parties desire to amend and restate this Agreement to take into account the 3 for 2 common stock split declared by Hubco's Board of Directors and payable on January 14, 1995 to shareholders of record on January 3, 1995 (the "January Stock Split"),

     NOW, THEREFORE, intending to be legally bound, and intending for this Agreement to supersede the agreement executed and by the parties on October 7, 1994, the parties hereto hereby agree as follows:

                             ARTICLE I - THE MERGER

     1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Jefferson shall be merged with and into the Bank (the "Merger") in accordance with the New Jersey Banking Act of 1948, as amended, and the National Bank Act and the Bank shall be the surviving bank (the "Surviving Corporation"), the name of which shall be Hudson United Bank. The principal office of the Surviving Corporation shall be the principal office of the Bank. Exhibit 1 to this Agreement lists (i) the locations of the principal offices of and branch offices of Jefferson and the Bank; (ii) the locations of all branch offices and the main office of the Surviving Corporation; and (iii) the amount of the capital stock, the number of shares, the par value and the amount of surplus of the Surviving Corporation.

     1.2. Effect of the Merger. At the Effective Time, the Surviving Corporation shall be considered the same business and corporate entity as each of the Bank and Jefferson and thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of the Bank and Jefferson shall vest in the Surviving Corporation and the Surviving Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Bank and Jefferson and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Corporation. In addition, any reference to either of the Bank or Jefferson in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Corporation if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of the Bank or Jefferson is a party, shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made, or the Surviving Corporation may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Bank or Jefferson as if the Merger had not occurred.

     1.3. Certificate of Incorporation. As of the Effective Time, the certificate of incorporation of the Bank as it exists at the Effective Time shall be the certificate of incorporation of the Surviving Corporation and shall not be amended by this Agreement or the Merger.

     1.4. By-laws. As of the Effective Time, the By-laws of the Bank shall be the By-laws of the Surviving Corporation until otherwise amended as provided by law.

     1.5. Directors and Officers. As of the Effective Time, the directors and officers of the Bank shall become the directors and officers of the Surviving Corporation. The names of the current directors and officers of the Bank are listed on Exhibit 1.

     1.6. Effective Time and Closing. The Merger shall become effective (and be consummated) upon the date specified in a notice from the Bank to the Federal Deposit Insurance Corporation ("FDIC") and in the date specified in the certification required by Section 137 of the New Jersey Banking Act of 1948, as amended, to be filed with the New Jersey Department of Banking (the "Department") after approval by the Commissioner of the Department (the "Commissioner") (the "Effective Time"). The notice from the Bank to the FDIC and the certification filed with the Department specifying the Effective Time shall require the approval of Jefferson, which approval will not be unreasonably withheld, and shall be consistent with this section. A closing (the "Closing") shall take place prior to the Effective Time at 10:00 a.m., 10 days (or the first business day thereafter) following the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), at the offices of Pitney, Hardin, Kipp & Szuch, 200 Campus Drive, Florham Park, New Jersey, or at such other place, time or date as Hubco and Jefferson may mutually agree upon. The notice from the Bank to the FDIC and the certification filed with the Department shall specify as the Effective Time of the Merger a date, immediately following the Closing, agreed to by the Bank and Jefferson. Following the execution of this Agreement, the Bank and Jefferson shall, if required or advised to do so by applicable regulatory authorities, execute and deliver a simplified bank merger agreement, both in form and substance reasonably satisfactory to the parties hereto and consistent with the terms hereof, for delivery to the Commissioner, the FDIC and the Comptroller of the Currency (the "Comptroller") in connection with the approval of the Merger by the regulatory authorities.

                  ARTICLE II - CONVERSION OF JEFFERSON SHARES

     2.1. Conversion of Jefferson Common Stock. Each share of common stock, par value $6.00 per share, of Jefferson ("Jefferson Common Stock"), issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Section 2.4) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted as follows:

     (a) Exchange Ratio. Subject to the provisions of this Section 2.1, each share of Jefferson Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by Hubco and Dissenting Shares) shall be converted at the Effective Time into the right to receive 2.865 shares (the "Exchange Ratio") of common stock, without par value, of Hubco ("Hubco Common Stock"). In the event that prior to Closing a dispute arises between Jefferson and one or more of Jefferson's vendors pursuant to which such vendors assert in writing that their contractual arrangements with Jefferson extend for a period of time beyond the time that Jefferson's counsel had advised Hubco (prior to the date hereof) that such arrangements extend, the Exchange Ratio set forth in this Section 2.1(a) shall be adjusted such that the Exchange Ratio pursuant to this Section 2.1(a) shall equal (i) the excess of $43.00 over the Per Share Reduction (as hereafter defined) divided by (ii) $15.01 (the number in item (ii) is referred to as the "Per Share Reduction Denominator"). The "Per Share Reduction" shall equal the Dollar Amount (as hereinafter defined) divided by the number of outstanding shares of Jefferson Common Stock at the Effective Time. The "Dollar Amount" shall equal the Excess Legal Fees (as hereinafter defined) plus the lesser of (but not less than zero)
(a) $70,000.00 or (b) the dollar amount of expenses, beyond the expenses that Jefferson has advised Hubco (prior to the date hereof) that Jefferson must incur in order to terminate such contractual arrangements, that Jefferson is "required" to pay in order to terminate such contracts. For purposes of the preceding sentence of this Agreement, Jefferson shall be deemed to be required to pay the following amount upon termination: (w) if a court of competent jurisdiction (prior to any appeal unless such appeal is concluded prior to the Effective Time) determines that Jefferson is required to pay a specific amount (which amount may be zero) in order to terminate such arrangements, such amount, or (x) in the absence of such court order, the amount that Jefferson and such vendors agree Jefferson is required to pay to terminate such arrangements or (y) in the absence of such order or agreement, the amount which an authorized representative of such vendors indicates in writing (on or before the Closing) Jefferson must pay in order to terminate such arrangements, or (z), in the absence of the conditions specified in clauses "w", "x" and "y", the amount of $70,000.00. "Excess Legal Fees" means all attorneys' fees and expenses in excess of $15,000.00 incurred by Jefferson after the date hereof and prior to the Effective Time in an effort to resolve such disputes.

     (b) Capital Changes. This Agreement has been amended and restated to reflect adjustment of the Exchange Ratio, the Per Share Reduction Denominator and the Upper and Lower Adjustment Prices (as hereinafter defined) to account for the January Stock

Split. If between the date of this Agreement and the Effective Time the outstanding shares of Hubco Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, stock split (other than the January Stock Split), reclassification, recapitalization, combination or exchange of shares, or if during such period the January Stock Split is rescinded or modified by the Hubco Board of Directors, the Exchange Ratio, the Per Share Reduction Denominator and the Upper and Lower Adjustment Prices shall be correspondingly adjusted to reflect such stock dividend, stock split, reclassification, recapitalization, combination, exchange of shares, rescission or modification.

     (c) Exchange Ratio Adjustments. The Exchange Ratio shall be adjusted upward if the Median Pre-Closing Price (as hereinafter defined) of Hubco Common Stock is less than $12.89 per share (the "Lower Adjustment Price"). The Exchange Ratio shall be adjusted downward if the Median Pre-Closing Price exceeds $17.44 per share (the "Upper Adjustment Price"). In the event the Exchange Ratio is adjusted in accordance with the prior sentences, the new Exchange Ratio shall be calculated as follows: (1) if the Median Pre-Closing Price is less than $12.89 per share, the new Exchange Ratio shall be determined by (a) multiplying the Lower Adjustment Price by the old Exchange Ratio and (b) dividing that number by the Median Pre-Closing Price; or (2) if the Median PreClosing Price is more than $17.44, the new Exchange Ratio shall be determined by (a) multiplying the Upper Adjustment Price by the old Exchange Ratio and (b) dividing that number by the Median PreClosing Price. In either case, the new Exchange Ratio shall be rounded to the nearest one-thousandth.

     The Median Pre-Closing Price of Hubco Common Stock shall mean the Median Price (as hereinafter defined) calculated based upon the Closing Price (as hereinafter defined) of Hubco Common Stock during the first 20 of the 25 consecutive trading days immediately preceding the date of the Closing. The Closing Price shall mean the closing price of Hubco Common Stock as supplied by the National Association of Securities Dealers Automated Quotation System and published in The Wall Street Journal during the first 20 of the 25 consecutive trading days immediately preceding the date of the Closing. The Median Price shall be determined by taking the price half-way between the Closing Prices left after discarding the 9 lowest and 9 highest Closing Prices in the 20 day period. A trading day shall mean a day for which a Closing Price is so supplied and published.

     (d) Cancellation of Jefferson Certificates. After the Effective Time, all such shares of Jefferson Common Stock (other than those cancelled pursuant to Section 2.1(e)) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such shares (other than Dissenting Shares and those cancelled pursuant to Section 2.1(e)) shall thereafter represent the right to receive the Merger Consideration (as defined in Section 2.2(b)). The holders of such certificates previously evidencing such shares of Jefferson Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Jefferson Common Stock except as otherwise provided herein or by law. Such certificates previously evidencing such shares of Jefferson Common Stock (other than Dissenting Shares and those cancelled pursuant to Section 2.1(e)) shall be exchanged for certificates evidencing shares of Hubco Common Stock issued pursuant to this Article II, upon the surrender of such certificates in accordance with this Article II. No fractional shares of Hubco Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.2(e).

     (e) Treasury Shares. All shares of Jefferson Common Stock held by Jefferson in its treasury or owned by Hubco or the Bank (other than shares held as trustee or in a fiduciary capacity and shares held as collateral on or in lieu of a debt previously contracted) immediately prior to the Effective Time shall be cancelled.

     2.2.  Exchange of Certificates.

     (a) Exchange Agent. As of the Effective Time, Hubco shall deposit, or shall cause to be deposited, with a bank or trust company designated by Hubco, which may be Hudson United Bank, Trust Department (the "Exchange Agent"), for the benefit of the holders of shares of Jefferson Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates evidencing shares of Hubco Common Stock and cash in such amount such that the Exchange Agent possesses such number of shares of Hubco Common Stock and such amount of cash as are required to provide all of the consideration required to be exchanged by Hubco pursuant to the provisions of this Article II (such certificates for shares of Hubco Common Stock, together with any dividends or distributions with respect thereto, and cash being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Hubco Common Stock and cash out of the Exchange Fund in accordance with Section 2.1. Except as contemplated by Section 2.2(f) hereof, the Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. As soon as reasonably practicable either before or after the Effective Time, Hubco will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Jefferson Common Stock (other than Dissenting Shares) (the "Certificates"), (i) a letter of transmittal (which is reasonably agreed to by Hubco and Jefferson and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Hubco may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Hubco Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Hubco Common Stock which such holder has the right to receive in respect of the shares of Jefferson Common Stock formerly evidenced by such Certificate in accordance with Section 2.1, (B) cash in lieu of fractional shares of Hubco Common Stock to which such holder may be entitled pursuant to
Section 2.2(e) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c) (the shares of Hubco Common Stock, dividends, distributions and cash described in clauses (A), (B) and (C) being collectively, the "Merger Consideration") and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Jefferson Common Stock which is not registered in the transfer records of Jefferson, a certificate evidencing the proper number of shares of Hubco Common Stock and/or cash may be issued and/or paid in accordance with this Article II to a transferee if the Certificate evidencing such shares of Jefferson Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

     (c) Distributions with Respect to Unexchanged Shares of Hubco Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Hubco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Hubco Common Stock evidenced thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing shares of Hubco Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Hubco Common Stock to which such holder may have been entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Hubco Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Hubco Common Stock. No interest shall be paid on the Merger Consideration.

     (d) No Further Rights in Jefferson Common Stock. All shares of Hubco Common Stock issued and cash paid upon conversion of the shares of Jefferson Common Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Jefferson Common Stock.

     (e) No Fractional Shares. No certificates or scrip evidencing fractional shares of Hubco Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Hubco. Cash shall be paid in lieu of fractional shares of Hubco Common Stock, based upon the Median Pre-Closing Price of Hubco Common Stock (as previously defined).

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Jefferson Common Stock for two years after the Effective Time shall be delivered to Hubco, upon demand, and any holders of Jefferson Common Stock who have not theretofore complied with this
Article II shall thereafter look only to Hubco for the Merger Consideration to which they are entitled.

     (g) No Liability. Neither Hubco nor the Bank shall be liable to any holder of shares of Jefferson Common Stock for any such shares of Hubco Common Stock or cash (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Withholding Rights. Hubco shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Jefferson Common Stock, the minimum amounts (if any) that Hubco is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 3.8), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Hubco, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Jefferson Common Stock in respect of which such deduction and withholding was made by Hubco.

     2.3. Stock Transfer Books. At the Effective Time, the stock transfer books of Jefferson shall be closed and there shall be no further registration of transfers of shares of Jefferson Common Stock thereafter on the records of Jefferson. On or after the Effective Time, any Certificates presented to the Exchange

Agent or Hubco for transfer shall be converted into the Merger Consideration.

     2.4. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any holder of Jefferson Common Stock shall have the right to dissent in the manner provided in the National Bank Act, 12 U.S.C. 214a(b), and if all necessary requirements of the National Bank Act are met, such shares shall be entitled to payment in cash from the Bank of the fair value of such shares as determined in accordance with the National Bank Act. All shares of Jefferson Common Stock as to which the holder properly exercises dissenters' rights in accordance with the National Bank Act shall constitute "Dissenting Shares" unless and until such rights are waived, by the party initially seeking to exercise such rights.

     2.5. Bank Common Stock. The shares of common stock of the Bank outstanding immediately prior to the Effective Time shall not be effected by the Merger but shall be the same number of shares of the Surviving Corporation.

           ARTICLE III - REPRESENTATIONS AND WARRANTIES OF JEFFERSON

     References herein to the "Jefferson Disclosure Schedule" shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered on the date hereof by Jefferson to Hubco. Jefferson hereby represents and warrants to Hubco and the Bank as follows:

     3.1.  Corporate Organization.

     (a) Jefferson is a national banking association duly organized, validly existing and in good standing under the laws of the United States. Jefferson has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Jefferson.

     (b) Except as set forth in the Jefferson Disclosure Schedule, Jefferson has no Subsidiaries. When used with reference to Jefferson, the term "Subsidiary" means any corporation, partnership, joint venture or other legal entity in which Jefferson, directly or indirectly, owns at least a 50 percent stock or other equity interest or for which Jefferson, directly or indirectly, acts as a general partner. All eligible accounts of depositors issued by Jefferson are insured by the FDIC to the fullest extent permitted by law. The Jefferson Disclosure Schedule sets forth true and complete copies of the Articles of Association and By-laws of Jefferson, as in effect on the date hereof.

     (c) Any Subsidiary is a corporation incorporated under the laws of the State of New Jersey. Any Subsidiary has not engaged in business or undertaken any activities (other than the activity of incorporating itself).

     3.2. Capitalization. The authorized capital stock of Jefferson consists of 500,000 shares of Jefferson Common Stock. As of the date hereof, there are 226,078 shares of Jefferson Common Stock issued and outstanding. All issued and outstanding shares of Jefferson Common Stock have been duly authorized and validly issued, are fully paid and no assessment has been made on such shares. Jefferson has not granted and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase, subscription or issuance of any shares of capital stock of Jefferson or any securities representing the right to purchase, subscribe or otherwise receive any shares of such capital stock or any securities convertible into any such shares, and there are no agreements or understandings with respect to voting of any such shares.

     3.3.  Authority; No Violation.

     (a) Subject to the approval of this Agreement and the transactions contemplated hereby by the stockholders of Jefferson, Jefferson has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Jefferson in accordance with the Articles of Association of Jefferson and applicable laws and regulations. Except for such approval, no other corporate proceedings on the part of Jefferson are necessary to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Jefferson and constitutes the valid and binding obligation of Jefferson, enforceable against Jefferson in accordance with its terms.

     (b) Neither the execution and delivery of this Agreement by Jefferson, nor the consummation by Jefferson of the transactions contemplated hereby in accordance with the terms hereof, or compliance by Jefferson with any of the terms or provisions hereof, will (i) violate any provision of Jefferson's Articles of Association or By-laws, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Jefferson or any of its properties or assets, or (iii) except as set forth in the Jefferson Disclosure Schedule, violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Jefferson under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Jefferson is a party, or by which it or any of its properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of Jefferson and which will not prevent or delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to or required by the FDIC, the Commissioner, the Department, the Comptroller, the New Jersey Department of Environmental Protection and Energy ("DEPE"), the Securities and Exchange Commission ("SEC"), state blue sky authorities or other applicable governmental authorities, and the stockholders of Jefferson, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of Jefferson in connection with (x) the execution and delivery by Jefferson of this Agreement and (y) the consummation by Jefferson of the Merger and the other transactions contemplated hereby, except such as are listed in the Jefferson Disclosure Schedule and as individually or in the aggregate will not (if not obtained) have a material adverse effect on the business, operations, assets or financial condition of Jefferson or prevent or delay the consummation of the transactions contemplated hereby. To the best of Jefferson's knowledge, no fact or condition exists which Jefferson has reason to believe will prevent it from obtaining the aforementioned consents or approvals.

     3.4.  Financial Statements.

     (a) The Jefferson Disclosure Schedule sets forth copies of the statements of condition of Jefferson as of December 31, 1993 and 1992, and the related statements of operations, changes in shareholders' equity and cash flows for the periods ended December 31, in each of the three years 1991 through 1993, in each case accompanied by the audit report (which report includes explanatory paragraphs relating to certain regulatory matters) of Arthur Andersen & Co. or Barry N. Rein & Associates, independent public accountants with respect to Jefferson, and the unaudited statements of condition of Jefferson as of March 31, 1994 and June 30, 1994 as filed with the Comptroller (collectively, the "Jefferson Financial Statements"). Except for the absence of notes with respect to interim financial statements, the Jefferson Financial Statements (including the related notes) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved (except as may be indicated therein or in the notes thereto), and fairly present the financial position of Jefferson as of the respective dates set forth therein, and the related statements of operations, changes in shareholders' equity and cash flows fairly present the results of operations, changes in stockholders' equity and cash flows of Jefferson for the respective fiscal periods set forth therein.

     (b) The books and records of Jefferson are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

     (c) Except as and to the extent reflected, disclosed or reserved against in the Jefferson Financial Statements (including the notes thereto), as of June 30, 1994, Jefferson had no liabilities, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Jefferson which were required by GAAP (consistently applied) to be disclosed in Jefferson's statement of condition as of June 30, 1994. Since June 30, 1994, Jefferson has not incurred any liabilities except in the ordinary course of business and consistent with prudent banking practice, except as related to the transactions contemplated by this Agreement.

     3.5. Broker's and Other Fees. Except for Capital Consultants of Princeton, Inc., neither Jefferson nor any of its directors or officers has employed any broker or finder or incurred any liability for any broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement. The agreement with Capital Consultants of Princeton, Inc. is set forth in the Jefferson Disclosure Schedule. There are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with this transaction or which would be triggered by consummation of this transaction or the termination of the services of such consultants by Jefferson.

     3.6.  Absence of Certain Changes or Events.

     (a) Except as set forth in the Jefferson Disclosure schedule, there has not been any material adverse change in the business, operations, assets or financial condition of Jefferson since June 30, 1994 and to the best of Jefferson's knowledge, no facts or condition exists which Jefferson believes will cause such a material adverse change in the future.

     (b) Except as set forth in the Jefferson Disclosure Schedule, Jefferson has not taken or permitted any of the actions set forth in Section 5.2 hereof between June 30, 1994 and the date hereof and, except for execution of this Agreement and the agreement described in Section 3.5, Jefferson has conducted its business only in the ordinary course, consistent with past practice.

     3.7. Legal Proceedings. Except as disclosed in the Jefferson Disclosure Schedule, and except for ordinary routine litigation incidental to the business of Jefferson, Jefferson is not a party to any, and there are no pending or, to the best of Jefferson's knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Jefferson which, if decided adversely to Jefferson, would have a material adverse effect on the business, operations, assets or financial condition of Jefferson. Except as disclosed in the Jefferson Disclosure Schedule, Jefferson is not a party to any order, judgment or decree entered in any lawsuit or proceeding.

     3.8.  Taxes and Tax Returns.

     (a) Jefferson has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements ("Returns") required to be filed by it in respect of any federal, state and local taxes (including withholding taxes, penalties or other payments required) and has duly paid (and until the Effective Time will so pay) all such taxes due and payable, other than taxes or other charges which are being contested in good faith (and disclosed to Hubco in writing). Jefferson has established (and until the Effective Time will establish) on its books and records reserves that are adequate for the payment of all federal, state and local taxes not yet due and payable, but are incurred in respect of Jefferson through such date. The Jefferson Disclosure Schedule identifies the federal income tax returns of Jefferson which have been examined by the Internal Revenue Service (the "IRS") within the past six years. No deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. The Jefferson Disclosure Schedule identifies the applicable state income tax returns of Jefferson which have been examined by the applicable authorities within the past six years. No deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. To the best knowledge of Jefferson, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending with respect to, or claims asserted for, taxes or assessments upon Jefferson, nor has Jefferson given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any taxes or Returns.

     (b) Except as set forth in the Jefferson Disclosure Schedule, Jefferson (i) has not requested any extension of time within which to file any Return which Return has not since been filed, (ii) is not a party to any agreement providing for the allocation or sharing of taxes, (iii) is not required to include in income any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of a voluntary change in accounting method initiated by Jefferson (nor does Jefferson have any knowledge that the IRS has proposed any such adjustment or change of accounting method) and (iv) has not filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     3.9.  Employee Benefit Plans.

     (a) Except as disclosed in the Jefferson Disclosure Schedule, Jefferson does not maintain or contribute to any "employee pension benefit plan" (the "Jefferson Pension Plans"), within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), "employee welfare benefit plan" within the meaning of Section 3(1) of ERISA (the "Jefferson Welfare Plans"), stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement. Jefferson has not, since September 2, 1974, contributed to any "Multiemployer Plan", as such term is defined in
Section 3(37) of ERISA.

     (b) Except as disclosed in the Jefferson Disclosure Schedule, Jefferson has delivered to Hubco in the Jefferson Disclosure Schedule a complete and accurate copy of each of the following with respect to each of the Jefferson Pension Plans and Jefferson Welfare Plans, if any: (1) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter, if any; (iv) most recent actuarial report, if any; and (v) most recent annual report on Form 5500.

     (c) The present value of all accrued benefits under each of the Jefferson Pension Plans subject to Title IV of ERISA, based upon the actuarial assumptions used for purposes of the most recent actuarial valuation prepared by such Jefferson Pension Plan's actuary, did not exceed the then current value of the assets of such plans allocable to such accrued benefits.

     (d) During the last five years, the Pension Benefit Guaranty Corporation ("PBGC") has not asserted any claim for liability against Jefferson or any of its Subsidiaries which has not been paid in full.

     (e) All premiums (and interest charges and penalties for late payment, if applicable) due to the PBGC with respect to each Jefferson Pension Plan have been paid. All contributions required to be made to each Jefferson Pension Plan under the terms thereof,

ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Jefferson which have not been paid have been properly recorded on the books of Jefferson.

     (f) Except as disclosed in the Jefferson Disclosure Schedule, each of the Jefferson Pension Plans, the Jefferson Welfare Plans and each other plan and arrangement identified on the Jefferson Disclosure Schedule has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, if Jefferson maintains any Jefferson Pension Plan, Jefferson intends to apply, if necessary, for, or the IRS has issued, a favorable determination letter with respect to such Jefferson Pension Plan and, except as disclosed in the Jefferson Disclosure Schedule, Jefferson is not aware of any fact or circumstance which would disqualify any plan, that could not be retroactively corrected (in accordance with the procedures of the IRS).

     (g) To the best knowledge of Jefferson, no non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Jefferson Welfare Plans or Jefferson Pension Plans.

     (h) No Jefferson Pension Plan or any trust created thereunder has been terminated, nor have there been any "reportable events", within the meaning of
Section 4034(b) of ERISA, with respect to any of the Jefferson Pension Plans.

     (i) No "accumulated funding deficiency", within the meaning of Section 412 of the Code, has been incurred with respect to any of the Jefferson Pension Plans.

     (j) There are no pending or, to the best knowledge of Jefferson, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Jefferson Pension Plans or the Jefferson Welfare Plans, any trusts created thereunder or any other plan or arrangement identified in the Jefferson Disclosure Schedule.

     (k) Except as disclosed in the Jefferson Disclosure Schedule, no Jefferson Pension Plan or Jefferson Welfare Plan provides medical or death benefits (whether or not insured) beyond an employee's retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Jefferson Pension Plan.

     (l) Except with respect to customary health, life and disability benefits or as disclosed in the Jefferson Disclosure Schedule, there are no unfunded benefit obligations which are not accounted for by reserves shown on the financial statements and established under GAAP or otherwise noted on such financial statements.

     (m) With respect to each Jefferson Pension Plan and Jefferson Welfare Plan that is funded wholly or partially through an insurance policy, there will be no liability of Jefferson as of the Effective Time under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time.

     (n) Except as set forth in the Jefferson Disclosure Schedule or as agreed to by Hubco in writing either pursuant to this Agreement or otherwise, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Jefferson to severance pay, unemployment compensation or any similar payment, (ii) accelerate the time of payment, vesting, or increase the amount, of any compensation due to any current employee or former employee under any Jefferson Pension Plan or Jefferson Welfare Plan, or (iii) result in payments not deductible by reason of Section 280G of the Code.

     3.10.  Reports.

     (a) The Jefferson Disclosure Schedule lists, and Jefferson has previously delivered to Hubco a complete copy of, each communication (other than general advertising materials and press releases) mailed by Jefferson to its stockholders as a class since September 30, 1991, and each such communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

     (b) Jefferson has, since January 1, 1992, duly filed with the Comptroller in form which was correct in all material respects the monthly, quarterly and annual financial reports required to be filed under applicable laws and regulations (provided that information as of a later date shall be deemed to modify information as of an earlier date), and, subject to permission from such regulatory authorities, Jefferson promptly will deliver or make available to Hubco accurate and complete copies of such reports. The Jefferson Disclosure Schedule lists all examinations of Jefferson conducted by either the Comptroller or the FDIC since January 1, 1992 and the dates of any responses thereto submitted by Jefferson.

     3.11. Jefferson Information. The information relating to Jefferson to be contained in the Proxy Statement/Prospectus (as defined in Section 5.6(a) hereof) to be delivered to stockholders of Jefferson in connection with the solicitation of their approval of the Merger, as of the date the Proxy Statement/Prospectus is mailed to stockholders of Jefferson, and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.12. Compliance with Applicable Law. Except as set forth in the Jefferson Disclosure Schedule, Jefferson holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business and since January 1, 1992 has complied with and is not in default in any respect under any applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to Jefferson (other than where such default or noncompliance will not result in a material adverse effect on the business, operations, assets or financial condition of Jefferson) and Jefferson has not received notice of violation of, and does not know of any violations of, any of the above.

     3.13. Certain Contracts.

     (a) Except for plans referenced in Section 3.9 hereof, contracts described in Section 3.5 hereof, arrangements described in Section 5.12 hereof and as disclosed in the Jefferson Disclosure Schedule, (i) Jefferson is not a party to or bound by any written contract or understanding (whether written or oral) with respect to the employment of any officers, employees, directors or consultants, and (ii) the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Jefferson to any officer, employee, director or consultant thereof. The Jefferson Disclosure Schedule sets forth true and correct copies of any severance or employment agreements with officers, directors, employees, agents or consultants to which Jefferson is a party.

     (b) Except as disclosed in the Jefferson Disclosure Schedule and except for loan agreements made and loan commitments issued in the ordinary course of business, (i) as of the date of this Agreement, Jefferson is not a party to or bound by any commitment, agreement or other instrument which is material to the business, operations, assets or financial condition of Jefferson (but in no event shall a contract for less than $50,000 a year be deemed material under this paragraph) (ii) no commitment, agreement or other instrument to which Jefferson is a party or by which it is bound limits the freedom of Jefferson to compete in any line of business or with any person, and (iii) Jefferson is not a party to any collective bargaining agreement.

     (c) Except as disclosed in the Jefferson Disclosure Schedule, neither Jefferson nor, to the best knowledge of Jefferson, any other party thereto, is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which Jefferson is or will be the creditor) or arrangement, except for defaults which individually or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of Jefferson.

     3.14.  Properties and Insurance.

     (a) Jefferson has good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Jefferson's statement of condition as of December 31, 1993, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1993), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said statement of condition or the notes thereto or that secure liabilities incurred in the ordinary course of business after the date of such statement of condition, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of Jefferson and (iv) with respect to owned real property, title imperfections noted in title reports delivered to Hubco prior to the date hereof. Except as affected by the transactions contemplated hereby, Jefferson as lessee has the right under valid and subsisting leases to occupy, use, possess and control all real property leased by Jefferson in all material respects as presently occupied, used, possessed and controlled by Jefferson.

     (b) The business operations and all insurable properties and assets of Jefferson are insured for its benefit against all risks which, in the reasonable judgment of the management of Jefferson, should be insured against, in each case under policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of Jefferson adequate for the business engaged in by Jefferson. As of the date hereof, Jefferson has not received any notice of cancellation or notice of a material amendment of any such insurance policy or bond and, to the best of its knowledge, is not in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     3.15. Minute Books. The minute books of Jefferson contain accurate records of all meetings and other corporate action held of the stockholders and Board of Directors (including committees of the Board of Directors), except where the failure to so maintain such records would not have a material adverse effect on the business, operations, assets or financial condition of Jefferson.

     3.16. Environmental Matters. Except as disclosed in the Jefferson Disclosure Schedule, Jefferson has not received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Jefferson (either directly or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters which correction or cleanup would be material to the business, operations, assets or financial condition of Jefferson. Except as disclosed in the Jefferson Disclosure Schedule, Jefferson has no actual knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any property currently owned or leased by Jefferson, or owned or leased by Jefferson in the three years prior to the date of this Agreement in any manner that violated any applicable federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of Jefferson. Except as disclosed in the Jefferson Disclosure Schedule, all property owned or leased by Jefferson which was subject to the provisions of the Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. as amended ("ISRA"), complied with all applicable provisions of ISRA at the time such property was sold or transferred by Jefferson.

     3.17. Reserves. As of June 30, 1994, the allowance for possible loan losses in the Jefferson Financial Statements was adequate based upon all factors required to be considered by Jefferson at that time in determining the amount of such allowance. Except as set forth in the Jefferson Disclosure Schedule, the methodology used to compute the allowance for possible loan losses complies in all material respects with all applicable policies of the Comptroller. As of June 30, 1994, the valuation allowance for OREO properties in the Jefferson Financial Statements was adequate based upon all factors required to be considered by Jefferson at that time in determining the amount of such allowance.

     3.18. No Parachute Payments. No officer, director, employee or agent (or former officer, director, employee or agent) of Jefferson is entitled now, or will or may be entitled to as a consequence of this Agreement or the Merger, to any payment or benefit from Jefferson, Hubco or the Bank which if paid or provided would constitute an "excess parachute payment", as defined in Section 280G of the Code or regulations promulgated thereunder.

     3.19. Agreements with Bank Regulators. Except as set forth in the Jefferson Disclosure Schedule, Jefferson is not a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity") which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Jefferson been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Except as set forth in the Jefferson Disclosure Schedule, Jefferson is not required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

     3.20. Disclosure. No representation or warranty contained in Article III of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

         ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF HUBCO

     References herein to the "Hubco Disclosure Schedule" shall mean all of the disclosure schedules required by this Article IV, dated as of the date hereof and referenced to the specific sections and subsections of Article IV of this Agreement, which have been delivered on the date hereof by Hubco to Jefferson. Hubco hereby represents and warrants to Jefferson as follows:

     4.1. Corporate Organization.

     (a) Hubco is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Hubco has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Hubco or its subsidiaries (defined below), taken as a whole. Hubco is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

     (b) Each of the Subsidiaries of Hubco are listed in the Hubco Disclosure Schedule. The term "Subsidiary", when used with reference to Hubco, means any corporation, partnership, joint venture or other legal entity in which Hubco directly or indirectly, owns at least a 50 percent stock or other equity interest or for which Hubco, directly or indirectly, acts as a general partner. Each Subsidiary of Hubco is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Bank is a state-chartered commercial bank whose deposits are insured by the FDIC to the fullest extent permitted by law. Each Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Hubco and its subsidiaries, taken as a whole. The Hubco Disclosure Schedule sets forth true and complete copies of the certificate of incorporation and by-laws of Hubco as in effect on the date hereof.

     4.2. Capitalization. All figures in this Section 4.2 are adjusted to take into account the January Stock Split as though the January Stock Split had occurred prior to the date as to which the figures relate. The authorized capital stock of Hubco consists solely of 19,800,000 shares of Hubco Common Stock and 3,300,000 shares of preferred stock ("Hubco Authorized Preferred Stock"). As of September 1, 1994, there were 9,752,304 shares of Hubco Common Stock issued and outstanding, excluding 647,738 shares of treasury stock. Since such date, and from time to time hereafter, Hubco may sell or repurchase shares of Hubco Common Stock. As of September 1, 1994, there are 769,410 shares of Hubco Authorized Preferred Stock outstanding, all of which are designated as Series A Preferred Stock. Except for shares issuable under the Hubco Option Plan for Directors (the "Director Options"), there are no shares of Hubco Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Hubco Common Stock and Hubco Authorized Preferred Stock, and all issued and outstanding shares of capital stock of Hubco's Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all liens, encumbrances, charges, restrictions or rights of third parties. All of the outstanding shares of capital stock of

Hubco's Subsidiaries are owned by Hubco free and clear of any liens, encumbrances, charges, restrictions or rights of third parties. Except for the Director Options and shares issuable upon the conversion of Hubco's Series A Preferred Stock, neither Hubco nor Hubco's Subsidiaries has granted or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Hubco or Hubco's Subsidiaries or any securities representing the right to purchase, subscribe or otherwise receive any shares of such capital stock or any securities convertible into any such shares, and there are no agreements or understandings with respect to voting of any such shares.

     4.3. Authority; No Violation.

     (a) Hubco and the Bank have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Hubco and the Bank in accordance with their respective Certificates of Incorporation and applicable laws and regulations. No other corporate proceedings on the part of Hubco or the Bank are necessary to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Hubco and the Bank and constitutes the valid and binding obligations of Hubco and the Bank, enforceable against Hubco and the Bank in accordance with its terms.

     (b) Neither the execution or delivery of this Agreement by Hubco or the Bank, nor the consummation by Hubco or the Bank of the transactions contemplated hereby in accordance with the terms hereof or compliance by Hubco or the Bank with any of the terms or provisions hereof will (i) violate any provision of the Certificate of Incorporation or By-laws of Hubco or the Bank, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Hubco or the Bank or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Hubco or the Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Hubco or the Bank is a party, or by which Hubco or the Bank or any of their properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of Hubco and Hubco's Subsidiaries, taken as a whole, and which will not prevent or delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the FDIC, the Commissioner, the Department, the Comptroller, the Board of Governors of the Federal Reserve System, if required, the SEC, state blue sky authorities or other applicable governmental authorities, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of Hubco or the Bank in connection with (x) the execution and delivery by Hubco and the Bank of this Agreement, and (y) the consummation by Hubco and the Bank of the Merger and the other transactions contemplated hereby except such as are listed in the Hubco Disclosure Schedule or in the aggregate will not (if obtained) have a material adverse effect on the business, operations, assets or financial condition of Hubco. To the best of Hubco's knowledge, no fact or condition exists which Hubco has reason to believe will prevent it from obtaining the aforementioned consents and approvals.

     4.4. Financial Statements.

     (a) The Hubco Disclosure Schedule sets forth copies of the consolidated statements of financial condition of Hubco as of December 31, 1993 and 1992, the related consolidated statements of income, changes in stockholders' equity and cash flows for the periods ended December 31, in each of the three fiscal years 1991 through 1993, in each case accompanied by the audit report of Arthur Andersen & Co., independent public accountants with respect to Hubco, and the unaudited consolidated statements of condition of Hubco as of June 30, 1994 and June 30, 1993 and the related unaudited consolidated statements of income, cash flows for the six months then ended as reported in Hubco's Quarterly Report on Form 10-Q, filed with the SEC under the 1934 Act (collectively, the "Hubco Financial Statements"). The Hubco Financial Statements (including the related notes) have been prepared in accordance with GAAP consistently applied during the periods involved (except as may be indicated therein or in the notes thereto), and fairly present the consolidated financial position of Hubco as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and cash flows (including the related notes, where applicable) fairly present the consolidated results of operations, changes in stockholders' equity and cash flows of Hubco for the respective fiscal periods set forth therein.

     (b) The books and records of Hubco and the Bank are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

     (c) Except as and to the extent reflected, disclosed or reserved against in the Hubco Financial Statements (including the notes thereto), as of June 30, 1994 neither Hubco nor any of its subsidiaries had any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Hubco or any of its Subsidiaries which were required by GAAP (consistently applied) to be disclosed in Hubco's consolidated statement of condition as of June 30, 1994 or the notes thereto. Except for the acquisition of Washington Bancorp, Inc. and any other proposed acquisitions by Hubco since June 30, 1994, neither Hubco nor any of its Subsidiaries have incurred any liabilities, except in the ordinary course of business and consistent with prudent banking practice.

     4.5. Brokerage Fees. Neither Hubco nor any of its directors or officers has employed any broker or finder or incurred any liability for any broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

     4.6. Absence of Certain Changes or Events. Except for the effects of the acquisition of Washington Bancorp Inc. on July 1, 1994, which effects have been reflected in the Hubco S-4 Registration Statement for the Washington Bancorp Inc. acquisition and the Form 8-K filed with respect to the acquisition, there has not been any material adverse change in the business, operations, assets or financial condition of Hubco and Hubco's Subsidiaries taken as a whole since June 30, 1994 and to the best of Hubco's knowledge, no facts or condition exists which Hubco believes will cause such a material adverse change in the future.

     4.7. Legal Proceedings. Except for ordinary routine litigation incidental to the business of Hubco or its Subsidiaries, neither Hubco nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Hubco's knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Hubco or any of its Subsidiaries which, if decided adversely to Hubco or its Subsidiaries, would have a material adverse effect on the business, operations, assets or financial condition of Hubco or its Subsidiaries. Except as disclosed in the Hubco Disclosure Schedule, neither Hubco nor Hubco's Subsidiaries is a party to any order, judgment or decree entered in any lawsuit or proceeding which is material to Hubco or its Subsidiaries.

     4.8. Compliance With Applicable Law.

     (a) Hubco has filed all reports that it was required to file with the SEC under the Securities Exchange Act of 1934, as amended (the "1934 Act"), all of which complied in all material respects with all applicable requirements of the 1934 Act and the rules and regulations adopted thereunder. As of their respective dates, each such report and each registration statement, proxy statement, form or other document filed by Hubco with the SEC, including without limitation, any financial statements or schedules included therein, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 1992, Hubco and the Bank have duly filed all material forms, reports and documents which they were required to file with each agency charged with regulating any aspect of their business.

     (b) Except as set forth in the Hubco Disclosure Schedule, each of Hubco and Hubco's Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and has complied with and is not in default in any respect under any applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to Hubco or Hubco's Subsidiaries (other than where such default or noncompliance will not result in a material adverse effect on the business, operations, assets or financial condition of Hubco and Hubco's Subsidiaries taken as a whole) and Hubco has not received notice of violation of, and does not know of any violations of, any of the above.

     4.9. Hubco Information. The information relating to Hubco and the Bank, this Agreement and the transactions contemplated hereby in the Registration Statement and Proxy Statement/Prospectus (as defined in Section 5.6(a) hereof), as of the date of the mailing of the Proxy Statement/Prospectus, and up to and including the date of the meeting of stockholders of Jefferson to which such Proxy Statement/Prospectus relates, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement shall comply as to form in all material respects with the provisions of the Securities Act of 1933, as amended (the "1933 Act"), the 1934 Act and the rules and regulations promulgated thereunder.

     4.10. Funding and Capital Adequacy. At the Effective Time, Hubco will have sufficient capital to satisfy all applicable regulatory capital requirements.

     4.11. Hubco Common Stock. At the Effective Time, the Hubco Common Stock issued hereunder will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all liens, encumbrances or restrictions created by or through Hubco, with no personal liability attaching to the ownership thereof. The Hubco Common Stock to be issued pursuant to the Merger will be registered under the 1933 Act and issued in accordance with all applicable state and federal laws, rules and regulations.

     4.12.  Taxes and Tax Returns.

     (a) Hubco, the Bank and Hubco's other Subsidiaries have duly filed all Returns required to be filed by them in respect of any federal, state and local taxes (including withholding taxes, penalties or other payments required) and have duly paid all such taxes due and payable, other than taxes or other charges which are being contested in good faith (and disclosed to Jefferson in writing). Hubco, the Bank and Hubco's other Subsidiaries have established on their books and records reserves that are adequate for the payment of all federal, state and local taxes not yet due and payable, but are incurred in respect of Hubco or the Bank through such date. The Hubco Disclosure Schedule identifies the federal income tax returns of Hubco, the Bank and Hubco's other Subsidiaries which have been examined by the IRS within the past six years. No deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. The Hubco Disclosure Schedule identifies the applicable state income tax returns of Hubco, the Bank and Hubco's other Subsidiaries which have been examined by the applicable authorities. No deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. To the best knowledge of Hubco, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending with respect to, or claims asserted for, taxes or assessments upon Hubco, the Bank or Hubco's other Subsidiaries, nor has Hubco, the Bank or Hubco's other Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any taxes or Returns.

     (b) Except as set forth in the Hubco Disclosure Schedule, neither Hubco nor the Bank nor any other Subsidiary of Hubco (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of taxes,
(iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Hubco or the Bank (nor does Hubco have any knowledge that the IRS has proposed any such adjustment or change of accounting method) or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     4.13.  Employee Benefit Plans.

     (a) Hubco and its Subsidiaries maintain or contribute to certain "employee pension benefit plans" (the "Hubco Pension

Plans"), as such term is defined in Section 3(2)(A) of ERISA, and "employee welfare benefit plans" (the "Hubco Welfare Plans"), as such term is defined in
Section 3(1) of ERISA. Since September 2, 1974, neither Hubco nor its Subsidiaries have contributed to any "Multiemployer Plan", as such term is defined in Section 3(37) of ERISA.

     (b) Each of the Hubco Pension Plans and each of the Hubco Welfare Plans has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Hubco is not aware of any fact or circumstance which would disqualify any plan that could not be retroactively corrected (in accordance with the procedures of the IRS).

     4.14. Contracts. Except as disclosed in the Hubco Disclosure Schedule, neither Hubco nor the Bank, or to the best knowledge of Hubco, any party thereto, is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which the Bank is or will be the creditor) or arrangement, except for defaults which individually or in the aggregate would not have a material adverse effect on the business, operations, assets or financial condition of Hubco and the Bank, taken as a whole.

     4.15. Properties and Insurance.

     (a) Hubco and the Bank have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Hubco's consolidated balance sheet as of December 31, 1993, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1993), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said balance sheet or the notes thereto or that secure liabilities incurred in the ordinary course of business after the date of such balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of Hubco and the Bank taken as a whole and (iv) with respect to owned real property, title imperfections noted in title reports. Except as disclosed in the Hubco Disclosure Schedule, Hubco and the Bank as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by Hubco or the Bank in all material respects as presently occupied, used, possessed and controlled by Hubco and the Bank.

     (b) The business operations and all insurable properties and assets of Hubco and the Bank are insured for their benefit against all risks which, in the reasonable judgment of the management of Hubco, should be insured against, in each case under policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of Hubco adequate for the business engaged in by Hubco and the Bank. As of the date hereof, neither Hubco nor the Bank has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     4.16. Environmental Matters. Except as disclosed in the Hubco Disclosure Schedule, neither Hubco nor the Bank has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Hubco, the Bank or any other Subsidiary of Hubco (either directly or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters which correction or cleanup would be material to the business, operations, assets or financial condition of Hubco and the Bank taken as a whole. Except as disclosed in the Hubco Disclosure Schedule, Hubco has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any property currently owned or leased by Hubco or the Bank or any other Subsidiary in any manner that violates or, after the lapse of time is reasonably likely to violate, any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of Hubco and the Bank, taken as a whole.

     4.17. Reserves. As of June 30, 1994, the allowance for possible loan losses in the Hubco Financial Statements was adequate based upon all factors required to be considered by Hubco at that time in determining the amount of such allowance. The methodology used to compute the allowance for possible loan losses complies in all material respects with all applicable FDIC and Department policies. As of June 30, 1994, the valuation allowance for OREO properties in the Hubco Financial Statements was adequate based upon all factors required to be considered by Hubco at that time in determining the amount of such allowance.

     4.18. Agreements with Bank Regulators. Neither Hubco nor the Bank is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Government Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Jefferson by Hubco prior to the date of this Agreement, nor has Hubco been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except as disclosed in writing to Jefferson by Hubco prior to the date of this Agreement. Neither Hubco nor the Bank is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Jefferson by Hubco prior to the date of this Agreement.

     4.19. Disclosures. No representation or warranty contained in Article IV of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

                      ARTICLE V - COVENANTS OF THE PARTIES

     5.1. Conduct of the Business of Jefferson. During the period from the date of this Agreement to the Effective Time, Jefferson shall conduct its business only in the ordinary course and consistent with prudent banking practice, except for transactions permitted hereunder or with the prior written consent of Hubco, which consent will not be unreasonably withheld. Jefferson also shall use all reasonable efforts to (i) preserve its business organization intact, (ii) keep available to itself the present services of its employees and (iii) preserve for itself and Hubco the goodwill of its customers and others with whom business relationships exist.

     5.2. Negative Covenants.

     (a) Jefferson agrees that from the date hereof to the Effective Time, except as otherwise approved by Hubco in writing or as permitted or required by this Agreement, it will not:

          (i) change any provision of its Articles of Association or By-laws or any similar governing documents of Jefferson;

          (ii) change the number of shares of its authorized or issued capital stock or issue or grant any subscription, option, warrant, call, commitment, right to purchase or agreement of any character relating to the authorized or issued capital stock of Jefferson or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

         (iii) grant any severance or termination pay (other than pursuant to policies or contracts of Jefferson in effect on the date hereof or disclosed to Hubco pursuant hereto) to, or enter into or amend any employment or severance agreement with, any of its directors, officers or employees, except as specified in the Jefferson Disclosure Schedule; adopt any new employee benefit plan or arrangement of any type; or award any increase in compensation or benefits to its directors, officers or employees except with respect to employee increases in the ordinary course of business and consistent with past practices and policies;

          (iv) sell or dispose of any substantial amount of assets or voluntarily incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies or in response to substantial financial demands upon the business of Jefferson;

          (v) except as set forth in the Jefferson Disclosure
    Schedule, make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

          (vi) except as set forth in the Jefferson Disclosure
    Schedule, file any applications or make any contract with respect to branching or site location or relocation;

          (vii) agree to acquire in any manner whatsoever
    (other than to realize upon collateral for a defaulted loan) any business or entity;

          (viii) make any material change in its accounting methods or practices, other than changes required in accordance with generally accepted accounting principles;

          (ix) take any action that would result in any of its representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time or that would cause any of its conditions to Closing not to be satisfied; or

          (x) agree to do any of the foregoing.

     5.3. No Solicitation. Jefferson shall not, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Hubco) concerning any merger or sale of shares of capital stock or sale of substantial assets or liabilities not in the ordinary course of business, or similar transactions involving Jefferson (an "Acquisition Transaction"). Notwithstanding the foregoing, Jefferson may enter into discussions or negotiations or provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of Jefferson, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such discussions or negotiations should be commenced or such information should be furnished. Jefferson will promptly communicate to Hubco the terms of any proposal, whether written or oral, which it may receive in respect of any such Acquisition Transaction and the fact that it is having discussions or negotiations with a third party about an Acquisition Transaction.

     5.4. Current Information. During the period from the date of this Agreement to the Effective Time, each of Jefferson and Hubco will cause one or more of its designated representatives to confer with representatives of the other party on a monthly or more frequent basis regarding its business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. On a monthly basis, Jefferson agrees to provide Hubco, and Hubco agrees to provide Jefferson, with internally prepared profit and loss statements no later than 15 days after the close of each calendar month. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the last fiscal quarter of each fiscal year) ending on or after September 30, 1994, Jefferson will deliver to Hubco and Hubco will deliver to Jefferson their respective quarterly reports. As soon as reasonably available, but in no event more than 90 days after the end of each calendar year, Jefferson will deliver to Hubco and Hubco will deliver to Jefferson their respective Annual Reports.

     5.5. Access to Properties and Records; Confidentiality.

     (a) Jefferson shall permit Hubco and its representatives, and Hubco and the Bank shall permit Jefferson and its representatives, reasonable access to their respective properties, and shall disclose and make available to Hubco and its representatives, or Jefferson and its representatives, as the case may be, all books, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, by-laws, material contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files, plans affecting employees, and any other business activities or prospects in which Hubco and its representatives, or Jefferson and its representatives, may have a reasonable interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would contravene any law, rule, regulation, order or judgment or would waive any privilege. The parties will use their best efforts to obtain waivers of any such restriction (other than waivers of the attorney-client privilege) and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, Jefferson acknowledges that Hubco may be involved in discussions concerning other potential acquisitions and Hubco shall not be obligated to disclose such information to Jefferson except as such information is disclosed to Hubco's shareholders generally.

     (b) All information furnished by the parties hereto previously in connection with transactions contemplated by this Agreement or pursuant hereto shall be used solely for the purpose of evaluating the Merger contemplated hereby and shall be treated as the sole property of the party delivering the information until consummation of the Merger contemplated hereby and, if such Merger shall not occur, each party and each party's advisors shall return to the other party all documents or other materials containing, reflecting or referring to such information, will not retain any copies of such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. In the event that the Merger contemplated hereby does not occur, all documents, notes and other writings prepared by a party hereto or its advisors based on information furnished by the other party shall be promptly destroyed. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the other party; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving such information; or (D) was disclosed to the party receiving such information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

     5.6. Regulatory Matters.

     (a) For the purposes of holding the Stockholders Meeting referred to in
Section 5.7 hereof and qualifying under applicable federal and state securities laws the Hubco Common Stock to be issued to Jefferson stockholders in connection with the Merger, the parties hereto shall cooperate in the preparation and filing by Hubco or Jefferson (as applicable) of a Registration Statement with the SEC which shall include an appropriate proxy statement and prospectus satisfying all applicable requirements of applicable state and federal laws, including the 1933 Act, the 1934 Act and applicable state securities laws and the rules and regulations thereunder, and the rules and regulations of the Comptroller (such proxy statement and prospectus in the form mailed by Jefferson to the Jefferson shareholders together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement/Prospectus" and the various documents to be filed by Hubco under the 1933 Act with the SEC to register the Hubco Common Stock for sale, including the Proxy Statement/Prospectus, are referred to herein as the "Registration Statement").

     (b) Hubco shall furnish Jefferson with such information concerning Hubco and its Subsidiaries as is necessary in order to cause the Proxy Statement/Prospectus, insofar as it relates to such corporations, to comply with
Section 5.6(a) hereof. Hubco agrees promptly to advise Jefferson if at any time prior to the Jefferson shareholders' meeting referred to in Section 5.7 hereof, any information provided by Hubco in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect and to provide Jefferson with the information needed to correct such inaccuracy or omission. Hubco shall furnish Jefferson with such supplemental information as may be necessary in order to cause the Proxy Statement/Prospectus, insofar as it relates to Hubco and its subsidiaries, to comply with Section 5.6(a) after the mailing thereof to Jefferson shareholders.

     (c) Jefferson shall furnish Hubco with such information concerning Jefferson as is necessary in order to cause the Proxy Statement/Prospectus, insofar as it relates to Jefferson, to comply with Section 5.6(a) hereof. Jefferson agrees promptly to advise Hubco if at any time prior to the Jefferson shareholders' meeting referred to in Section 5.6(a) hereof, any information provided by Jefferson in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect and to provide Hubco with the information needed to correct such inaccuracy or omission. Jefferson shall furnish Hubco with such supplemental information as may be necessary in order to cause the Proxy Statement/Prospectus, insofar as it relates to Jefferson, to comply with
Section 5.6(a) after the mailing thereof to Jefferson shareholders.

     (d) Hubco shall as promptly as practicable make such filings as are necessary in connection with the offering of the Hubco Common Stock with applicable state securities agencies and shall use all reasonable efforts to qualify the offering of such stock under applicable state securities laws at the earliest practicable date. Jefferson shall promptly furnish Hubco with such information regarding the Jefferson shareholders as Hubco requires to enable it to determine what filings are required hereunder. Jefferson authorizes Hubco to utilize in such filings the information concerning Jefferson provided to Hubco in connection with, or contained in, the Proxy Statement/Prospectus. Hubco shall furnish Jefferson's counsel with copies of all such filings and keep Jefferson advised of the status thereof. Hubco shall as promptly as practicable file the Registration Statement containing the Proxy Statement/Prospectus with the SEC, Jefferson shall as promptly as practicable file the Proxy Statement/Prospectus with the Comptroller, and each of Hubco and Jefferson shall promptly notify the other of all communications, oral or written, with the SEC and the Comptroller concerning the Registration Statement and the Proxy Statement/Prospectus.

     (e) Hubco shall cause the Hubco Common Stock issuable pursuant to the Merger to be listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System at the Effective Time.

     (f) The parties hereto will cooperate with each other and use their reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as possible, including, without limitation, those required by the Comptroller, the FDIC, the Commissioner, the Department and the DEPE. The parties shall each have the right to review in advance all filings with, including all information relating to the other, as the case may be, and any of their respective Subsidiaries, if any, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement.

     (g) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective Subsidiaries, if any, from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby with respect to the Merger.

     (h) Jefferson acknowledges that Hubco is in or may be in the process of acquiring other banks and financial institutions and that in connection with such acquisitions, information concerning Jefferson may be required to be included in the registration statements, if any, for the sale of securities of Hubco or in SEC reports in connection with such acquisitions. Jefferson agrees to provide Hubco with any information, certificates, documents or other materials about Jefferson as are reasonably necessary to be included in such other SEC reports or registration statements, including registration statements which may be filed by Hubco prior to the Effective Time. Jefferson shall use its reasonable efforts to cause its attorneys and accountants to provide Hubco and any underwriters for Hubco with any consents, comfort letters, opinion letters, reports or information which are necessary to complete the registration statements and applications or any such acquisition or issuance of securities. Hubco shall reimburse Jefferson for expenses thus incurred by Jefferson should this transaction be terminated for any reason other than Section 7.1(i). Hubco shall not file with the SEC any registration statement or amendment thereto or supplement thereof containing information regarding Jefferson unless Jefferson shall have consented to such filing. Jefferson shall not unreasonably delay or withhold any such consent.

     (i) The parties shall use all reasonable efforts to cause the filings with the SEC of the Proxy Statement/Prospectus, and all regulatory filings with the FDIC, the Commissioner and the Comptroller, to be made by December 1, 1994.

     5.7. Approval of Stockholders. Jefferson will (a) take all steps necessary duly to call, give notice of, convene and hold a meeting of the stockholders of Jefferson (the "Stockholders Meeting") for the purpose of securing the approval of stockholders of this Agreement, (b) subject to the qualification set forth in
Section 5.3 hereof and the right not to make a recommendation or to withdraw a recommendation if its investment banker withdraws its fairness opinion prior to the Stockholders' Meeting, recommend to the stockholders of Jefferson the approval of this Agreement and the transactions contemplated hereby and use its reasonable efforts to obtain, as promptly as practicable, such approvals, and
(c) cooperate and consult with Hubco with respect to each of the foregoing matters.

     5.8. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to Closing and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its reasonable efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

     Hubco agrees that from the date hereof to the Effective Time, except as otherwise approved by Jefferson in writing or as permitted or required by this Agreement, it will not, nor will it permit the Bank to take any action that would result in any of its representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time or that would cause any of its conditions to Closing not to be satisfied.

     5.9. Public Announcements. Hubco and Jefferson shall cooperate with each other in the development and distribution of all news releases and other public filings and disclosures with respect to this Agreement or the Merger transaction contemplated hereby, and Hubco and Jefferson agree that unless approved mutually by them in advance, they will not issue any press release or written statement for general circulation relating primarily to the transaction contemplated hereby, except as may be otherwise required by law or regulation in the opinion of counsel.

     5.10. Failure to Fulfill Conditions. In the event that Hubco or Jefferson determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to June 30, 1995 and that it will not waive that condition, it will promptly notify the other party. Except for any acquisition or merger discussions Hubco may enter into with other parties, Jefferson and Hubco will promptly inform the other of any facts applicable to Jefferson or Hubco, respectively, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any governmental authority or which would otherwise prevent or materially delay completion of the Merger.

     5.11.  Indemnification and Insurance.

     (a) For a period of six years after the Effective Time, Hubco shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director, officer, employee or agent of Jefferson or any Subsidiary of Jefferson or serves or has served at the request of Jefferson in any capacity with any other person (collectively, the "Indemnitees") against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, without limitation, reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Indemnitee, (i) in connection with, arising out of or relating to any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative), including, without limitation, any and all claims, actions, suits, proceedings or investigations by or on behalf of or in the right of or against Jefferson, or by any present or former shareholder of Jefferson (collectively, "Claims"), including, without limitation, any Claim which is based upon, arises out of or in any way relates to the Merger, the proxy statement/prospectus mailed to Jefferson's stockholders to vote on the Merger, this Agreement, any of the transactions contemplated by this Agreement, the Indemnitee's service as a member of Jefferson's Board of Directors or any committee of Jefferson's Board of Directors, the events leading up to the execution of this Agreement, any statement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, and (ii) in connection with, arising out of or relating to the enforcement of the obligations of Hubco set forth in this Section 5.11, in each case to the fullest extent permitted under any applicable law, Jefferson's Articles of Association or its By-Laws (and Hubco shall also advance expenses as incurred to the fullest extent permitted under any thereof).

     (b) From and after the Effective Time, Hubco shall assume and honor any obligation of Jefferson immediately prior to the Effective Time with respect to the indemnification of the Indemnitees arising out of Jefferson's Articles of Association or By-Laws as if such obligations were pursuant to a contract or arrangement between Hubco and such Indemnitees.

     (c) In the event Hubco or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Hubco assume the obligations set forth in this Section 5.11.

     (d) Hubco shall have Jefferson's officers and directors covered under either Jefferson's existing officers' and directors' liability insurance policy or a rider to Hubco's then current officers' and directors' liability insurance ("D&O Insurance") policy for periods of at least six years after the Effective Time. However, Hubco only shall be required to insure such persons upon terms and for coverages substantially similar to Jefferson's existing D&O insurance.

     (e) Any Indemnitee wishing to claim indemnification under Section 5.11, upon learning of any such claim, action, suit or proceeding, shall promptly notify Hubco thereof, but the failure to so notify shall not relieve Hubco of any liability it may have to such Indemnitee if such failure does not materially prejudice Hubco. In the event of any such claim, action, suit or proceeding (whether arising before or after the Effective Time) as to which indemnification under this Section 5.11 is applicable, (a) Hubco shall have the right to assume the defense thereof and Hubco shall not be liable to such Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitees in connection with the defense thereof, except that if Hubco elects not to assume such defense or counsel for the Indemnitees advises that there are issues which raise conflicts of interest between Hubco and the Indemnitees, the Indemnitees may retain counsel satisfactory to them, and Hubco shall pay the reasonable fees and expenses of such counsel for the Indemnitees as statements therefor are received; provided however, that Hubco shall be obligated pursuant to this paragraph (e) to pay for only one firm of counsel for all Indemnitees in any jurisdiction with respect to a matter unless the use of one counsel for such Indemnitees would present such counsel with a conflict of interest that is not waived and (b) the Indemnitees will cooperate in the defense of any such matter. Hubco shall not be liable for settlement of any claim, action or proceeding hereunder unless such settlement is effected with its prior written consent; provided however, that Hubco shall not have any obligation hereunder to any Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnitee in the manner contemplated hereby is prohibited by applicable law or public policy.

     5.12.  Retention of Employees and Officers of Jefferson.

     (a) Following consummation of the Merger, to the extent practicable, Hubco will endeavor to cause the Bank to retain and the Bank will, to the extent practical, retain all of Jefferson's existing employees at similar compensation levels.

     (b) Following consummation of the Merger, to the extent practicable, Hubco will endeavor to cause the Bank to retain and the Bank will, to the extent practical, retain Jefferson's current officers in similar positions with the Bank.

     (c) To the extent any officer or employee of Jefferson is terminated following consummation of the Merger, such officer or employee shall be covered by Hubco's severance policy as described in the Hubco Disclosure Schedule with respect to retrenchment or reduction in force and be given credit under such policy for their years of service with Jefferson.

     (d) Following consummation of the Merger, Hubco intends to make available to all employees and officers of Jefferson employed by the Bank coverage under the benefit plans generally available to Hubco's employees and officers (including pension and health and hospitalization) on the terms and conditions available to the Bank's employees and officers. Jefferson employees who come under Hubco's or the Bank's medical, vacation, sick leave and disability plans will be given credit under such plans for prior service with Jefferson and Jefferson's employees shall be granted credit for prior service with Jefferson toward eligibility and vesting under Hubco's pension and 401(k) plans.

     (e) Prior to the Closing, Hubco shall offer an employment agreement and a bonus agreement to Joseph Greco and bonus agreements to the chief financial officer and senior operating officer of Jefferson in the form previously provided to Jefferson.

     5.13. Disclosure Supplements. From time to time prior to the Effective Time, each party hereto will promptly supplement or amend (by written notice to the other) its respective Disclosure Schedule delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate thereby. For the purpose of determining satisfaction of the conditions set forth in Article VI, no supplement or amendment to such Disclosure Schedule shall correct or cure any warranty which was untrue when made, but shall enable the disclosure of subsequent facts or events to maintain the truthfulness of any warranty.

     5.14. Transaction Expenses of Jefferson. Jefferson shall advise Hubco monthly of all out-of-pocket expenses which Jefferson has incurred in connection with this transaction. Jefferson shall mutually agree with Hubco about printing arrangements for the Proxy Statement/Prospectus before entering into any binding contract for such expenses.

     5.15. Compliance with Antitrust Laws. Each of Hubco and Jefferson shall use its best efforts to resolve such objections, if any, which may be asserted with respect to the Merger under antitrust laws, including, without limitation, the Hart-Scott-Rodino Act. In the event a suit is threatened or instituted challenging the Merger as violative of antitrust laws, each of Hubco and Jefferson shall use its best efforts to avoid the filing of, resist or resolve such suit. Hubco and Jefferson shall use their best efforts to take such action as may be required: (a) by the Antitrust Division of the Department of Justice or the Federal Trade Commission in order to resolve such objections as either of them may have to the Merger under antitrust laws, or (b) by any federal or state court of the United States, in any suit brought by a private party or governmental entity challenging the Merger as violative of antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order which has the effect of preventing the consummation of the Merger. Best efforts shall include, but not be limited to, the proffer by Hubco of its willingness to accept an order agreeing to the divestiture, or the holding separate, of any assets of Hubco or Jefferson, except to the extent that any such divestitures or holding separate arrangement would have a material adverse effect on Hubco. The entry by a court, in any suit brought by a private party or governmental entity challenging the Merger as violative of antitrust laws, of an order or decree permitting the Merger, but requiring that any of the businesses, product lines or assets of Hubco or Jefferson be divested or held separate thereafter shall not be deemed a failure to satisfy the conditions specified in Section 6.1 hereof except to the extent that any divestitures or holding separate arrangement would have a material adverse effect on Hubco and Hubco shall not have voluntarily consented to such divestitures or holding separate arrangements. For the purposes of this
Section 5.15, the divestiture or the holding separate of a branch of the Bank or Jefferson with less than $20 million in assets shall not be considered to have a material adverse effect on Hubco.

     5.16. Comfort Letters. Hubco shall cause Arthur Andersen LLP, its independent public accountants, to deliver to Jefferson, and Jefferson shall cause Arthur Andersen LLP, its independent public accountants, to deliver to Hubco and to its officers and directors who sign the Registration Statement for this transaction, a short-form "comfort letter" or "agreed upon procedures" letter, dated the date of the mailing of the Proxy Statement/Prospectus for the Stockholders Meeting of Jefferson, in the form customarily issued by such accountants at such time in transactions of this type.

     5.17. Affiliates. Promptly, but in any event within two weeks, after the execution and delivery of this Agreement, Jefferson shall deliver to Hubco (a) a letter identifying all persons who, to the knowledge of Jefferson, may be deemed to be affiliates of Jefferson under Rule 145 of the 1933 Act and the pooling-of-interests accounting rules, including, without limitation, all directors and executive officers of Jefferson and (b) copies of letter agreements, each substantially in the form of Exhibit 5.17, executed by each such person so identified as an affiliate of Jefferson agreeing to comply with Rule 145 and to refrain from transferring shares as required by the pooling-of-interests accounting rules. Hubco hereby agrees to publish, or file a Form 8-K, Form 10-K or Form 10-Q containing financial results covering at least 30 days of combined operations of Hubco and Jefferson as soon as practicable but in no event later than 20 days after the last day of the first full calendar month following the Effective Time.

     5.18. Pooling in Tax-Free Reorganization Treatment. Prior to the date hereof, Hubco has not taken any action or failed to take any action which would disqualify the Merger for pooling of interests accounting treatment, and before the Effective Time, neither Hubco nor Jefferson shall intentionally take, fail to take, or cause to be taken or not taken any action within its control, which would disqualify the Merger as a "pooling-of-interests" unless Hubco agrees to waive the condition contained in Section 6.2(c) for accounting purposes or as a "reorganization" within the mean of Section 368(a) of the Code.

                      ARTICLE VI - CLOSING CONDITIONS

     6.1. Conditions of Each Party's Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

     (a) Approval of Jefferson Stockholders; SEC Registration. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of Jefferson. The Jefferson proxy statement shall have been cleared for distribution by the Comptroller. The Hubco Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order, and the issuance of the Hubco Common Stock shall have been qualified in every state where such qualification is required under the applicable state securities laws.

     (b) Regulatory Filings. All necessary regulatory or governmental approvals and consents (including without limitation any required approval of the Comptroller, the Commissioner, the FDIC and the DEPE) required to consummate the transactions contemplated hereby shall have been obtained without any term or condition which would materially impair the value of Jefferson to Hubco. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof (including the Hart-Scott-Rodino waiting period) shall have expired.

     (c) Suits and Proceedings. No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more parties hereto in connection with this Agreement and which Hubco or Jefferson determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

     (d) Tax Opinion. Hubco and Jefferson shall each have received an opinion, dated as of the Effective Time, of Pitney, Hardin, Kipp & Szuch, reasonably satisfactory in form and substance to Jefferson and its counsel Lowenstein, Sandler, Kohl, Fisher & Boylan and to Hubco, based upon representation letters reasonably required by Pitney, Hardin, Kipp & Szuch, dated on or about the date of such opinion, and such other facts and representations as counsel may reasonably deem relevant, to the effect that

     (i) the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code; (ii) no gain or loss will be recognized by Jefferson; (iii) no gain or loss shall be recognized upon the exchange of Jefferson Common Stock solely for Hubco Common Stock; (iv) the basis of any Hubco Common Stock received in exchange for Jefferson Common Stock shall equal the basis of the recipient's Jefferson Common Stock surrendered on the exchange, reduced by the amount of cash received, if any, on the exchange, and increased by the amount of the gain recognized, if any, on the exchange (whether characterized as dividend or capital gain income); and (v) the holding period for any Hubco Common Stock received in exchange for Jefferson Common Stock will include the period during which the Jefferson Common Stock surrendered on the exchange was held, provided such stock was held as a capital asset on the date of the exchange.

     6.2. Conditions to the Obligations of Hubco Under this Agreement. The obligations of Hubco under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

     (a) Representations and Warranties; Performance of Obligations of Jefferson. Except for those representations which are made as of a particular date, the representations and warranties of Jefferson contained in this Agreement shall be true and correct in all material respects on the date of the Closing ("Closing Date") as though made on and as of the Closing Date. Jefferson shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has required a supplement or amendment to the Jefferson Disclosure Schedule to render such representation or warranty true and correct in all material respects as of the Closing Date, the representation and warranty shall be deemed true and correct as of the Closing Date only if (i) the information contained in the supplement or amendment to the Jefferson Disclosure Schedule related to events occurring following the execution of this Agreement and (ii) the facts disclosed in such supplement or amendment would not either alone, or together with any other supplements or amendments to the Jefferson Disclosure Schedule, materially adversely affect the representation as to which the supplement or amendment relates.

     (b) Opinion of Counsel to Jefferson. Hubco shall have received an opinion of counsel to Jefferson, dated the Closing Date, in form and substance reasonably satisfactory to Hubco, covering the matters set forth on Exhibit 6.2 hereto.

     (c) Pooling of Interests. Hubco shall have received assurances from its accountants, Arthur Andersen LLP, to the effect that the Merger shall be qualified to be treated by Hubco as a pooling-of-interests for accounting purposes.

     (d) Certificates. Jefferson shall have furnished Hubco with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.2 as Hubco may reasonably request.

     6.3. Conditions to the Obligations of Jefferson Under this Agreement. The obligations of Jefferson under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

     (a) Representations and Warranties; Performance of Obligations of Hubco. Except for those representations which are made as of a particular date, the representations and warranties of Hubco contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. Hubco and the Bank shall have performed in all material respects, the agreements, covenants and obligations to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has required a supplement or amendment to the Hubco Disclosure Schedule to render such representation or warranty true and correct in all material respects as of the Closing Date, the representation and warranty shall be deemed true and correct as of the Closing Date only if (i) the information contained in the supplement or amendment to the Hubco Disclosure Schedule related to events occurring following the execution of this Agreement and (ii) the facts disclosed in such supplement or amendment would not either alone, or together with any other supplements or amendments to the

Hubco Disclosure Schedule, materially adversely affect the representation as to which the supplement or amendment relates.

     (b) Opinion of Counsel to Hubco. Jefferson shall have received an opinion of counsel to Hubco, dated the Closing Date, in form and substance reasonably satisfactory to Jefferson , covering the matters set forth on Exhibit 6.3 hereto.

     (c) Fairness Opinion. Jefferson shall have received an opinion from Capital Consultants of Princeton, Inc., dated as of the date the Proxy
Statement/Prospectus is mailed to Jefferson's stockholders, to the effect that, in its opinion, the consideration to be paid to stockholders of Jefferson hereunder is fair to such stockholders from a financial point of view ("Fairness Opinion").

     (d) No Acquisition by Hubco Causing 15% Dilution. Hubco shall have obtained the written consent of Jefferson if, between the date hereof and the Effective Time, Hubco or the Bank (i) enters into one or more definitive acquisition agreements to acquire other banks, thrifts or other financial institutions (or the assets and/or liabilities of such institutions) and (ii) the cumulative impact on Hubco's earnings per share from such additional acquisitions reasonably is projected to dilute by fifteen percent (15%) or more the estimates prepared by analysts of earnings per share of Hubco for the year following the consummation of such acquisition. If the parties cannot agree concerning this matter, they agree to submit any dispute to a mutually satisfactory investment banker whose opinion shall be final and binding.

     (e) Certificates. Hubco shall have furnished Jefferson with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 6.3 as Jefferson may reasonably request.

                ARTICLE VII - TERMINATION, AMENDMENT AND WAIVER

     7.1. Termination. This Agreement may be terminated prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of
Jefferson:

     (a) by mutual written consent of the parties hereto;

     (b) (i) by Jefferson or Hubco if the Effective Time shall not have occurred on or prior to June 30, 1995 unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time, or (ii) by Hubco or Jefferson if a vote of the stockholders of Jefferson is taken and such stockholders fail to approve this Agreement at the meeting (or any adjournment thereof) held for such purpose;

     (c) by Hubco or Jefferson upon written notice to the other if any application for regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority or by Hubco upon written notice to Jefferson if any such application is approved with conditions which materially impair the value of Jefferson to Hubco;

     (d) by Hubco if (i) there shall have occurred a material adverse change in the business, operations, assets, or financial condition of Jefferson from that disclosed by Jefferson in Jefferson's Call Report for June 30, 1994 and Jefferson's Annual Report to Shareholders for the year ended December 31, 1993; or (ii) there was a material breach in any representation, warranty, covenant, agreement or obligation of Jefferson hereunder and such breach shall not have been remedied within 30 days after receipt by Jefferson of notice in writing from Hubco to Jefferson specifying the nature of such breach and requesting that it be remedied;

     (e) by Jefferson, if (i) there shall have occurred a material adverse change in the business, operations, assets or financial condition of Hubco and its Subsidiaries taken as a whole from that disclosed by Hubco in Hubco's Quarterly Report on Form 10-Q for the six months ended June 30, 1994 and Hubco's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, except for the effects of the acquisition of Washington Bancorp Inc. on July 1, 1994, the effects of which have been reflected in the Hubco S-4 Registration Statement for the Washington Bancorp Inc. acquisition and the Form 8-K filed with respect to the acquisition; or (ii) there was a material breach in any representation, warranty, covenant, agreement or obligation of Hubco hereunder and such breach shall not have been remedied within 30 days after receipt by Hubco of notice in writing from Jefferson specifying the nature of such breach and requesting that it be remedied;

     (f) by Hubco if the conditions set forth in Section 6.2 are not satisfied;

     (g) by Jefferson if the conditions set forth in Section 6.3 are not satisfied;

     (h) by Hubco upon written notice to Jefferson prior to the Effective Time if the Median Pre-Closing Price is less than the Lower Adjustment Price; and

     (i) by Jefferson, if Jefferson's Board of Directors shall have approved an Acquisition Transaction after determining, upon advice of counsel, that such approval was necessary in the exercise of its fiduciary obligations under applicable laws.

     7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement by either Hubco or Jefferson pursuant to Section 7.1, this Agreement (other than Section 5.5(b), the third from the last sentence of Section 5.6(h), this Section 7.2 and Section 8.1) shall forthwith become void and have no effect, without any liability on the part of any party or its officers, directors or stockholders. Nothing contained herein, however, shall relieve any party from any liability for any breach of this Agreement.

     7.3. Amendment. This Agreement may be amended by action taken by the parties hereto at any time before or after adoption of this Agreement by the stockholders of Jefferson but, after any such adoption, no amendment shall be made which reduces the amount or changes the form of the consideration to be delivered to the stockholders of Jefferson without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties hereto.

     7.4. Extension; Waiver. The parties may, at any time prior to the Effective Time of the Merger, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto; or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party against which the waiver is sought to be enforced.

                          ARTICLE VIII - MISCELLANEOUS

     8.1.  Expenses.

     (a) Subject to Section 5.6(h) and Section 8.1(c) hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses.

     (b) Notwithstanding any provision in this Agreement to the contrary, in the event that either of the parties shall willfully default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the willfully defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder if such non-defaulting party prevails.

     (c) If

          (i) this Agreement is terminated by Jefferson pursuant to Section 7.1(i), or by Hubco pursuant to Section 7.1(d)(ii) because of a breach by Jefferson of any covenant, or by Hubco or Jefferson pursuant to Section 7.1(b)(ii) because of an action taken by Jefferson or Jefferson's Board of Directors, and

          (ii) after the execution of this Agreement and prior to the date of termination of this Agreement Jefferson is informed orally or in writing of a proposal to effect an Acquisition Transaction which proposal is not fully withdrawn prior to the date of termination and which proposal is made by a company or person other than Hubco and its affiliates; and

          (iii) before or within 12 months after the date of the termination of this Agreement (a) Jefferson shall have entered into an agreement to engage in an Acquisition Transaction with any person other than Hubco, or (b) the Board of Directors of Jefferson shall have approved an Acquisition Transaction or shall have recommended that the shareholders of Jefferson approve or accept any Acquisition Transaction, in each case, other than as contemplated by this Agreement, and

          (iv) an Acquisition Transaction between Jefferson and another person shall have closed ("Acquisition Transaction Closing") within 24 months after the termination of this Agreement;

then Jefferson or its successor in interest shall pay to Hubco immediately after the Acquisition Transaction Closing, a termination fee (the "Termination Fee") equal to $250,000, plus the legal fees and expenses of Hubco incurred in enforcing its right to the Termination Fee.

     8.2.  Survival. Except for the provisions of Article II, Section 5.8,
Section 5.11, and Section 5.17 hereof, the respective representations, warranties, covenants and agreements of the parties to this Agreement shall not survive the Effective Time, but shall terminate as of the Effective Time.

     8.3. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, as follows:

                  (a)  If to Hubco, to:

                           HUBCO, Inc.
                           3100 Bergenline Avenue
                           Union City, New Jersey  07087
                           Attn.:  Kenneth T. Neilson, President

                           Copy to:

                           Pitney, Hardin, Kipp & Szuch
                           200 Campus Drive
                           Florham Park, New Jersey  07932-0950
                           Attn.:  Ronald H. Janis, Esq.

                  (b)      If to Jefferson, to:

                           Jefferson National Bank
                           155 Jefferson Street
                           Passaic, New Jersey  07055
                           Attn.:  Raymond L. Sisco, Chairman

                           Copy to:

                           Peter H. Ehrenberg, Esq.
                           Lowenstein, Sandler, Kohl, Fisher & Boylan
                           65 Livingston Avenue
                           Roseland, New Jersey  07068

or such other addresses as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of the date so mailed.

     8.4. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement, except for the Indemnitees covered by Section 5.11 hereof and the persons signing letter agreements pursuant to Section 5.17 hereof who shall be entitled to the benefits of such Section 5.17.

     8.5. Entire Agreement. This Agreement, which includes the Disclosure Schedules hereto and the other documents, agreements and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior negotiations, arrangements or understandings, written or oral, with respect thereto.

     8.6. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

     8.7. Governing Law. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof.

     8.8. Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     IN WITNESS WHEREOF, Hubco, the Bank and Jefferson have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ATTEST:                                           HUBCO, Inc.


By:________________________                       By:___________________________
             , Secretary                           Kenneth T. Neilson, President

ATTEST:                                           HUDSON UNITED BANK


By:________________________                       By:__________________________
             , Secretary                           Kenneth T. Neilson, President

ATTEST:                                           JEFFERSON NATIONAL BANK


By:________________________                       By:__________________________
             , Cashier                               Raymond L. Sisco, Chairman

                                  EXHIBIT 5.17

                       FORM OF JEFFERSON AFFILIATE LETTER


October __, 1994


HUBCO, Inc.
3100 Bergenline Avenue
Union City, NJ  07087

Gentlemen:

     I am delivering this letter to you in connection with the proposed merger (the "Merger") of Jefferson National Bank, a national banking association (the "Company") with and into Hudson United Bank, a New Jersey chartered commercial banking corporation, pursuant to the Agreement and Plan of Merger dated October 7, 1994, (the "Agreement") among the Company, HUBCO, Inc. ("Hubco"), and Hudson United Bank. I currently own shares of the Company's common stock, par value $6.00 per share ("Jefferson Common Stock"). As a result of the Merger, I will receive shares of Hubco's common stock, no par value ("Hubco Common Stock") in exchange for my Jefferson Common Stock.

     I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of the Company, as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "1933 Act") by the Securities and Exchange Commission ("SEC") and as the term "affiliate" is used for purposes of the SEC's rules and regulations applicable to the determination of whether a merger can be accounted for as a "pooling of interests" as specified in the SEC's Accounting Series Release 135, as amended by Staff Accounting Bulletins Nos. 65 and 76 ("ASR 135").

     I represent to and agree with Hubco that:

     A. Transfer Review Restrictions. During the period beginning on the date hereof and ending 30 days prior to the consummation of the Merger, I shall not sell, transfer or otherwise dispose of ("transfer") any Jefferson Common Stock owned by me, and I shall not permit any relative who shares my home, or any person or entity who or which I control, to transfer any Jefferson Common Stock owned by such person or entity, without notifying Hubco in advance of the proposed transfer and giving Hubco a reasonable opportunity to review the transfer before it is consummated. Hubco, if advised to do so by its independent public accountants, may instruct me not to make or permit the transfer because it may interfere with the "pooling of interests" treatment of the Merger. I shall abide by any such instructions.

     B. Transfer Restrictions During Merger Consummation Period. I shall not transfer any Jefferson Common Stock owned by me, and I shall not permit any relative who shares my home, or any person or entity who or which I control, to transfer any Jefferson Common Stock owned by such person or entity during the period beginning 30 days prior to the consummation of the Merger and ending immediately after financial results covering at least 30 days of post-Merger combined operations have been published by Hubco by means of the filing of a Form 10-Q or Form 8-K under the Securities Exchange Act of 1934, as amended, the issuance of a quarterly earnings report, or any other public issuance which satisfies the requirements of ASR 135. For purposes of this paragraph only, "Jefferson Common Stock" includes Hubco Common Stock into which my Jefferson Common Stock is converted.

     C. Compliance with Rule 145. I have been advised that the issuance of Hubco Common Stock to me pursuant to the Merger will be registered with the SEC under the 1933 Act on a Registration Statement on Form S-4. However, I have also been advised that, since I may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the Company's stockholders, any transfer by me of Hubco Common Stock is restricted under Rule 145 promulgated by the SEC under the 1933 Act. I agree not to transfer the Hubco Common Stock received by me or any of my affiliates unless (i) such transfer is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the 1933 Act, (ii) in the opinion of Hubco's counsel or counsel reasonably acceptable to Hubco, such transfer is otherwise exempt from registration under the 1933 Act or (iii) such transfer is registered under the 1933 Act.

     D. Stop Transfer Instructions; Legend on Certificates. I also understand and agree that stop transfer instructions will be given to Hubco's transfer agents with respect to the Hubco Common Stock received by me and any of my affiliates and that there will be placed on the certificates of the Hubco Common Stock issued to me and any of my affiliates, or any substitutions therefor, a legend stating in substance:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED OCTOBER __, 1994 BETWEEN THE REGISTERED HOLDER HEREOF AND HUBCO, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF HUBCO, INC."

     E. Consultation with Counsel. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to transfer Hubco Common Stock to the extent I felt necessary with my counsel or counsel for the Company.

     Execution of this letter is not an admission on my part that I am an "affiliate" of the Company as described in the second paragraph of this letter, or a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter. This letter shall terminate concurrently with any termination of the Agreement in accordance with its terms.

                                           Very truly yours,



                                           -----------------------------
                                           Name:

Accepted this _____ day of
October, 1994 by

HUBCO, INC.


By:_________________________

                                  EXHIBIT 6.2

                    FORM OF OPINION OF COUNSEL TO JEFFERSON
                 TO BE DELIVERED TO HUBCO ON THE EFFECTIVE TIME


     (a) Jefferson National Bank ("Jefferson") is a national banking association duly organized, validly existing and in good standing under the laws of the United States. Jefferson has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Jefferson.

     (b) The deposit accounts of depositors in Jefferson are insured up to applicable limits by the Federal Deposit Insurance Corporation.

     (c) The authorized capital stock of Jefferson consists of ___________ shares of common stock, _____ par value per share (the "Jefferson Shares"). The stockholders of Jefferson have preemptive rights with respect to shares of the capital stock of Jefferson pursuant to the Articles of Association of Jefferson or otherwise. Jefferson does not have any authorized class of capital stock other than shares of its common stock and, to the best of our actual knowledge after inquiry, there are no outstanding subscription rights, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating Jefferson to issue, deliver or sell, cause to be issued, delivered or sold, or restricting Jefferson from selling any additional Jefferson Shares or obligating Jefferson to grant, extend or enter into any such agreement or commitment.

     (d) The Agreement has been duly authorized, executed and delivered by Jefferson, and constitutes the valid and binding obligation of Jefferson enforceable in accordance with its terms, except that the enforceability of the obligations of Jefferson may be limited by bankruptcy, fraudulent conveyance, insolvency, moratorium, reorganization or other laws heretofore or hereafter enacted relating to or affecting the rights of creditors generally and by equitable principles limiting the right to obtain specific performance or other similar equitable relief (regardless of whether such enforceability is considered in a proceeding in equity or at law). In addition, certain remedial and other provisions of the Agreement may be limited by implied covenants of good faith, fair dealing, and commercially reasonable conduct, by judicial discretion in the instance of equitable remedies, and by applicable public policies and laws.

     (e) The execution and delivery of the Agreement and the consummation of the transactions contemplated thereby will not (i) conflict with or violate any provision of, or result in the breach of any provision of, the Articles of Association or the by-laws of Jefferson; (ii) to our actual knowledge after inquiry, conflict with or violate in any material respect or result in a material breach or violation of the terms or provisions of, or constitute a material default under, or result in or entitle any party to the acceleration of (whether upon or after the giving of notice or lapse of time or both) any material obligation under, any material indenture, mortgage, deed of trust or loan agreement or any other material agreement, instrument, judgment, order, arbitration award or decree to which Jefferson is a party or by which Jefferson is bound; or (iii) cause Jefferson to violate any statute, rule, regulation or order known to us applicable to Jefferson, except with respect to (ii) and (iii) above, such as in the aggregate will not have a material adverse effect on the ability of Jefferson to consummate this transaction.

     (f) All actions required by law, the Articles of Association of Jefferson or its By-laws to be taken by the directors and stockholders of Jefferson to authorize the execution, delivery and performance of the Agreement and consummation of the Merger and the actions contemplated thereby have been duly taken.

     (g) Assuming that there has been due authorization of the Merger by all necessary corporate and governmental proceedings on the part of HUBCO, Inc. ("Hubco") and that Hubco has taken all action required to be taken by it prior to the Effective Time, upon the appropriate filings with the bank regulatory authorities in respect of the Merger in accordance with Section 1.6 of the Agreement, the Merger will become effective and each of the Jefferson Shares will be extinguished and converted as provided in Article II of the Agreement.

     (h) All approvals, authorizations, consents or other actions and all filings under federal law and any applicable state law required to be obtained by Jefferson ("Approvals") in order to permit the execution and delivery of the Agreement and the performance of the transactions contemplated therein in connection with the Merger have been obtained. No Approval of any other party or entity (other than Hubco and Approvals required to be obtained by Hubco) is required in connection with the execution, delivery and performance by Jefferson of its obligations under the Agreement except for Approvals not required or necessary to be obtained on the date hereof, and except for approvals the failure to obtain which individually or in the aggregate will not have a material adverse effect on the business, operations, assets or financial condition of Jefferson, and which will not prevent or delay the consummation of the transactions contemplated by the Agreement.

     (i) We are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement/Prospectus and make no representation that we have independently verified the accuracy, completeness or fairness of such statements, but from our examination of the Proxy Statement/Prospectus and our general familiarity with the affairs of Jefferson, no facts have come to our attention that caused us to believe that (except for financial statements, other tabular financial information, and other financial and statistical data and information, as to which we do not express any belief) the Proxy Statement/Prospectus on the date of the mailing thereof and on the date of the meeting of stockholders of Jefferson at which the Agreement was approved, contained any untrue statement of a material fact regarding Jefferson or the Merger or omitted to state a material fact regarding Jefferson or the Merger necessary in order to make the statements regarding Jefferson or the Merger therein, in light of the circumstances under which they were made, not misleading.

     (j) To our actual knowledge after inquiry and except as set forth in the Jefferson Disclosure Schedule, and other than ordinary routine litigation incidental to the business of Jefferson there are no actions, suits or proceedings or investigations pending or threatened against or affecting the business, operations, property or financial condition of Jefferson, at law or in equity, in any court or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, except those which, if decided adversely to Jefferson, would not have a material adverse effect on the business, operations, assets or financial condition of Jefferson. Except as disclosed in the Jefferson Disclosure Schedule, to our actual knowledge after inquiry, Jefferson is not in default with respect to any order, writ, injunction or decree of any court or of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or authority, to which they or their properties are subject.

     (k) To our actual knowledge after inquiry, Jefferson has all material permits, licenses, orders and approvals of all governmental or regulatory bodies required to conduct its business under applicable Federal and state laws and regulations, except for those permits, licenses, orders and approvals as to which the failure to obtain would not have a material adverse effect on the business, operations, assets or financial condition of Jefferson.

     In rendering their opinion, such counsel may rely, (A) as to matters involving the application of laws of any jurisdiction other than New Jersey and the United States, to the extent such counsel deems proper and specifies in such opinion, upon the opinion of other counsel of good standing believed by such counsel to be reliable (providing that such counsel states that Hubco is justified in relying upon such specified opinion or opinions) and

(B) as to matters of fact to the extent such counsel deems proper, upon certificates of responsible officers of Jefferson and public officials; provided copies of any such opinions or certificate are delivered to Hubco together with the opinion to be rendered hereunder by counsel to Jefferson. Such counsel may assume that any agreement is a valid and binding obligation of any parties to such agreement other than Jefferson. Such counsel may also rely, as to facts, upon the representations and warranties made by Jefferson in the Agreement and on the genuineness of signatures and the authenticity of copies.

                                  EXHIBIT 6.3

                      FORM OF OPINION OF COUNSEL TO HUBCO
               TO BE DELIVERED TO JEFFERSON ON THE EFFECTIVE TIME


     (a) HUBCO, Inc. ("Hubco") is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Hubco has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Hubco and the Bank, taken as a whole. Hubco is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

     (b) Hudson United Bank (the "Bank") is a commercial bank duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a material adverse effect on the business, operations, assets or financial condition of Hubco and the Bank, taken as a whole.

     (c) The authorized capital stock of Hubco consists of ___________ shares of common stock, no par value per share ("Common Stock") and __________ shares of preferred stock (the "Authorized Preferred Stock"). The stockholders of Hubco have no preemptive rights with respect to such shares pursuant to the Certificate of Incorporation of Hubco or otherwise. Hubco represents that it presently has outstanding ______ shares of Series A Preferred Stock, which constitutes all of the outstanding Authorized Preferred Stock. Except for any Common Stock issuable upon exercise of outstanding stock options granted pursuant to the Hubco Director Stock Option Plan, to the best of our actual knowledge after inquiry, there are no outstanding subscription rights, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating Hubco to issue, deliver or sell, cause to be issued, delivered or sold, or restricting Hubco from selling any additional Common Stock or Authorized Preferred Stock or obligating Hubco to grant, extend or enter into any such agreement or commitment, except as may be provided in any acquisition agreement Hubco may enter into after the date of execution of the Agreement. The outstanding shares of capital stock of each Hubco subsidiary represented by Hubco to be all of the outstanding shares of such subsidiary have been validly authorized and issued and are fully paid and, to the best of our knowledge after due inquiry, are owned by Hubco free and clear from any liens, claims, equities, restrictions or encumbrances created by or through Hubco.

     (d) The Agreement has been duly authorized, executed and delivered by Hubco and the Bank, and constitutes the valid and binding obligations of Hubco and the Bank enforceable in accordance with its terms, except that the enforceability of the obligations of Hubco and the Bank may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, or other laws heretofore or hereafter enacted relating to or affecting the enforcement of creditors' rights generally and by principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). In addition, certain remedial and other provisions of the Agreement may be limited by implied covenants of good faith, fair dealing, and commercially reasonable conduct, by judicial discretion, in the instance of equitable remedies, and by applicable public policies and laws.

     (e) The execution and delivery of the Agreement and the consummation of the transactions contemplated thereby will not (i) conflict with or violate any provision of or result in the breach of any provision of the respective Certificate of Incorporation, or the By-laws of Hubco or the Bank; (ii) to our actual knowledge after inquiry, conflict with or violate in any material respect or result in a material breach or violation of the terms or provisions of, or constitute a material default under, or result in (whether upon or after the giving of notice or lapse of time or both) any material obligation under, any material indenture, mortgage, deed of trust or loan agreement or any other material agreement, instrument, judgment, order, arbitration award or decree to which Hubco or the Bank is a party, or by which Hubco or the Bank is bound; or
(iii) cause Hubco or the Bank to violate any law, ordinance, rule or regulation applicable to Hubco or the Bank, except with respect to (ii) and (iii) above, such as in the aggregate will not have a material adverse effect on the ability of Hubco and the Bank to consummate this transaction.

     (f) All actions of the directors and stockholders of Hubco and the Bank required by law, the respective Certificate of Incorporation of Hubco or the Bank or their respective by-laws to be taken by Hubco or the Bank to authorize the execution, delivery and performance of the Agreement and consummation of the Merger have been duly taken.

     (g) Assuming that there has been due authorization of the Merger by all necessary corporate and governmental proceedings on the part of Jefferson and that Jefferson has taken all action required to be taken by it prior to the Effective Time, upon the appropriate filings with the bank regulatory authorities in respect of the Merger in accordance with Section 1.6 of the Agreement, the Merger will become effective and each of the Jefferson Shares will be extinguished and converted as provided in Article II of the Agreement and the shares of Hubco Common Stock to be issued thereby will have been validly issued by Hubco and fully paid.

     (h) All approvals, authorizations, consents or other actions and all filings under federal law and any applicable state law required to be obtained by Hubco or the Bank ("Approvals") in order to permit the execution and delivery of the Agreement and the performance of the transactions contemplated therein in connection with the Merger have been obtained. No consent of any other party or entity (other than Jefferson and approvals, authorizations, consents and other actions required to be obtained by Jefferson) is required in connection with the execution, delivery and performance by Hubco or the Bank of their obligations under the Agreement, except for Approvals not required or necessary to be obtained on the date hereof.

     (i) We are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement/Prospectus and make no representation that we have independently verified the accuracy, completeness or fairness of such statements, but from our examination of the Proxy Statement/Prospectus and our general familiarity with Hubco (i) we are of the opinion that the Proxy Statement/Prospectus and any supplements or amendments thereto (except for financial statements and other tabular financial information, and other financial and statistical data and information, as to which such counsel need not express any opinion) comply as to form in all material respects with the Securities Act of 1933, as amended, and the applicable laws and regulations thereunder (the "1933 Act"), (ii) no facts have come to our attention that caused us to believe that (except for financial statements and other tabular financial information, as to which we do not express any belief) the Proxy Statement/Prospectus on the date of the mailing thereof and on the date of the meeting of stockholders of Jefferson at which the Agreement was approved, contained any untrue statement of a material fact regarding Hubco, the Bank, or the Merger or omitted to state a material fact regarding Hubco, the Bank, or the Merger necessary in order to make the statement regarding Hubco, the Bank, or the Merger therein, in light of the circumstances under which they were made, not misleading.

     (j) To our actual knowledge after inquiry and except as set forth in the Hubco Disclosure Schedule, and other than ordinary routine litigation incidental to the business of Hubco or its subsidiaries, there is no material action, suit or proceeding or investigation pending or threatened against or affecting the business, operations, property or financial condition of Hubco or the Hubco Subsidiaries, at law or in equity, in any court or before any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, except those which, if decided adversely to Hubco or its subsidiaries, would not have a material adverse effect on the business, operations, assets or financial condition of Hubco and the Bank, taken as a whole; provided, however, we are not counsel to Hubco or the Bank in any litigation and with respect to any such litigation we are relying upon the opinions of general counsel to Hubco with respect to such litigation. To our knowledge, Hubco and the Bank are not in default with respect to any order, writ, injunction or decree of any court or of any federal, state, municipal or other governmental department, commission, board, bureau, agency or authority, to which their properties are subject.

     (k) To our actual knowledge after inquiry, each of Hubco and the Bank have all material permits, licenses, orders and approvals of all governmental or regulatory bodies required for it to conduct its business under applicable state and Federal laws and regulations, except for those permits, licenses, orders and approvals as to which the failure to obtain would not have a material adverse effect on the business, operations, assets or financial condition of Hubco and the Bank taken as a whole. None of such material permits, licenses, orders or approvals will be adversely affected by the consummation of the transactions contemplated by the Agreement except for such permits, licenses, orders or approvals, the loss of which would not have a material adverse effect on the business, financial condition or results of operations of Hubco and the Bank taken as a whole.

     (l) The registration statement of Hubco has been declared effective by the Securities and Exchange Commission ("SEC") under the 1933 Act and, to our actual knowledge, no stop order suspending the effectiveness has been issued under the 1933 Act or proceedings therefor initiated or threatened by the SEC.

     In rendering their opinion, such counsel may rely, (A) as to matters involving the application of laws of any jurisdiction other than the United States or the State of New Jersey, to the extent such counsel deems proper and specifies in such opinion, upon the opinion of other counsel of good standing believed by such counsel to be reliable (providing that such counsel states that Jefferson is justified in relying upon such specified opinion or opinions) and
(B) as to matters of fact, to the extent such counsel deems proper, upon certificates of responsible officers of Hubco, the Bank and public officials; provided copies of any such opinions or certificate are delivered to Jefferson together with the opinion to be rendered hereunder by counsel to Hubco. Such counsel may assume that any agreement is the valid and binding obligation of any parties to such agreement other than Hubco. Such counsel may also rely as to facts, upon the representations and warranties made

                                      -5-
by Hubco in the Agreement and the genuineness of signatures and the authenticity of copies.

                                                                      APPENDIX B

CAPITAL CONSULTANTS OF PRINCETON, INC.
- -------------------------------------------------------------------------------
INVESTMENT BANKERS & BANK/THRIFT CONSULTANTS

                                                  1000 Herrontown Road
                                                  Princeton, NJ 08540-7716
                                                  609-921-3293


January 5, 1995



Board of Directors
Jefferson National Bank
155 Jefferson Street
Passaic, New Jersey  07055


Members of the Board:



Jefferson National Bank ("JEFFERSON") has entered into an Amended and Restated Agreement and Plan of Merger dated November 28, 1994 ("AGREEMENT") with HUBCO, Inc. ("HUBCO") and Hudson United Bank ("HUDSON") which provides for the merger of JEFFERSON with and into HUDSON ("MERGER").



If the MERGER is approved and consummated, subject to the provisions of the AGREEMENT, each share of JEFFERSON Common Stock issued and outstanding (excluding shares held by HUBCO and any dissenting shares) shall be converted at the Effective Time into the right to receive 2.865 shares (as adjusted for HUBCO's announced 3-for-2 stock split) ("EXCHANGE RATIO") of common stock, without par value, of HUBCO. The EXCHANGE RATIO is subject to adjustment upward and downward if the Median Pre-Closing Price, as defined in the AGREEMENT, of HUBCO Common Stock is less than $12.89 per share or exceeds $17.44 per share.

In lieu of the issuance of applicable fractional shares, HUBCO will make a cash payment therefor equal to the product of (1) the fractional interest which a JEFFERSON shareholder would otherwise receive and (2) the HUBCO Common Stock Median Pre-Closing Price.

You have requested our opinion as to whether the consideration to be offered in the MERGER is fair, from a financial point of view, to the shareholders of JEFFERSON.

Capital Consultants of Princeton, Inc., as a customary part of its investment banking business, is engaged in the valuation of commercial banking and thrift institutions and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes.

In arriving at our opinion we have (a) reviewed the Registration Statement on Form S-4 of HUBCO of which this Proxy Statement-Prospectus is a part; (b) reviewed a copy of the AGREEMENT; (c) reviewed the most recent proxy materials of JEFFERSON and HUBCO; (d) reviewed and analyzed the historical financial statements of

January 5, 1995
Page Two



JEFFERSON and HUBCO; (e) reviewed certain publicly available information relating to JEFFERSON and HUBCO; (f) met with and discussed the business and prospects with the senior managements of JEFFERSON and HUBCO; (g) compared operating results and other financial statement information for JEFFERSON and HUBCO with those of certain other banks and thrifts and bank and thrift holding companies which we deemed comparable; (h) reviewed the recent NASDAQ trading history of HUBCO common shares; (i) compared the financial terms of the MERGER with certain publicly available information with respect to certain other bank and thrift and bank and thrift holding companies and the nature and terms of other bank mergers and acquisitions in the financial industry that we deemed relevant; and (j) made such other analyses, studies and inquiries as we deemed relevant.

While we have taken care in our investigation and analysis, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us or publicly available, and have not attempted to verify same. We have not made or obtained any independent evaluations or appraisals of the assets or liabilities of JEFFERSON or HUBCO.

In conducting our analysis and arriving at our opinion, we have considered such financial and other factors as we have deemed appropriate in the circumstances. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the proposed MERGER, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the MERGER. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration to be paid in the MERGER is fair, from a financial point of view, to the shareholders of JEFFERSON.


                               Very truly yours,




                               CAPITAL CONSULTANTS OF PRINCETON, INC.

                                                                      APPENDIX C
                               12 U.S.C. S.214a

         (b)  Rights of dissenting stockholders

         A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



Item 20.  Indemnification of Directors and Officers.

     (i) Limitation of Liability of Directors and Officers. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such persons' duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. HUBCO's Certificate of Incorporation includes limitations on the liability of officers and directors to the fullest extent permitted by New Jersey law.

     (ii) Indemnification of Directors, Officers, Employees and Agents. Under
Article X of its Certificate of Incorporation, HUBCO must, to the fullest extent permitted by law, indemnify its directors, officers, employees and agents.
Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.

     (iii) Insurance. HUBCO's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.

Item 21.
A.  Exhibits

 Exhibit No.                        Description
 -----------                        -----------

   2(a)* Amended and Restated Agreement and Plan of Merger, dated November 28, 1994, by and among HUBCO, Inc., Hudson United Bank and Jefferson National Bank (included as Appendix A to the Proxy
                      Statement/Prospectus).



   5*** Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.

   8*** Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.

   10(a)*** Bonus Agreement between HUBCO, Inc., Hudson United Bank and Carol D'Auria dated October 12, 1994.

   10(b)*** Bonus Agreement between HUBCO, Inc., Hudson United Bank and Joseph Greco dated October 12, 1994.


   10(c)*** Employment Agreement between HUBCO, Inc., Hudson United Bank and Joseph Greco dated October 12, 1994.

   10(d)*** Bonus Agreement between HUBCO, Inc., Hudson United Bank and David Hynes dated October 12, 1994.

   10(e)** Stock Purchase Agreement, dated as of December 7, 1994, by and among Hudson United Bank, Bernard Eichenbaum, David Leff and Shoppers Charge Accounts Co. (is incorporated by reference to Exhibit 10 to HUBCO, Inc.'s Current Report on Form 8-K filed with the SEC on December 7, 1994).

   23(a)              Consent of Arthur Andersen LLP with respect to
                      Jefferson National Bank.

   23(b)              Consent of Arthur Andersen LLP with respect to
                      HUBCO, Inc.

   23(c)              Consent of Barry N. Rein & Associates.

   23(d)*** Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibit 5 hereto).

   23(e)              Consent of Capital Consultants of Princeton, Inc.

   23(f)              Consent of Coopers & Lybrand LLP.

   99(a)*** Form of Proxy Card to be utilized by the Board of Directors of Jefferson National Bank.

- -----------------------------------
 *   Included elsewhere in this registration statement.
 ** Incorporated by reference from other filed documents, as indicated. *** Previously filed.

B.  Financial Schedules

     All schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.

C.  Report, Opinion or Appraisals

     Form of Fairness Opinion of Capital Consultants of Princeton, Inc. is included as Appendix B to Proxy Statement/Prospectus.


Item 22.  Undertakings


1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

3. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6. Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Union City, State of New Jersey, on the 4th day of January, 1995.


                                            HUBCO, Inc.



                                            By: KENNETH T. NEILSON
                                                ------------------------------
                                                Kenneth T. Neilson
                                                President and
                                                Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  Signature                           Title                      Date
  ---------                           -----                      ----

JAMES E. SCHIERLOH
___________________________      Chairman of the           January 4, 1995
(James E. Schierloh)           Board and Director

KENNETH T. NEILSON
___________________________       President and            January 4, 1995
(Kenneth T. Neilson)             Director (Chief
                                Executive Officer)

___________________________         Director               January 4, 1995
(Robert J. Burke)

JOAN DAVID
___________________________         Director               January 4, 1995
(Joan David)

THOMAS R. FARLEY
___________________________         Director               January 4, 1995
(Thomas R. Farley)

HENRY G. HUGELHEIM
___________________________         Director               January 4, 1995
(Henry G. Hugelheim)

  Signature                           Title                      Date
  ---------                           -----                      ----


HARRY J. LEBER
___________________________         Director              January 4, 1995
(Harry J. Leber)

CHARLES F.X. POGGI
___________________________         Director              January 4, 1995
(Charles F.X. Poggi)


___________________________         Director              January 4, 1995
(Sister Grace Frances
Strauber)


___________________________         Director              January 4, 1995
(Edwin Wachtel)

EUGENE V. MALINOWSKI
___________________________       Chief Financial         January 4, 1995
(Eugene V. Malinowski)               Officer
                               (Principal Financial
                                     Officer)

CHRISTINA L. MAIER
___________________________     Assistant Treasurer       January 4, 1995
(Christina L. Maier)                (Principal
                                 Accounting Officer)

                               INDEX TO EXHIBITS


 Exhibit No.                        Description
 -----------                        -----------
A. 2(a)* Amended and Restated Agreement and Plan of Merger, dated November 28, 1994, by and among HUBCO, Inc., Hudson United Bank and Jefferson National Bank (included as Appendix A to the Proxy
                      Statement/Prospectus).



   5*** Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.

   8*** Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.

   10(a)*** Bonus Agreement between HUBCO, Inc., Hudson United Bank and Carol D'Auria dated October 12, 1994.

   10(b)*** Bonus Agreement between HUBCO, Inc., Hudson United Bank and Joseph Greco dated October 12, 1994.


   10(c)*** Employment Agreement between HUBCO, Inc., Hudson United Bank and Joseph Greco dated October 12, 1994.

   10(d)*** Bonus Agreement between HUBCO, Inc., Hudson United Bank and David Hynes dated October 12, 1994.

   10(e)** Stock Purchase Agreement, dated as of December 7, 1994, by and among Hudson United Bank, Bernard Eichenbaum, David Leff and Shoppers Charge Accounts Co. (is incorporated by reference to Exhibit 10 to HUBCO, Inc.'s Current Report on Form 8-K filed with the SEC on December 7, 1994).

   23(a)              Consent of Arthur Andersen LLP with respect to
                      Jefferson National Bank.

   23(b)              Consent of Arthur Andersen LLP with respect to
                      HUBCO, Inc.

   23(c)              Consent of Barry N. Rein & Associates.

   23(d)*** Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibit 5 hereto).

   23(e)              Consent of Capital Consultants of Princeton, Inc.

   23(f)              Consent of Coopers & Lybrand LLP.

   99(a)*** Form of Proxy Card to be utilized by the Board of Directors of Jefferson National Bank.

- -----------------------------------
 *   Included elsewhere in this registration statement.
 ** Incorporated by reference from other filed documents, as indicated. *** Previously filed.